[GRAPHIC OMITTED]


                          Delivering Value Together...
                         from Assets, People & Projects


YEAR-END REPORT 2005 - FEBRUARY 22, 2006

Based on US GAAP and expressed in US dollars

Barrick Earns $175 Million ($0.32 per share) in Q4
Full-Year Net Income Increased 62% to $401 Million


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Highlights
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o Q4 net income was $175 million, or $0.32 per share, and cash flow from operations was $269 million, or $0.50 per share. Full-year net income was $401 million, or $0.75 per share, and full-year cash flow from operations was $726 million, or $1.35 per share.

o Gold sales were 1.65 million ounces at total cash costs of $221 per ounce(1) in Q4 2005. Full-year production was 5.46 million ounces of gold at total cash costs of $227 per ounce - in line with Barrick's original production and cost targets during a year of significant cost pressures for the mining industry.

o Gold reserves as at December 31, 2005 were 89 million ounces(2) based on a $400 gold price, excluding reserves at Placer Dome mines and projects.

o Significant progress continues at the Company's development projects, including Cowal in Australia which is on target to achieve its first gold production in Q1 2006, and approval by the Chilean environmental authorities of the Pascua-Lama project in Chile/Argentina.

o On October 31, 2005, Barrick announced its offer to acquire all the outstanding shares of Placer Dome Inc. to further strengthen its competitive position within the gold mining industry. The Company has subsequently taken up and paid for shares which represent approximately 94% of the common shares of Placer Dome and expects to acquire the remaining shares by the end of Q1.

o Donald J. Carty, John W. Crow, Robert M. Franklin and J. Brett Harvey have been appointed to the Board of Directors as independent directors.
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Barrick Gold Corporation today reported earnings of $175 million ($0.32 per share) for fourth quarter 2005 compared to earnings of $156 million ($0.29 per share) in the year-earlier period. Earnings included a number of special items that had a $52-million post-tax ($0.10 per share) favorable impact in fourth quarter 2005, compared to a positive effect of $127 million post-tax ($0.24 per share) in the prior-year quarter. (See page 26 of Management's Discussion and Analysis for further details.) Cash flow from operations for fourth quarter 2005 was $269 million ($0.50 per share) compared to $123 million ($0.23 per share) in the year-earlier period.

     Fourth-quarter 2005 earnings were favorably impacted by a $50-per-ounce higher realized gold price, higher sales volumes and lower total cash costs compared to the prior-year period.
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1 Total cash costs per ounce is defined as cost of sales divided by ounces sold. Total cash costs per ounce exclude amortization expense, which was $74 per ounce in fourth quarter 2005. For further information on this performance measure see page 17.
2 Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Buzwagi is classified as mineralized material. Barrick is currently assessing the resolution issued by Chilean regulatory authorities approving the environmental impact assessment for the Pascua-Lama protect. It is possible that upon completion of this assessment, up to 1 million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for U.S. reporting purposes but will remain as reserves for Canadian reporting purposes. For additional information on reserves see the tables and related footnotes on pages 89 - 93.




BARRICK YEAR-END 2005                                              PRESS RELEASE

     "The fourth quarter capped off a strong year for Barrick. As our new generation of mines began to deliver shareholder value through strong production, earnings and cash flow, the time was right for another major value-add initiative - the Placer Dome transaction," said Greg Wilkins, President and CEO. "The result is a Canadian-based powerhouse in the global gold-mining industry with the size, scale, strength, and experience to develop world-class assets."

     For 2005, net income increased 62% to $401 million ($0.75 per share) and cash flow from operations increased 43% to $726 million ($1.35 per share), compared to net income of $248 million ($0.46 per share) and cash flow from operations of $509 million ($0.95 per share) in 2004. (See page 15 of Management's Discussion and Analysis for details of various items significantly impacting the comparability of results.) The Company's results primarily benefited from an 8% increase in gold sales volumes, a 12% higher realized gold price, and the lowest total cash costs amongst the senior gold producers.

     Barrick reduced its gold hedge commitments by a further 400,000 ounces in the quarter, bringing the total reduction in the year to one million ounces. The Corporate Gold Sales Contracts position was 6.0 million committed ounces at year-end, or 9% of reserves excluding Pascua-Lama.

PRODUCTION AND COSTS

In fourth quarter 2005, Barrick sold 1.65 million ounces of gold at total cash costs of $221 per ounce, compared to 1.2 million ounces sold at total cash costs of $223 per ounce for the prior-year quarter.

     The fourth quarter benefited from another strong quarter at Lagunas Norte and Goldstrike. For the full-year 2005, the Company was in line with its production and total cash costs guidance despite the significant cost pressures faced by the mining industry during the year. This is the third straight year that Barrick has met its operating targets and demonstrates the Company's ability to deliver on its targets and its cost containment initiatives.

     The North America region fourth-quarter production was in line with the third quarter 2005, but at slightly higher total cash costs, due primarily to higher power costs at Goldstrike.

     The South America region saw a significant increase in production in the fourth quarter versus the third quarter 2005 at slightly higher total cash costs. Lagunas Norte's production and total cash costs both improved over the third quarter. Commissioning activities were completed at Veladero and production levels are ramping up.

     The Australia/Africa region's operating performance in the fourth quarter was similar to the third quarter 2005 and the region met its most recent guidance.


RESERVES AND RESOURCES

Excluding reserves and resources acquired in the Placer Dome transaction, the Company had proven and probable gold reserves of 89 million ounces at year-end 2005, based on a $400-per-ounce gold price. The Company also reported gold mineral resources of 17.6 million ounces and inferred resources of 12.3 million ounces based on a $450-per-ounce gold price.

     Silver contained in Barrick's gold reserves at year end is 933 million ounces and is primarily derived from the Pascua-Lama deposit, one of the largest silver resources in the world, which contains 685 million ounces of silver.


DEVELOPMENT PROJECTS UPDATE

The Company's Cowal project in Australia is nearing completion with construction of the systems necessary for processing oxide ore over 85% complete. Pre-commissioning of the process plant commenced in mid December. Ore is being mined and stockpiled. First gold production is expected to commence by the end of the first quarter 2006.

     At the East Archimedes project at the Ruby Hill mine site in Nevada, all major mine equipment is now in service and pre-stripping activities are progressing well. Initial staffing of the project is complete and the first gold pour is targeted for mid-2007.

     The Company continued to make progress advancing its Pascua-Lama project in Chile/Argentina. Barrick recently received approval of the environmental impact assessment from Chilean environmental regulatory


BARRICK YEAR-END 2005                 2                            PRESS RELEASE
authorities and the Company is committed to working within the framework of the Resolution. Barrick is currently assessing the resolution and it is possible that upon completion of this assessment, up to one million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for U.S. reporting purposes but will remain as reserves for Canadian reporting purposes. The next milestone is the approval of the environmental impact assessment by Argentine regulatory authorities. The project remains on target to commence construction later in 2006, for first production in 2009.

     The Western 102 power plant in Nevada was deemed complete in early December 2005 after performance testing. Cost savings are expected with the start-up of the power plant.

     At Buzwagi in Tanzania, the pre-feasibility study was completed and the feasibility study is underway. Permitting and work on the environmental impact assessment is proceeding, and construction efforts will commence as soon as necessary permits are received.


EXPLORATION UPDATE(3)

Drilling was carried out on 15 properties in the quarter and exploration spending was $46 million. Exploration highlights from the quarter were at South Arturo, North Post, Buzwagi and Tusker.

     In Nevada, 28 holes were completed by year end at the South Arturo target on the Dee property with all holes intersecting oxide mineralization. At year end, gold mineral resources at Dee totaled 158,000 ounces with significant potential to increase resources. At the North Post target on the Goldstrike property, initial results from the underground drill program confirmed the potential of the northern extension of the lower zone.

     In Tanzania, drill programs at Buzwagi converted 2.4 million ounces of resources to reserves for Canadian reporting purposes. The drill program at the Tusker target on the Nyanzaga property extended the mineralization along strike and at depth.

     Drill programs in the Frontera district in South America resumed in the fourth quarter, with drilling carried out at Guanaco Zonzo, Regalito and Cerro Pecos.

     In Russia, field work commenced on three new exploration licenses which were acquired through the auction process.


PLACER DOME INTEGRATION AND 2006 OUTLOOK

On October 31, 2005, Barrick announced its offer to acquire all the outstanding shares of Placer Dome Inc. to further strengthen its competitive position within the gold mining industry. As of February 3, 2006, the Company has taken up and paid for approximately 94% of the common shares of Placer Dome. The remaining shares will be acquired by compulsory acquisition by the end of the first quarter and, upon its completion, Barrick will sell certain assets to Goldcorp under its previously-announced agreement.

     "The powerful combination of Barrick and Placer Dome provides us with an unrivalled pipeline of projects and opportunities that solidifies our future for many years," said Greg Wilkins, President and CEO.

     On January 20, 2006, the Company launched its integration plan that includes visits to all operations and offices, working with Placer Dome personnel and to begin the capture of the estimated $200 million of annual synergies in an orderly and timely manner.

     The Company expects 2006 gold production of 8.6 - 8.9 million ounces and copper production of approximately 350 million pounds. This preliminary guidance reflects Barrick's proportionate share of Placer Dome production since it acquired control on January 20, 2006, and will be confirmed at a later date. Total cash costs are expected to be in the range of $275 - $290 per ounce of gold and about $1.10 per pound of copper, and include the impact of purchase accounting fair value adjustments. Excluding these one-time, non-cash accounting adjustments, copper cash costs would be approximately $0.75 per pound. The Company has purchased put options to protect revenue on approximately 300 million pounds of expected 2006 copper production. These options guarantee a minimum


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3 Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.


BARRICK YEAR-END 2005                 3                            PRESS RELEASE
price of $2.00 per pound, while allowing the Company to fully participate in higher spot copper prices.

     At year-end 2005, proven and probable gold reserves of Barrick, including its interest in Placer Dome reserves acquired, adjusted for the anticipated sale of certain assets to Goldcorp, were 139 million ounces(4), containing 933 million ounces of silver. It also has 6.1 billion pounds of copper reserves.

     As a result of the Placer Dome acquisition, Barrick's gold sales contracts amounted to 20.0 million ounces on a pro forma basis as at December 31, 2005. Since year end, Placer Dome's gold hedge program has been reduced and simplified with all outstanding sold call options eliminated. As of February 22, 2006, the combined gold sales contracts totaled 18.5 million ounces, a reduction of 1.5 million ounces since year-end 2005. Of this total, 9.5 million ounces are allocated as Project Gold Sales Contracts in support of the Pascua-Lama and Pueblo Viejo development projects. The remaining 9.0 million ounces of Corporate Gold Sales Contracts represent 8% of total reserves excluding Pascua-Lama and Pueblo Viejo. Further reductions can be expected as the Company remains committed to reducing its gold sales contracts in this favorable gold price environment.


CORPORATE GOVERNANCE

As part of its continued commitment to strong governance practices, the Company announced that it appointed J. Brett Harvey to the Board of Directors effective December 15, 2005. Mr. Harvey is President and CEO of CONSOL Energy Inc., a leading multi-energy producer of coal, gas and electricity, and brings a wealth of experience in the mining and energy sectors to his position as an independent director of Barrick.

     Barrick also announced that it has appointed Donald J. Carty, John W. Crow and Robert M. Franklin to the Board of Directors effective February 22, 2006. Messrs. Carty, Crow and Franklin are Directors of Placer Dome, and the Company welcomes them as independent directors of Barrick. Mr. Carty is the retired Chairman and Chief Executive Officer of AMR Corporation. Mr. Crow is the former Governor of the Bank of Canada and now is President of J&R Crow Inc., an economic and financial consulting firm. Mr. Franklin is the former Chairman of Placer Dome, holding that position since 1993 and has served on the Placer Dome Board of Directors since 1987.


                                    * * * *


Barrick's vision is to be the world's best gold company by finding, acquiring, developing and producing quality reserves in a profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

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4 For a breakdown of Placer Dome's reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome's press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome's previously established policies and procedures, and have not been independently verified by Barrick Gold Corporation. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Barrick does not intend to report mineralization at the Pueblo Viejo project as a reserve for U.S. reporting purposes at this time.



BARRICK YEAR-END 2005                    4                         PRESS RELEASE

Key Statistics

                                                                     Three months ended                   Year ended
(in United States dollars)                                                 December 31,                  December 31,
                                                                  ------------------------  --------------------------
(Unaudited)                                                          2005          2004          2005           2004
------------------------------------------------------------------------------------------  --------------------------
Operating Results
Gold production (thousands of ounces)(1)                            1,648         1,169         5,460          4,958
Gold sold (thousands of ounces)                                     1,650         1,200         5,320          4,936

Per Ounce Data
   Average spot gold price                                        $   486       $   434        $  444      $     409
   Average realized gold price                                        467           417           439            391
   Total cash costs(2)                                                221           223           227            214
   Amortization(3)                                                     74            76            76             86
   Total production costs                                             295           299           303            300
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Financial Results (millions)
Gold sales                                                        $   776       $   501        $2,350      $   1,932
Net income                                                            175           156           401            248
Operating cash flow                                                   269           123           726            509

Per Share Data (dollars)
   Net income (basic)                                                0.33          0.30          0.75           0.47
   Net income (diluted)                                              0.32          0.29          0.75           0.46
   Operating cash flow (basic and diluted)                           0.50          0.23          1.35           0.95
Weighted average common shares outstanding (millions)(4)              541           534           538            534
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                                                     As at          As at
                                               December 31,   December 31,
                                            -------------------------------
                                                      2005           2004
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Financial Position (millions)
Cash and equivalents                               $ 1,037        $ 1,398
Non-cash working capital                               151            141
Long-term debt(5)                                    1,721          1,655
Shareholders' equity(6)                              3,850          3,574
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1    Includes equity ounces in Highland Gold.
2 Represents cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by ounces of gold sold. For further information on this performance measure, refer to page 17.
3 Represents amortization expense at the Company's producing mines divided by ounces of gold sold.
4 Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
5 We drew down $1 billion under our credit agreement subsequent to December 31, 2005 to pay for the cash component of the Placer acquisition. We expect to repay the amounts borrowed with proceeds realized on closing of the Goldcorp agreement.
6 Shareholders' equity increased subsequent to December 31, 2005, in connection with the Placer Dome acquisition, refer to note 3 to the Financial Statements.



BARRICK YEAR-END 2005                  5                     SUMMARY INFORMATION

Production and Cost Summary

                          Production (attributable ounces) (000's)               Total Cash Costs (US$/oz)(1)
                       ---------------------------------------------      -------------------------------------------
                            Three months ended           Year ended         Three months ended            Year ended
                                   December 31,         December 31,               December 31,          December 31,
                       ------------------------  -------------------      --------------------- ---------------------
(Unaudited)                     2005      2004        2005     2004              2005     2004        2005      2004
-----------------------------------------------  -------------------      --------------------- ---------------------
North America
    Open Pit                     495       373       1,514    1,381         $     217   $  230     $   235   $   249
    Underground                  127       134         510      562               345      233         314       255
-----------------------------------------------  -------------------      --------------------- ---------------------
    Goldstrike Property Total    622       507       2,024    1,943               242      231         255       250
    Eskay Creek                   25        73         172      290                15        7          49        32
    Round Mountain (50%)          78        84         368      381               291      267         246       225
    Hemlo (50%)                   51        66         230      247               317      232         288       241
    Holt-McDermott(2)             -         -           -        55                -        -           -        197
    Marigold (33%)                19        15          69       47               213      194         219       198
-----------------------------------------------  -------------------      --------------------- ---------------------
                                 795       745       2,863    2,963               245      212         244       223
-----------------------------------------------  -------------------      --------------------- ---------------------
South America
    Pierina                      174        94         628      646               165      155         139       111
    Lagunas Norte                298        -          550       -                102       -          110        -
    Veladero                      51        -           56       -                n/a       -          n/a        -
-----------------------------------------------  -------------------      --------------------- ---------------------
                                 523        94       1,234      646               126      155         126       111
-----------------------------------------------  -------------------      --------------------- ---------------------
Australia/Africa
    Plutonic                      57        74         251      305               293      251         263       223
    Darlot                        39        28         135      140               237      255         259       210
    Lawlers                       38        29         131      110               231      249         271       246
    Kalgoorlie (50%)              81       110         417      444               331      241         248       234
-----------------------------------------------  -------------------      --------------------- ---------------------
                                 215       241         934      999               291      247         257       229
    Bulyanhulu                    72        89         311      350               401      323         358       284
    Tulawaka (70%)                33        -           87       -                217       -          253        -
-----------------------------------------------  -------------------      --------------------- ---------------------
                                 320       330       1,332    1,349               303      265         280       243
-----------------------------------------------  -------------------      --------------------- ---------------------
Highland equity portion           10        -           31        -               314      n/a         303       n/a
-----------------------------------------------  -------------------      --------------------- ---------------------
Total                          1,648      1,169      5,460    4,958         $     221   $  223     $   227   $   214
-----------------------------------------------  -------------------      --------------------- ---------------------

                                                                             Total Production Costs (US$/oz)
                                                                          --------------------- ---------------------
                                                                            Three months ended            Year ended
                                                                                   December 31,          December 31,
                                                                          --------------------- ---------------------
(Unaudited)                                                                     2005      2004        2005      2004
----------------------------------------------------------------------------------------------- ---------------------
    Direct mining costs(3)                                                  $   237     $ 265      $  255    $  248
    Hedge qains(4)                                                              (16)      (24)        (21)      (19)
    By-product credits                                                          (19)      (35)        (25)      (30)
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Cash operating costs                                                            202       206         209       199
    Royalties                                                                    12        13          12        11
    Production taxes                                                              5         2           4         2
    Accretion and other costs                                                     2         2           2         2
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Total cash costs                                                                221       223         227       214
    Amortization                                                                 74        76          76        86
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Total production costs                                                      $   295     $ 299      $  303    $  300
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1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to page 34 for further details. For further information on this performance measure, refer to page 17.
2 Holt-McDermott ceased production in fourth quarter 2004.
3 At market currency exchange rates and commodity prices.
4 From currency and commodity hedge contracts.




BARRICK YEAR-END 2005                      6                 SUMMARY INFORMATION

                 MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

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Our Business                                            7    Liquidity, Capital Resources and Financial Position    27
   Core Business                                        7       Cash Flow                                           27
   Vision and Strategy                                  8       Liquidity                                           28
   Capability to Deliver Results                        8       Financial Position                                  30
   Key Economic Trends                                 10       Contractual Obligations and Commitments             31
Operations Review                                      14       Financial Instruments                               32
   Executive Overview and 2006 Outlook                 14       Off Balance Sheet Arrangements                      33
   Consolidated Gold Production and Sales              17    Critical Accounting Policies and Estimates             35
   Total Cash Costs Performance Measures               17    Cautionary Statement on Forward-Looking
   Results of Operating Segments                       18          Information                                      42
   Other Costs and Expenses                            22    Glossary of Technical Terms                            43
   Quarterly information                               26


This MD&A is intended to help the reader understand Barrick Gold Corporation ("Barrick", "we", or the "Company"), our operations and our present business environment. Unless otherwise specified, all references in this MD&A are to Barrick excluding the impact of the 2006 acquisition of Placer Dome Inc. ("Placer Dome"). It includes the following sections:
o Our Business - a general description of our core business; our vision and strategy; our capability to deliver results; and key economic trends in our present business environment.
o Operations Review - an analysis of our consolidated results of operations for the last three years focusing on our material operating segments and the outlook for 2006.
o Liquidity, Capital Resources and Financial Position - an analysis of cash flows; sources and uses of cash; financial instruments; off-balance sheet arrangements; contractual obligations and commitments; and our financial position.
o Critical Accounting Policies and Estimates - a discussion of accounting policies that require critical judgments and estimates.

This MD&A, which has been prepared as of February 22, 2006, is intended to supplement and complement our unaudited consolidated financial statements and notes thereto for the year ended December 31, 2005 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our "Financial Statements"). You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to our Company, including our most recent Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in our MD&A that is unique to the mining industry, readers should refer to the glossary on page 43. All dollar amounts in our MD&A are in US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

OUR BUSINESS
Core Business
We are currently one of the world's largest gold companies in terms of market capitalization, annual gold production and gold reserves. In early 2006, we completed the acquisition of Placer Dome, which will result in a significant increase in the scale of our mining operations. Details of the acquisition can be found on page 15. Our operations in 2005 were concentrated in these regions:
North America, Australia/Africa and South America. In 2006, we intend to divide the Australia/Africa region into two separate regions. Each region receives direction from the Corporate Office, but has responsibility for all aspects of its businesses including strategy/sustainability and managing all aspects of mining operations including exploration, development/construction, production and closure.



BARRICK YEAR-END 2005           7           MANAGEMENT'S DISCUSSION AND ANALYSIS

   Gold Ounces Produced by Region in 2005

    [PIE CHART OMITTED]


We generate revenue and cash flow from the production and sale of gold. We sell our gold production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market, gold bullion is sold under gold sales contracts between ourselves and various third parties, or gold concentrate is sold to independent smelting companies.

Vision and Strategy
Our vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

Our goal is to create value for our shareholders. We reinvest cash flow from our mines in exploration, development projects and other investments to work towards sustainable growth in gold production and cash flow. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time, but shorter-term priorities are also set for current areas of focus.



Long-term Strategy Elements                 Focus Areas                                 Measures
-----------------------------------------------------------------------------------------------------------------------------------
Growth in reserves and production   o Growth at existing mine sites by finding      o Additions to and size of reserves and
                                      new reserves and converting mineralized         mineralized material.
                                      material to reserves.                         o Consistent investment in exploration
                                    o Growth through successful exploration           and development.
                                      focused principally in key exploration        o Growth in annual gold production.
                                      districts (Goldstrike, Frontera, Lake         o Construction progress versus estimates.
                                      Victoria and in Russia/Central Asia).         o Actual construction costs versus estimates.
                                    o Growth through targeted acquisitions.
                                    o Advance the development of Cowal,
                                      Pascua-Lama, East Archimedes and Buzwagi
                                      as well as newly acquired Placer Dome
                                      projects, including Pueblo Viejo, Cortez
                                      Hills and Donlin Creek.
                                    o Continue to develop a business unit in
                                      Russia/Central Asia.
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Operational excellence              o Control costs.                                o Total cash costs per ounce(1)
                                      o Global supply chain management.             o Amortization per ounce(1)
                                      o Continuous improvement initiatives.         o Ore throughput and equipment utilization
                                      o Currency, interest rate and commodity         statistics.
                                        hedge programs.                             o Liquidity - operating cash flow and credit
                                    o Improve productivity through continuous         ratings.
                                      improvement initiatives.                      o Key balance sheet ratios.
                                    o Effective assessment and management of
                                      risk.
                                    o Effective capital allocation.
                                    o Secure efficient sources of funding for
                                      capital needs.
-----------------------------------------------------------------------------------------------------------------------------------
Strengthen the organization         o Workforce - identify and develop talent.      o Talent review and performance management.
                                    o Leadership development and succession         o Compliance with applicable corporate
                                      planning.                                       governance legislation.
                                    o Adopt best practices in corporate
                                      governance, including strengthening internal
                                      controls over financial reporting.
-----------------------------------------------------------------------------------------------------------------------------------
Responsible mining                  o Reinforce health and safety culture.          o Safety leadership and other training
                                    o Enhance environmental performance,               initiatives.
                                      including use of innovative technology to     o Medical aid injury frequency.
                                      protect the environment.                      o Environmental performance.
                                    o Maintain positive community and government    o Compliance with regulatory requirements.
                                      relations.

1 For more information on total cash costs per ounce performance measures, see pages 17 to 18.



Capability to Deliver Results
Resources and processes provide us with the capability to execute our strategy and deliver results. The critical ones are:

Experienced Management Team and Skilled Workforce
We have an experienced management team that has a proven track record in the mining industry. Strong leadership and governance are critical to the successful implementation of our core strategy. We are focusing on leadership development for key members of executive-level and senior mine management.

A skilled workforce has a significant impact on the efficiency and effectiveness of our operations. The remote nature of many of our mine sites presents challenges in maintaining a skilled workforce. Competition for well-trained and skilled employees is


BARRICK YEAR-END 2005            8          MANAGEMENT'S DISCUSSION AND ANALYSIS
high in our industry, so we are focusing on employee retention, recruiting skilled employees, and positive labor relations. We maintain training programs to develop the skills that certain employees need to fulfill their roles and responsibilities. Priorities for our Human Resources group include strengthening our workforce, developing employee leadership skills and succession planning. We are implementing Human Resource system solutions to enhance our ability to analyze and manage labor costs, productivity and other key statistics to help us effectively manage the impact our workforce has on our mining operations.

Environmental, Health and Safety
As part of our commitment to corporate responsibility, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. In 2005, we continued to focus on enhancing leadership and personal commitment through the development of our health and safety risk management guidelines, which were successfully piloted at one of our mine sites; training for all levels of supervision and management through our "Courageous Safety Leadership" program; and the full implementation of processes at both corporate and regional locations that support governance and accountability measurements. Key areas of focus for 2006 will include safety leadership through training and health and safety risk management practices; designing and enhancing processes and programs to ensure safety requirements are met; and communicating a safety culture as part of Barrick's core values.

We are subject to extensive laws and regulations governing the protection of the environment, endangered and protected species, waste disposal and worker safety. We seek to continuously implement operational improvements to enhance environmental performance. We have environmental groups at the corporate, regional business unit and operating site levels to support our environmental efforts. In 2005, we established an Environmental, Health, Safety and Sustainability Committee to establish policy direction for environmental performance. We became a signatory to the International Cyanide Management Code and committed to certification of all of our operations. In 2005, we also became a signatory to the United Nations ("UN") Global Compact, which represents the world's largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. To provide further guidance toward achieving our environmental objectives, we developed a new Environmental Management System Standard in 2005. Each year, we issue a Responsibility Report that outlines our environmental, health and safety and social responsibility performance for the year.

Cost Control and Supply Sourcing
Successful cost control and supply sourcing depends upon our ability to obtain and maintain adequate quantities of equipment, consumables and supplies as required by our operations at competitive prices. Our Supply Chain group is focusing on improving long-term cost control and sourcing strategies, for major consumables and supplies used in our mining activities, through global commodity purchasing teams. It also facilitates knowledge sharing across our global business and implementation of best practices in procurement. We continue to develop strategies to help us analyze and source consumables and supplies at the lowest cost over the life of a mine, including where appropriate, long-term alliances with certain suppliers to ensure adequate supply is maintained.

Maintenance represents a significant component of operating costs at our mines and impacts the availability of plant and equipment. Our Global Maintenance team is working to reduce maintenance costs and increase equipment utilization through an internal maintenance community. Key areas of focus include setting business process standards for maintenance to optimize usage of mine equipment and enable cost-effective purchasing of mine equipment. They are implementing a global maintenance system, based on the principles of Total Production Maintenance, to facilitate the sharing of best practices across the Company and to track capital equipment statistics such as utilization, availability and useful lives.

Information Management and Technology
Our Information Management and Technology group provides focused and responsive support to enable us to meet our current business objectives and long-term strategy elements. It manages significant risks, such as information security; risks relating to the implementation of new applications; and the risk of failure of critical systems. We are implementing strategies to mitigate these risks, including monitoring operating procedures and the effectiveness of system controls to safeguard data, evaluating the effective use of technology and maintaining disaster recovery plans. Other areas of focus include working with other functional groups to


BARRICK YEAR-END 2005            9          MANAGEMENT'S DISCUSSION AND ANALYSIS
reduce technology diversity by standardizing system solutions, and ongoing analysis of business needs and the potential benefits that can be gained from system solution enhancements.

Continuous Improvement
Our Continuous Improvement ("CI") group is focused on instilling a continuous improvement culture across the Company to increase shareholder value by reducing costs, improving throughput/productivity, and improving quality and safety. Our CI group coordinates annual operational/business reviews to identify and prioritize improvement opportunities. The group also facilitates strategic planning sessions to develop our business strategy.

Internal Controls Over Financial Reporting and Disclosure
We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, where appropriate, to improve the effectiveness of controls. In 2005, we focused on the design, testing and assessment of the effectiveness of internal controls over financial reporting to enable us to meet the certification and attestation requirements of the Sarbanes-Oxley Act ("SOA") for 2006. We presently file management certifications annually under Section 302 and Section 906 of the SOA, and expect to comply with the reporting requirements of Section 404 of the SOA as required by law.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by Barrick in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to Barrick's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Key Economic Trends
In 2005, there has been a continuation of the trend of higher gold and silver prices which, while benefiting gold revenues and by-product credits, also leads to higher gold royalty expenses. A trend of inflationary pressure on the cost of labor, other commodities and consumables, such as oil, natural gas and propane, has caused upward pressure on production costs. We believe that other companies in the gold mining industry are experiencing similar trends. The Placer Dome acquisition will lead to a general increase in the magnitude of the effect of these economic factors on our business.

Gold, Silver and Copper Prices
Market gold prices have a significant impact on our revenue. Silver prices impact total cash costs per ounce(1) of gold as silver sales are recorded as a by-product credit. These prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control.

Gold prices followed an upward trend in 2005, closing the year at $513 per ounce. This trend continued into 2006 with gold reaching a 25-year high of $572 per ounce in early February 2006. In contrast to 2004, the correlation between gold prices and the Euro has lessened, which suggests that exchange rates have become less important in determining gold prices. Other economic influences such as supply and demand, oil prices, trade deficits and US interest rates are important factors in explaining gold price movements. Demand for gold continues, with reports that certain central banks are considering buying gold to add to their reserves, and strong jewelry demand in China and India. The prospects for gold as an investment remain favorable, particularly in response to any global economic/political uncertainty. The past few years have seen a resurgence in gold as an investment vehicle, with more readily accessible gold investment opportunities (such as gold exchange traded funds - "ETFs").

[LINE GRAPH OMITTED]

Over the last three years, our realized gold sales prices have tracked the rising market gold price. Periods when our average realized price was below average market prices were primarily caused by us voluntarily choosing to deliver into gold sales contracts at dates earlier than the final contractual delivery date and at prices lower than prevailing market prices to reduce outstanding gold sales contracts.


1 Total cash costs per ounce excludes amortization, see pages 17 to 18 for further information on this performance measure.



BARRICK YEAR-END 2005            10         MANAGEMENT'S DISCUSSION AND ANALYSIS

[LINE GRAPH OMITTED]

Silver rallied along with gold at the end of 2005, despite continued news that attrition in the US photographic market would depress demand. Silver prices have had support from industrial consumers as technological advances continue to provide silver with new uses, as well as robust jewelry demand from India. The last three years have seen a decline in our silver production, as reserves at our Eskay Creek mine are depleted and the mine approaches the end of its life. After Pascua-Lama begins production, we expect that the quantities of silver we produce will increase significantly.

[LINE GRAPH OMITTED]

The acquisition of Placer Dome will lead to copper prices having a more significant effect on our results due to copper production from the Zaldivar copper mine and the Osborne gold and copper mine. In 2005, these mines combined produced 359 million pounds of copper. Copper prices rose 67% in 2005 as a result of supply reductions, smelter bottlenecks, and low global copper inventory levels, combined with ongoing high levels of copper demand. In early February 2006, copper prices reached a high of $2.33 per pound. In 2006, we purchased put options to protect revenue on approximately 300 million pounds of expected 2006 copper production. These options guarantee a minimum price of $2.00 per pound, while allowing us to fully participate in higher spot copper prices.

Currency Exchange Rates

[LINE GRAPH OMITTED]

[LINE GRAPH OMITTED]

[LINE GRAPH OMITTED]

Results of our mining operations in Australia and Canada, reported in US dollars, are affected by exchange rates between the Australian and Canadian dollars and the US dollar, because a portion of our annual expenditures are based in local currencies. Placer Dome has a mine located in South Africa that will cause us to also have economic exposure to the South African Rand in the future.

A weaker dollar would cause costs reported in US dollars to increase. The Canadian dollar outperformed most major currencies in 2005, including the US dollar, mainly due to sustained higher energy prices and global investor interest in resource assets. We expect the Canadian dollar to remain strong in 2006. The Australian dollar remains steady, mainly due to higher commodity prices, and the exchange rate with the US dollar was fairly stable in 2005. The Rand has shown increased stability against the US dollar in 2005 as compared to previous years, mainly due to increased


BARRICK YEAR-END 2005            11         MANAGEMENT'S DISCUSSION AND ANALYSIS
liquidity and continued strong foreign direct investment in South Africa.

We have a currency hedge position as part of our strategy to control costs by mitigating the impact of volatility in the US dollar on Canadian and Australian dollar-based costs. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2005 - $100 million; 2004 - $96 million; and 2003 - $58 million. These gains are reflected in our operating costs.

Our currency hedge position at the end of 2005 provides protection for our Canadian and Australian dollar-based costs for a significant portion of the next three years. The average hedge rates vary depending on when the contracts were put in place. For hedges in place for future years, average hedge rates are higher because some of the contracts were added over time as the US dollar weakened. The average rates of currency contracts over the next three years are $0.68 for Australian dollar contracts and $0.76 for Canadian dollar contracts. Beyond the next three years, most of our Canadian and Australian dollar-based costs are subject to market currency exchange rates, and consequently costs reported in US dollars for our Australian operations and our Canadian operations could increase if currency exchange rates against the US dollar remain at present levels.

Inflationary Cost Pressures
Our industry is experiencing significant inflationary cost pressures for many commodities and consumables used in the production of gold, as well as, in some cases, constraints on supply. These pressures have led to a trend of higher production costs reported by many gold producers, and we have been actively seeking ways to mitigate these cost pressures. In the case of diesel fuel and propane, we put in place hedge positions that have been successful in mitigating the impact of recent price increases to a significant extent. For other cost pressures, we have been focusing on supply chain management and continuous improvement initiatives to mitigate the impact on our business.

Fuel
We consume on average about 2 million barrels of diesel fuel and approximately 24 million gallons of propane annually across all our mines.

[LINE GRAPH OMITTED]

Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. With global demand increasing and oil supply disruptions in 2005, oil prices rose from $43 per barrel at the start of the year to $61 per barrel at the end of the year. To help control the costs of fuel consumption, we have a fuel hedge position totaling 2 million barrels, which represents about 25% of our total estimated consumption in each of the next four years. The fuel hedge contracts are primarily designated for our Goldstrike, Round Mountain, and Kalgoorlie mines. The average hedge rate of our fuel contracts is $44 per barrel. In 2005, we realized benefits in the form of fuel hedge gains totaling $9 million (2004: $4 million; 2003: nil), when fuel hedge prices were compared to market prices. These gains are reflected in our operating costs. If the trend of high diesel fuel prices continues, this could impact future gold production costs.

Propane prices rose from $0.76 per gallon at the start of 2005 to $1.04 at the end of the year. Propane prices have increased mainly due to a substitution of propane for natural gas by some consumers that caused an increase in demand for propane. To help control the costs of propane consumed at our mines, we have a propane hedge position totaling 17 million gallons, which represents about 70% of our estimated future propane consumption through to the end of 2006, at an average price of $0.79 per gallon. We realized hedge gains totaling $1 million in 2005 (2004 and 2003: nil), when market prices were compared to our propane hedge prices. These gains are reflected in our operating costs.

Electricity
We purchase about 1.6-1.7 million megawatt hours of electricity annually across all our mines. We buy electricity from regional power utilities, and in addition at some mines, we generate our own power. Fluctuations in electricity prices are generally caused by local economic factors and impact costs to produce gold. Electricity prices have generally been rising in recent years due to increases in the price of diesel fuel, coal and natural gas, which are used by many power generators, as well as excess demand for electricity. Natural gas


BARRICK YEAR-END 2005            12         MANAGEMENT'S DISCUSSION AND ANALYSIS
prices rose in North America in 2005, as Hurricane Katrina and other factors caused a tightening of supply that has not fully recovered yet.

To partially mitigate the impact of rising electricity costs, we built a 115-megawatt natural gas-fired power plant that became operational in the fourth quarter of 2005. This power plant provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at the mine.

Consumables
With increasing demand for tires and limitations in supply from tire manufacturers, costs have been rising and some companies have experienced difficulty securing tires. We have been seeking to mitigate this cost pressure by finding ways to extend tire lives and looking at various alternatives for supply. In 2006, our focus will be to complete a tire tender process and sign long-term agreements with preferred tire suppliers to ensure that we continue to receive adequate supply of tires for our mines and development projects. The limited availability of tires has not had a significant impact on productivity at our mines.

Prices for certain other consumables, such as cyanide and explosives, have also been generally increasing, which in turn leads to higher mining and processing costs. In 2005, we benefited from contract pricing for cyanide that was below the prevailing market price. For 2006, we expect to procure most of our cyanide at market prices, with price increases due to higher costs for caustic soda and natural gas. For explosives, we experienced price increases in 2005 because natural gas and ammonia are both used in the production of ammonium nitrate explosives. We are evaluating alternatives to reduce consumables costs through supply chain and continuous improvement initiatives.

Labor Costs
With high demand for experienced miners and relatively inflexible supply, the industry has been facing upward pressure on labor costs, as well as higher turnover rates in some cases, due to the strong demand. Labor cost pressures have been most significant in Australia.

US Dollar Interest Rates

[LINE GRAPH OMITTED]

Short-term US dollar interest rates rose in 2005 as the US Federal Reserve continued its tightening cycle. We expect long-term interest rates to rise as the front end of the curve rises due to inflation risks. Volatility in interest rates mainly affects interest receipts on our cash balances ($1 billion cash at the end of 2005), and interest payments on variable-rate debt ($0.6 billion of variable-rate debt at the end of 2005). Based on the relative amounts of these variable-rate financial assets and liabilities, rising interest rates would have an overall positive impact on our results. The relative amounts of variable-rate financial assets and liabilities may change in the future depending upon the amount of operating cash flow we generate as well as amounts invested in capital expenditures.

In response to the volatility in interest rates, we have used interest rate swaps to alter the relative amounts of variable-rate financial assets and liabilities and to mitigate the overall impact of changes in interest rates. Management of interest-rate risk takes into account the term structure of variable-rate financial assets and liabilities. On $425 million of our cash balances, we have fixed the interest rate through 2007 at 3.63% using interest rate swaps. These interest rate swaps generated hedge gains, when rates under the swaps are compared to market interest rates, totaling $6 million in 2005; $19 million in 2004; and $18 million in 2003. In the future, we may alter the notional amounts of interest rate swaps outstanding as the relative amounts of variable-rate assets and liabilities change to manage interest rate risk.


BARRICK YEAR-END 2005            13         MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONS REVIEW
Selected Annual Information
For the years ended December 31
($ millions, except per share and per ounce data in dollars)
--------------------------------------------------------------------------------
                                               2005          2004          2003
--------------------------------------------------------------------------------
Gold production ('000s oz)                    5,460         4,958         5,510
Gold sales
   '000s oz                                   5,320         4,936         5,554
   $ millions                               $ 2,350       $ 1,932        $2,035
Market gold price(1)                            444           409           363
Realized gold price(1)                          439           391           366
Total cash costs (1), (2)                      227           214           189
Amortization(1)                                  76            86            90
Total production costs(1)                       303           300           279
Net income                                      401           248           200
Net income per share
   Basic                                       0.75          0.47          0.37
   Diluted                                     0.75          0.46          0.37
Cash inflow (outflow)
   Operating activities                         726           509           519
   Capital expenditures                      (1,104          (824)         (322)
   Other investing activities                   (76)            3           (12)
   Financing activities                          93           740          (266)
Cash position - end of year                   1,037         1,398           970
Total assets                                  6,862         6,287         5,345
Total long-term financial liabilities       $ 1,780       $ 1,707       $   789
Gold reserves (millions of                     88.6          89.1          85.9
contained oz)(A)
--------------------------------------------------------------------------------

1 Per ounce weighted average.
2 Total cash costs per ounce statistics exclude amortization. Total cash costs per ounce is a performance measure that is used throughout this MD&A. For more information see pages 17 to 18.

Executive Overview and 2006 Outlook
In 2005, we produced 5.5 million ounces of gold at average total cash costs of $227 per ounce, in line with our original guidance for the year. The contribution to gold production from three new mines, Tulawaka, Lagunas Norte and Veladero, more than offset slightly lower production from Eskay Creek and Plutonic. Through our currency and commodity hedge programs, and supply chain initiatives, we were able to mitigate to some extent the impact of inflationary cost pressures.

We had earnings of $401 million ($0.75 per share) and generated operating cash flow of $726 million ($1.35 per share) in 2005.


A Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material. Barrick is currently assessing the implications of conditions contained in the resolution issued by Chilean regulatory authorities approving the environmental impact assessment for the Pascua-Lama project. It is possible that following the completion of such assessment, up to 1 million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for US reporting purposes. For a breakdown of reserves by category and additional information relating to reserves, see pages 89 to 93 of this Year End Report.

Key Factors Affecting Earnings

-------------------------------------------------------
  For the years ended          Refer
  December 31                 to page
-------------------------------------------------------
  ($ millions)                                  $  248
  Net income - 2004
 Increase (decrease)
  Higher realized gold prices      17   $  255
  Higher sales volumes(1)          17       35
  Higher total cash costs          17     (69)
  Lower amortization rates         23       53
    per ounce
  Lower interest expense           24       12
  Higher income tax expense(2)     25     (36)
  Special items(3)                 15    (111)
  Other                            25       14
 Total increase                                 $ 153
 Net income - 2005                              $ 401
-------------------------------------------------------

1 Impact of changing sales volumes on margin between selling prices, total cash costs and amortization.
2 Excluding the impact of the tax effects of special items.
3 Special items are post-tax and exclude the impact on the period of deferred stripping accounting changes.


At year-end, on a pro forma basis, we had proven and probable reserves, including reserves of 88.6 million ounces at our existing properties and our acquired interest in Placer Dome reserves of 50.1 million ounces of gold(B), of
138.7 million ounces of gold(A)(B), based on a $400 per ounce gold price assumption and 6.15 billion pounds of copper(B), after adjusting for the anticipated sale of certain assets to Goldcorp.

We continued to effectively support and shape our growth profile, including a focus on Russia and Central Asia, and to make significant progress on the development of our new generation of mines. The Tulawaka, Lagunas Norte and Veladero mines began production in 2005, and we expect our fourth new mine, Cowal in Australia, to commence its first gold production in first quarter 2006. We continued work on advancing our other projects, including Buzwagi and Kabanga in Tanzania, Pascua-Lama in Chile/Argentina and East Archimedes in Nevada. We have the capital resources to fund our development projects without the need for any equity dilution. In 2005, we issued $50 million of public debt in Peru and drew down $129 million under our Peru lease and Veladero project financings. We continue to have the gold mining industry's only A credit rating (A-), as rated by Standard & Poor's.


B For a breakdown of Placer Dome's reserves and resources by category and additional information relating to such reserves and resources, see Placer Dome's press release of February 20, 2006. Such reserves and resources were calculated by employees of Placer Dome in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities, and in accordance with Placer Dome's previously established policies and procedures, and have not been independently verified by Barrick Gold Corporation. Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards to classify mineralization as a reserve. Based on a preliminary review, Barrick does not intend to report mineralization at the Pueblo Viejo project as a reserve for US reporting purposes at this time.


BARRICK YEAR-END 2005            14         MANAGEMENT'S DISCUSSION AND ANALYSIS

Special Items - Effect on Earnings Increase (Decrease) ($ millions)

----------------------------------------------------------------------------------------------------------------------
For the years ended December 31                   Refer to        2005                2004                2003
                                                      page  Pre-tax  Post-tax   Pre-Tax  Post-tax   Pre-Tax  Post-Tax
----------------------------------------------------------------------------------------------------------------------
Non-hedge derivative gains                              25    $   6     $   4    $    5      $  9    $   71     $  60
Gains on sale of investments, interests in mining
  properties and Kabanga transaction                    25       37        35        42        31        40        32
Impairment charges on investments, long-lived
  assets and royalty interest                           25     (16)      (16)     (144)      (99)      (16)       14)
Changes in asset retirement obligation cost             25     (15)      (11)      (22)      (17)      (10)      (10)
  estimates at closed mines
Deferred stripping accounting changes
  Cumulative effect                                     36        6         6        -          -        -         -
  Impact on the period compared to previous policy      36       64        44        -          -        -         -
Resolution of Peruvian tax assessment
  Outcome of tax uncertainties                          25        -         -        -        141        -         -
  Reversal of other accrued costs                       25        -         -        21        15        -         -
Deferred tax credits
  Change in Australian tax status                       25        -         5        -         81        -         -
  Release of valuation allowances                       25        -        32        -          5        -         62
Total                                                         $  82     $  99    $ (98)      $166    $   85     $ 130
----------------------------------------------------------------------------------------------------------------------


Cash Flow
In 2005, our cash position decreased by $361 million. We generated $726 million of operating cash flow, $217 million higher than in 2004, mainly because of higher gold sales volumes and realized gold prices, partly offset by higher total cash costs. Capital expenditures were $1.1 billion, $280 million higher than in 2004, due to the levels of construction activity at our development projects. We received $93 million from financing activities in 2005, including $92 million in proceeds on the exercise of stock options and $179 million in proceeds from various financing facilities used to fund construction at our development projects, partly offset by $59 million of scheduled repayments on financing facilities and dividend payments of $118 million.

Acquisition of Placer Dome
In early 2006, we completed the acquisition of Placer Dome. We expect that the total cost of acquisition will be about $10.1 billion. We will consolidate Placer Dome's results of operations from January 19, 2006. Placer Dome is one of the world's largest gold mining companies, with gold mineral reserves of 60.4 million ounces and copper reserves of 6.15 billion pounds at December 31, 2005. Placer Dome produced 3.6 million ounces of gold and 359 million pounds of copper in 2005. It has 12 producing mines based in North America, South America, Africa and Australia/New Guinea, and three significant projects that are in various stages of exploration/development. Its most significant mines are Cortez in the United States, Zaldivar in Chile, Porgera in New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, and Pueblo Viejo in the Dominican Republic. We plan to sell Placer Dome's Canadian mines to Goldcorp Inc. ("Goldcorp"), as well as certain other interests in mineral properties. As at February 17, 2006, Placer Dome had a committed gold hedge position totaling approximately 6.2 million ounces. We plan to focus on reducing this acquired hedge position further over time, consistent with the plans for our existing gold hedge position.

We believe that the business combination between Barrick and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry. This business combination further strengthens our position in the industry, with respect to reserves, production, our development pipeline and balance sheet. We expect that the combination will yield synergies from the combined companies of approximately $200 million annually beginning in 2007. We expect to realize the synergies in the following areas:
o Operations - through the optimization and sharing of mining and processing infrastructure in common jurisdictions, including Nevada, Australia and Tanzania;
o Exploration - by carefully assessing our exploration spending and focusing on the most prospective areas and reducing the overall exploration spending of the combined enterprise;
o  Administration - by eliminating duplication of offices and overheads;
o Procurement - through the improved purchasing power of the larger enterprise; and
o Finance and Tax - by realizing tax synergies in certain jurisdictions, opportunities for debt optimization and a lower overall cost of capital resulting from a larger balance sheet.


BARRICK YEAR-END 2005            15         MANAGEMENT'S DISCUSSION AND ANALYSIS

Sale of certain Placer Dome operations to Goldcorp
Goldcorp has agreed, subject to certain conditions, to acquire all of Placer Dome's Canadian operations (other than its offices in Vancouver and Toronto), including all mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, and a 40% interest in the Pueblo Viejo project in the Dominican Republic, for cash consideration of about $1.5 billion. We expect that the sale of these operations to Goldcorp will close in the first half of 2006. Until closing, we expect to consolidate the results of these operations, and we do not expect to record any significant gain or loss on closing of the sale.

  Selected Pro Forma Consolidated Financial Information (Unaudited)

-------------------------------------------------------------------------------------------------------------------------------
                                                                  As reported
                                                           -----------------------        Pro forma          Pro forma combined
($ millions, except per share data in dollars)             Barrick     Placer Dome   adjustments(1)         Barrick/Placer Dome
-------------------------------------------------------------------------------------------------------------------------------
Income statement - For the year ended December 31, 2005
Sales
  Gold                                                     $ 2,350         $ 1,458          $ (251)                     $ 3,557
  Copper                                                                       520                                          520
Total sales                                                  2,350           1,978            (251)                       4,077
Costs and expenses                                           1,853           1,781            (240)                       3,394
Income before income taxes and other items                     455             113               12                         580
Net income                                                     401              80                8                         489
Net income per share - basic and diluted                      0.75            0.18                                         0.57
Balance sheet - As at December 31, 2005
Cash                                                         1,037             880              308                       2,225
Other current assets                                           711             769             (31)                       1,449
Non-current assets                                           5,114           4,045            (978)                       8,181
Unallocated purchase price                                       -               -            7,221                       7,221
Current liabilities                                            560             546                1                       1,107
Long-term debt                                               1,721           1,107                -                       2,828
Other non-current                                              731             801              998                       2,530
  liabilities
Net assets                                                 $ 3,850         $ 3,240          $ 5,521                     $12,611
-------------------------------------------------------------------------------------------------------------------------------

1 Adjustments to reflect certain estimated effects of purchase accounting and the estimated effects of the sale of certain Placer Dome operations to Goldcorp. See note 3 to the Financial Statements for details.

The pro forma information has been presented for illustrative purposes only to show the effect of the acquisition of 100% of Placer Dome by Barrick as though it had occurred on January 1, 2005 for the pro forma unaudited selected income statement information. The unaudited selected balance sheet information as at December 31, 2005 was prepared using the consolidated balance sheets of Barrick and Placer Dome as at December 31, 2005. Certain adjustments have been reflected in this pro forma information to illustrate the effects of harmonizing accounting policies and purchase accounting, and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. We will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise upon the acquisition.

This unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods. Results of operations for Placer Dome could differ materially from those recorded in 2005 due to the effects of purchase accounting, the harmonization of Placer Dome's accounting policies with Barrick's accounting policies, and other factors such as the key economic trends described on pages 10 to 13. As a result of the bid process, Placer Dome's 2005 income statement reflects approximately $21 million of non-recurring transaction-related costs. Any potential synergies that may be realized, and integration costs that may be incurred, have been excluded from the pro forma information. The information prepared is only a summary, and more details can be found in note 3 to the Financial Statements.

2006 Outlook
In 2006, we expect to produce between 8.6 to 8.9 million ounces of gold at total cash costs of $275 to $290 per ounce and approximately 350 million pounds of copper at total cash costs of about $1.10 per pound including the contribution from the Placer Dome operations after adjusting for the sale of certain operations to Goldcorp.


BARRICK YEAR-END 2005            16         MANAGEMENT'S DISCUSSION AND ANALYSIS

Copper total cash costs per pound include the impact of purchase accounting fair value adjustments. Excluding these one-time, non-cash accounting adjustments, copper cash costs would be lower by approximately $0.35 per pound. The overall average total cash costs per ounce of Placer Dome's gold production is higher than the average for the existing Barrick mines, and consequently, we expect that the overall average total cash costs per ounce of our gold production will increase following the acquisition. We expect the overall amortization expense may increase following the completion of the purchase price allocation.

Consolidated Gold Production and Sales
By replacing gold reserves depleted by production year over year, we can maintain production levels over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or locating new deposits. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. Given that gold exploration is speculative in nature, some exploration projects may prove unsuccessful.

Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena such as inclement weather conditions, floods, and earthquakes and unexpected labor shortages or strikes. Total cash costs per ounce are also affected by ore metallurgy that impacts gold recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and stripping costs incurred during the production phase of the mine. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

In the first half of 2005, ounces produced and sold were similar to the first half of 2004. In the second half of 2005 compared to the same period in 2004, ounces produced increased by about 32%, while ounces sold increased by 26% as production and sales began at Lagunas Norte and increased at the Goldstrike open pit while only production began at Veladero.

In 2005, we sold most of our production at market prices, and delivered approximately 0.8 million ounces into gold sales contracts. We realized an average gold sales price of $439 per ounce, $48 higher than in 2004, mainly due to higher market gold prices. The price realized for gold sales in 2006 and beyond will depend on market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.

Consolidated Total Cash Costs per Ounce(2)

(in dollars per ounce)

-------------------------------------------------------------
For the years ended December 31         2005     2004    2003
-------------------------------------------------------------
Cost of gold sales(1)                   $255    $ 248    $210
Currency/commodity
  hedge gains                           (21)     (19)    (12)
By-product credits                      (25)     (30)    (21)
Royalties/mining taxes                    16       13      12
Accretion/other costs                      2        2       2
Total cash costs(2)                     $227    $ 214    $191
-------------------------------------------------------------

1 At market currency exchange and commodity rates.
2 Total cash costs per ounce excludes amortization - see page 18.

Total cash costs for 2005 were in line with the original full-year guidance, but higher than in 2004, primarily due to inflationary cost pressures experienced in 2005, partly offset by the start-up of low-cost production from Lagunas Norte, the availability of higher-grade ore at Goldstrike open pit, and the impact of the change in accounting for stripping costs (see page 36).

Total Cash Costs Performance Measures
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, mining taxes and accretion expense, except for amortization. Total cash costs per ounce is calculated by dividing the aggregate of these costs by gold ounces sold. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. On our income statement we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales on the income statement.


BARRICK YEAR-END 2005            17         MANAGEMENT'S DISCUSSION AND ANALYSIS

We have provided below a reconciliation to illustrate the impact of excluding amortization from cost of sales and total cash costs per ounce statistics.

In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce statistics as a key performance measure internally to monitor the performance of our mines. We use the statistics to assess how well our mines are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization cost per ounce statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in the statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-on-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce statistics is that they do not reflect the total costs to produce gold, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce statistics.

Total cash costs per ounce statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

Illustration of Impact of Excluding Amortization from Total Cash Costs Per Ounce ($ millions, except per ounce information in dollars)

----------------------------------------------------------------
For the years ended December 31                   2005      2004
----------------------------------------------------------------
Cost of sales per Barrick income statement      $1,214    $1,047
Amortization at producing mines                    409       425
Cost of sales including amortization            $1,623    $1,472
Ounces sold (thousands)                          5,320     4,936
Total cash costs per ounce as reported          $  227    $  214
Amortization per ounce                              76        86
Cost of sales (including                        $  303    $  300
amortization) per ounce
----------------------------------------------------------------

Results of Operating Segments
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment expenses using "total cash costs per ounce" statistics that represent segment cost of sales divided by ounces of gold sold in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment expenses, and should be read in conjunction with the mine statistics presented on pages 85 to 88.

Conducting mining activities in certain countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and tax implications on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.

For development projects, we prepare estimates of capital expenditures, reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and also the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for development projects reflect expensed mine start-up costs.


BARRICK YEAR-END 2005            18         MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTH AMERICA
In 2005, the region produced 2,863,000 ounces (2004: 2,963,000 ounces) at total cash costs of $244 per ounce (2004: $223 per ounce). Gold production in 2005 was within full-year production guidance and slightly lower than 2004 as higher production at Goldstrike Open Pit was offset by slightly lower production at Goldstrike Underground, the processing of fewer tons at Eskay Creek in 2005 and the cessation and sale of mining operations at Holt-McDermott in 2004. In 2005, total cash costs per ounce increased over 2004 due to lower production levels at Goldstrike Underground and inflationary cost pressures, partly offset by higher toll milling credits and the impact of the change in accounting for stripping costs (see page 36). Total cash costs per ounce were slightly better than the full-year guidance as a result of higher production at Goldstrike Open Pit, partly offset by higher costs at Goldstrike Underground and Round Mountain.

Goldstrike Open Pit, United States
Production was higher in 2005 than 2004 as a result of mining in areas of the pit with higher ore grades, on completion of the ninth west layback in the second half of the year, partly offset by lower tons processed in the first half of the year due to above average rainfall that impacted mining rates, harder ore encountered that impacted milling rates, and higher toll milling volumes in 2005. Total cash costs per ounce in 2005 were lower than both guidance and 2004 due to the higher production levels and higher toll milling credits, as well as the impact of the change in accounting for stripping costs (see page 36), partly offset by the impact of inflationary cost pressures and higher royalties due to higher market gold prices.

Goldstrike Underground, United States
In 2005, there was an increase in drift-and-fill mining due to mine sequencing changes to compensate for difficult ground conditions. Lower mining rates due to the increase in drift-and-fill mining, as well as a temporarily plugged backfill raise, were partly offset by a drawdown of stockpiles in the first half of 2005, resulting in lower gold production than guidance and 2004. Lower production levels combined with inflationary cost pressures, higher ground support costs due to difficult ground conditions, an increase in drift-and-fill mining, and higher royalty costs due to higher market gold prices, resulted in higher total cash costs per ounce in 2005 than in 2004, and slightly higher than the guidance for 2005.

Western 102 Power Plant in Nevada, United States
The 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine was completed and began operating in December 2005. The construction cost was $96 million.

Eskay Creek, Canada
As the mine approaches the end of its reserve life in 2008, lower availability of high-grade direct-to-smelter ore resulted in the mining of more lower-grade ore tons, leading to lower gold production in 2005. Total cash costs per ounce in 2005 were lower than the guidance for the year, but higher than in 2004 due to the lower production levels and lower silver by-product credits (volume-related), partly offset by lower smelter costs and higher silver prices.

Round Mountain (50% Owned), United States
In 2005, higher recoveries of gold from ore placed on the leach pad were offset by slightly lower tons placed on the pad, resulting in slightly lower production in 2005 over 2004. Tons processed and recovery rates each period do not necessarily correlate to the ounces produced in the period as there is a time delay between placing tons on the leach pad and producing gold. Total cash costs per ounce were slightly lower than the guidance for 2005, although higher than 2004, mainly due to the impact of inflationary cost pressures and the change in accounting for stripping costs (see page 36). The joint venture partners have agreed to proceed with a pit expansion project, resulting in an increase in gold reserves, and an extension of the expected mine life from 2010 to 2015.

East Archimedes, United States
In 2004, we made a decision to proceed with the East Archimedes project in Nevada. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at Ruby Hill. Construction capital is estimated at about $75 million over an expected two-year construction phase. Gold production is expected to commence by mid-2007. Project highlights include:
o Construction capital costs of $35 million were incurred in 2005.
o The workforce is in place and all major equipment is in service.
o The remaining balance of the mining fleet was received in fourth quarter 2005.
o Pre-strip activities are in progress.

SOUTH AMERICA
The region produced 1,234,000 ounces in 2005 (2004: 646,000 ounces) at total cash costs of $126 per ounce (2004: $111 per ounce). After achieving production start-


BARRICK YEAR-END 2005            19         MANAGEMENT'S DISCUSSION AND ANALYSIS
up ahead of schedule in mid-June 2005, Lagunas Norte made a significant contribution to the region's results in the second half of 2005. Veladero had its first gold pour in September 2005 and commenced full production in fourth quarter 2005. We expect these two mines to make a significant contribution to production for the region in 2006 and beyond. In 2005, gold production exceeded guidance for the year due to higher than expected production at Pierina, while total cash costs per ounce were within the range of guidance provided for the year. Total cash costs per ounce were higher than 2004 due to higher total cash costs per ounce at Pierina.

Pierina, Peru
Although mining at Pierina occurred in higher-grade areas of the pit in 2005, lower quantities of run-of-mine ore were placed on the leach pad than in 2004, which led to slightly lower production in 2005. Total cash costs per ounce increased over 2004 due to the impact of inflationary cost pressures, combined with the impact of higher equipment maintenance, labor and ground support costs, partly offset by higher silver by-product credits and the positive impact of the change in accounting for stripping costs (see page 36). Mining costs per ton of ore were higher in 2005 as tons of waste mined increased over 2004. Gold production and total cash costs per ounce in 2005 were slightly higher than guidance.

Lagunas Norte, Peru
The Lagunas Norte mine achieved start-up in June 2005, ahead of schedule, with a capital construction cost of $323 million. Lagunas Norte produced 550,000 ounces in 2005, at total cash costs of $110 per ounce, with the mining of higher-grade near-surface ore. Both gold production and total cash costs per ounce were within the range of guidance for the year.

Veladero, Argentina
The Veladero mine had its first gold pour, ahead of schedule, in September 2005. Commissioning activities are complete and the mine is ramping up production levels. Capital construction costs for the project were $547 million. The mine produced 56,000 ounces in 2005.

Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina, contingent on obtaining the necessary permits, approvals and fiscal regimes. We recently received approval of the environmental impact assessment from Chilean environmental regulatory authorities and we are committed to working within the framework of the Resolution granted to us. The Resolution, which was issued on February 17, 2006, imposes certain conditions in connection with the development of the project. We are currently assessing the implications of such conditions and it is possible that, following completion of such assessment, reserves for US reporting purposes could be reduced by up to 1 million ounces. It is expected that reserves for Canadian reporting purposes would remain unchanged. Approval of the environmental impact assessment by Argentine regulatory authorities is targeted for second quarter 2006. The timing of receipt of such approval, as well as the resolution of some of the other external issues, such as permitting and licensing, cross-border operating issues and fiscal, tax and royalty issues are largely beyond our control.

Capital and operating cost estimates for the Pascua-Lama project were based on the cost and commodity price environment prevailing at the time of the updated feasibility study, which was finalized in June 2004. The design of the project has been optimized in the course of the permitting process to incorporate additional operating and construction efficiencies, additional environmental mitigation measures, and other project improvements. We are in the course of updating cost estimates to reflect such changes, inflationary cost pressures and higher commodity prices. Although such factors will result in some increase in capital and operating cost estimates, based on the current cost and commodity price environment, and combined with other efficiencies, we do not expect significant changes to the overall economics of the project.


AUSTRALIA/AFRICA
The region produced 1,332,000 ounces in 2005 (2004: 1,349,000 ounces) at total cash costs of $280 per ounce (2004: $243 per ounce). Lower production in 2005 was mainly due to the discontinuation of open pit mining at Plutonic in second quarter 2005 and lower production at Kalgoorlie in the second half of the year, partly offset by new production from Tulawaka. Total cash costs per ounce were higher in 2005 mainly because of inflationary cost pressures, higher exchange rates under hedge contracts, lower tons mined and produced at Bulyanhulu and lower production levels at Plutonic after open-pit mining ended in second quarter 2005.

Kalgoorlie (50% Owned), Australia
Mill throughput was higher in 2005 due to lower maintenance downtime than in 2004; but gold production was lower in 2005 than 2004. Lower production was the result of mining in lower-grade areas of the pit and lower recovery rates experienced in the second half of 2005, partly offset by higher mill throughput due to improved mill utilization and the


BARRICK YEAR-END 2005            20         MANAGEMENT'S DISCUSSION AND ANALYSIS
positive impact of finer ore sizes. Total cash costs per ounce were within the range of guidance for 2005. The combined impact of lower production levels, inflationary cost pressures and higher exchange rates under hedge contracts, and the effect of the change in accounting for stripping costs (see page 36), resulted in higher total cash costs per ounce in 2005 than in 2004. We are assessing process changes, controls and other management measures for the roaster facility to reduce mercury emissions. Kalgoorlie has installed a first-stage mercury scrubber on its carbon kiln and is assessing the performance of that unit to determine what additional steps might be appropriate. The assessment is continuing, after which we will be able to estimate any capital requirements and operating cost impact associated with such measures.

Plutonic, Australia
Gold production at Plutonic was lower in 2005, as the mine processed fewer tons of ore after open-pit mining ended in second quarter 2005, also resulting in a higher proportion of ore feed from the underground, which is of a higher grade than open-pit ore. Total cash costs per ounce were higher in 2005 than 2004, mainly due to the combined effect of the lower gold production levels, higher equipment maintenance, higher exchange rates under hedge contracts and inflationary cost pressures, partly offset by lower operating costs related to cessation of open-pit mining and the impact of the change in accounting for stripping costs (see page 36). Total cash costs per ounce were slightly higher than guidance while gold production was within the guidance range.

Bulyanhulu, Tanzania
Gold production was lower in 2005, mainly due to a combination of lower tons mined and lower ore grades. Tons mined were lower in 2005, mainly due to reduced equipment availability, a hoist gearbox failure and labor issues due to roster changes in 2005. Ore grades were also lower in 2005 as tons were mined from lower-grade stopes. Total cash costs per ounce in 2005 were higher than guidance and 2004 due to the lower gold production levels, inflationary cost pressures and higher administration and underground maintenance costs.

Cowal, Australia
The Cowal project in Australia remains on schedule for its first gold production in first quarter 2006. Construction costs are anticipated to be about ten per cent over the guidance of about $305 million as a result of the impact of inflationary cost pressures in Australia. We have been taking steps to mitigate cost increases where possible. Project highlights at the end of 2005 include:
o Capitalized costs, including capitalized interest, were $258 million in 2005.
o Construction of the systems necessary to process oxide ore were over 85% complete.
o Pre-commissioning of the process plant started in mid-December 2005 and the electrical transmission line was commissioned in January 2006.
o Plant-site concrete and buildings were 98% complete.
o About one million tons of ore have been stockpiled to date.

Buzwagi, Tanzania
The drill program at Buzwagi is substantially complete and the results are being compiled. A pre-feasibility study is complete and will be used to support a reserve of 2.4 million ounces under Canadian reporting standards.(1) The permitting process is underway with the Tanzanian authorities and an engineering project consultant has been assigned to initiate a feasibility study to support a production decision.

Kabanga (50% Owned), Tanzania In April 2005, we entered into a joint-venture agreement with Falconbridge Limited ("Falconbridge") with respect to the Kabanga nickel deposit and related concessions in Tanzania. Falconbridge acquired a 50% indirect interest in respect of the Kabanga project for $15 million cash and a funding commitment. Falconbridge will be the operator of the joint venture. In 2004, the Kabanga project had an estimated inferred resource of 26.4 million tonnes grading 2.6% nickel(1). This resource is currently being updated, based on the field work to be completed in 2006.

Over the next several years, Falconbridge has agreed to fund and conduct a further $50 million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. Falconbridge has initiated the establishment of a dedicated team in Tanzania to coordinate and advance the work plan. After expenditure of $50-million, Falconbridge will decide on whether to proceed with the project. If Falconbridge proceeds with the project, they will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues and expenditures.


1 Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, Buzwagi is classified as mineralized material. For additional information on reserves see the tables on pages 89 to 93.


BARRICK YEAR-END 2005            21         MANAGEMENT'S DISCUSSION AND ANALYSIS

RUSSIA/CENTRAL ASIA
In 2005, we continued to focus on developing our operations in the region. In April 2005, we spent $50 million to increase our ownership in Highland Gold Mining PLC ("Highland Gold") from 14% to 20%. Our 20% ownership interest is reflected in our Financial Statements and production statistics on an equity basis.

We continue to work with Highland Gold on projects where we have the option to acquire a joint interest. We established a project office in Moscow and appointed a Regional Vice President to lead the development of our business in the region.

 OTHER COSTS AND EXPENSES
 Exploration, Development and Business Development Expense

------------------------------------------------------------------------------------------------------------------------------------
($ millions)
For the years ended December 31      2005       2004      2003              Comments on significant trends and variances
------------------------------------------------------------------------------------------------------------------------------------
 Exploration
   North America                     $ 29       $ 26       $19     2005 vs 2004 - Higher activity at Goldstrike. 2004 vs 2003 -
                                                                   Higher activity at Goldstrike, Eskay Creek and Round Mountain.
   Australia/Africa                    41         38        22     2005 vs 2004 - Higher activity at Bulyanhulu. 2004 vs 2003 -
                                                                   Higher activity in Tanzania, primarily at the Buzwagi project.
   South America                       19         20        19
   Russia/Central Asia                  6          5         4     2005 vs 2004 - Higher activity to support development of the new business unit.
   Other countries                      3          1         -
 Mine development                      12         22        53     2005 vs 2004 - In 2004, we expensed Lagunas Norte development costs totaling $9 million until May 1, when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes. 2004 vs 2003 - In 2003, we expensed
                                                                   development costs at Lagunas Norte totaling $29 million, and at
                                                                   Veladero totaling $18 million until October 2003 when the project achieved the criteria to classify mineralization as a reserve for
                                                                   US reporting purposes.
Non-capitalizable project costs        16         7          -     Non-capitalizable costs mainly represent items incurred in the development/construction phase that cannot be capitalized.
Business development/other             15        22         20     2005 vs 2004 - Decrease in overhead costs associated with the administration of exploration and development programs.
Total                                $141       $141      $137
------------------------------------------------------------------------------------------------------------------------------------


BARRICK YEAR-END 2005            22         MANAGEMENT'S DISCUSSION AND ANALYSIS

Amortization Expense

------------------------------------------------------------------------------------------------------------------------------------
($ millions, except per ounce amounts in dollars)
                                  Incr. (decr.) due to
                                  --------------------
For the years ended         2005        Sales             2004        2005        2004
December 31               Amount   volumes(1)   Other   Amount   Per ounce   Per ounce           Comments on other variances
------------------------------------------------------------------------------------------------------------------------------------
Goldstrike Open Pit        $  90      $     3     $ 4     $ 83        $ 60        $ 61   Capital additions in 2005, partly offset by
                                                                                         an increase in reserves.
Goldstrike Underground        60          (6)       -       66         119         120   Capital additions in 2005, offset by an
                                                                                         increase in reserves.
Eskay Creek                   26         (21)     (4)       51         153         176   Writedown of book value in 2004, partly
                                                                                         offset by an increase in amortization due
                                                                                         to a decrease in reserves.
Round Mountain                17            -       -       17          45          47   Capital additions in 2005, offset by an
                                                                                         increase in reserves.
Lagunas Norte                 29           29       -        -          53           -
Pierina                       72          (2)    (33)      107         115         165   Increase in reserves and transfer of
                                                                                         certain assets to Lagunas Norte in 2005.
Kalgoorlie                    20          (3)       3       20          49          44   Capital additions in 2005.
Plutonic                      10          (2)       1       11          39          34   Capital additions in 2005.
Bulyanhulu                    34          (2)       2       34         113         100   Capital additions in 2005.
Other mines                   51           13       2       36          63          59
Sub total                    409            9    (25)      425
Corporate assets              18                            27
Total                      $ 427                         $ 452
------------------------------------------------------------------------------------------------------------------------------------


Amortization Expense (Cont'd)

------------------------------------------------------------------------------------------------------------------------------------
($ millions, except per ounce amounts in dollars)
                                  Incr. (decr.) due to
                                  --------------------
 For the years ended        2004        Sales             2003        2004        2003
 December 31              Amount   volumes(1)   Other   Amount   Per ounce   Per ounce           Comments on other variances
------------------------------------------------------------------------------------------------------------------------------------
 Goldstrike Open Pit        $ 83        $ (4)    $  -     $ 87        $ 61        $ 53   Capital additions in 2004, offset by an
                                                                                         increase in reserves.
 Goldstrike Underground       66          (6)     (1)       73         120         122   Increase in reserves, partly offset by
                                                                                         capital additions in 2004.
 Eskay Creek                  51          (8)      12       47         176         132   Decrease in reserves and capital additions
                                                                                         in 2004.
 Round Mountain               17           -      (3)       20          47          54   Increase in reserves, and a decrease in
                                                                                         property, plant and equipment as
                                                                                         amortization exceed capital additions in
                                                                                         the year.
 Pierina                     107         (48)    (11)      166         165         182   Increase in reserves.
 Kalgoorlie                   20            1     (1)       20          44          48   Increase in reserves.
 Plutonic                     11                    1       10          34          31   Capital additions in 2004, partly offset by
                                           -                                             an increase in reserves.
 Bulyanhulu                   34            3     (6)       37         100         123
 Other mines                  36          (3)       2       37          59          57   Capital additions at Hemlo and Marigold.
 Sub total                   425         (65)     (7)      497
 Corporate assets             27                            25
 Total                     $ 452                         $ 522
------------------------------------------------------------------------------------------------------------------------------------

1 For explanation of changes in sales volumes refer to page 17.



BARRICK YEAR-END 2005            23         MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate Administration, Interest Income and Interest Expense
-------------------------------------------------------------------------------------------------------------------------------
  ($ millions)
  For the years ended
  December 31                2005     2004     2003                          Comments
-------------------------------------------------------------------------------------------------------------------------------
  Corporate administration  $  71    $  71    $  73   2004 vs 2003 - Severance costs of $9 million in 2003,
                                                      with higher regulatory compliance costs in 2004.
  Interest income             (38)     (25)     (31)  2005 vs 2004 - Increase in the average cash balance, combined with an increase in market interest rates.
                                                      2004 vs 2003 - Lower average cash balances in 2004,
                                                      combined with higher gains on cash hedges in 2003.
  Interest costs
   Incurred                   125       60       49   Increase mainly due to new financing put in place in
                                                      2004 and 2005. Average long-term debt outstanding increased from $0.8 billion in 2003 to $0.9 billion in 2004 to $1.8
                                                      billion in 2005.
   Capitalized               (118)     (41)      (5)  2005 vs 2004 - Increased amounts were capitalized in 2005 to
                                                      Pascua-Lama, Cowal, Veladero, and Lagunas Norte development projects as construction costs were incurred and capitalized.
                                                      Capitalization at Lagunas Norte ceased in third quarter 2005, while capitalization at Veladero ceased in fourth quarter 2005.
                                                      Average book value of these four projects was $1.3 billion in
                                                      2005 and $0.6 billion in 2004. 2004 vs 2003 - Higher amounts were capitalized at development projects due to construction costs capitalized in 2004, and capitalization at Pascua-Lama from July
                                                      1, 2004.
  Expensed                  $   7    $  19    $  44   We expect interest expense to increase in 2006 over 2005 as
                                                      Lagunas Norte and Veladero started production and ceased interest capitalization in third quarter and fourth quarter 2005, respectively.
-------------------------------------------------------------------------------------------------------------------------------


 Impairment of Long-lived Assets
-------------------------------------------------------------------------------------------------------------------------------
  ($ millions)
  For the years ended
  December 31                          2005     2004     2003
-------------------------------------------------------------------------------------------------------------------------------
  Impairment charge - Eskay Creek      $ -      $ 58     $  -   In 2004, we completed an impairment test for the Eskay Creek mine, due to a downward revision to reserves, the continued
                                                                weakening of the US dollar that impacts Canadian dollar
                                                                operating costs, and upward revisions in asset retirement
                                                                obligation costs.
  Impairment charge - Peruvian           -        67        -   We completed an impairment test in 2004 on a group of Peruvian
   exploration properties                                       exploration-stage properties based on finalization of the
                                                                exploration program for the year and an updated assessment of future plans for the property.
  Impairment charge - other              -        14        5   2004 includes writedown on various exploration-stage properties.
  Total                                $ -      $139     $  5
-------------------------------------------------------------------------------------------------------------------------------


BARRICK YEAR-END 2005            24         MANAGEMENT'S DISCUSSION AND ANALYSIS


Other (Income) Expense
-----------------------------------------------------------------------------------------------------------------------------------
($ millions)
For the years ended
December 31                     2005      2004      2003
-----------------------------------------------------------------------------------------------------------------------------------
Non-hedge derivative gains     $ (6)     $ (5)    $ (71)   The gains and losses arise primarily due to changes in commodity prices, currency exchange rates and interest rates.
Gains on asset sales             (5)      (36)      (36)   In 2005, we sold certain land positions in Australia. In 2004, we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. In 2003, we sold various mining properties, including several land positions around inactive mine sites in the
                                                           United States, as well as the East Malartic Mill and Bousquet mine in
                                                           Canada. The majority of these land positions were fully amortized in prior years and therefore any proceeds generated gains on sale, before selling costs and taxes.
Gain on Kabanga transaction     (15)        -         -    Gain recorded in 2005 relates to the closing of a transaction with
                                                           Falconbridge.
Gains on investment sales       (17)       (6)       (4)   2005 vs 2004 - $10 million of the gains in 2005 related to the sale of investments held in a rabbi trust for a deferred compensation plan.
                                                           Other gains in all years mainly relate to the sale of various other investments.
Impairment charges on            16         5        11    2005 impairment charge relates to the writedown of two investments
investments                                                which were determined to be impaired. 2003 impairment charge relates mainly to investments under a deferred compensation plan.
Changes in asset retirement      15        22        10    Charges relate to revisions to cost estimates at various closed mines.
obligations at closed mines
Environmental remediation        13        14        38    In 2003, three North American mines shut down and two South American
costs                                                      mines had recently shut down, and as a result the expenditures were very high in this year.
Accretion expense                10         7         7
Currency translation (gains)     (3)        1        (2)   In 2005, gains reflect the strengthening of the Canadian dollar on
losses                                                     monetary assets.
Other items                      59        41        41    Includes charges for World Gold Council fee, legal costs for major litigation and certain costs incurred at our regional business units.
Total                          $ 67      $ 43     $  (6)
-----------------------------------------------------------------------------------------------------------------------------------


Income Taxes
-----------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31                   2005                           2004                           2003
  ($ millions, except percentages)                        Income tax                     Income tax                      Income tax
  Effective income tax rates on       Pre-tax  Effective     expense  Pre-tax  Effective    expense  Pre-tax  Effective     expense
  elements of income                   income   tax rate  (recovery)   income   tax rate (recovery)   income   tax rate  (recovery)
-----------------------------------------------------------------------------------------------------------------------------------
  Income tax expense before elements    $ 455        21%        $ 97     $ 45        53%       $ 24    $ 222        30%        $ 67
  below
  Change in Australian tax status                                 (5)                           (81)                             -
  Outcome of tax uncertainties                                     -                           (141)                             -
  Release of deferred tax valuation                              (32)                            (5)                           (62)
  allowances
   recorded in prior years

                                                                $ 60                          $(203)                           $ 5
-----------------------------------------------------------------------------------------------------------------------------------


Income tax expense increased in 2005 in comparison to the tax recoveries in 2004, as the 2004 tax recoveries arose primarily with respect to the change in Australian tax status and the outcome of tax uncertainties. Our underlying tax rate decreased to 21% in 2005 in part due to the impact of a lower amount of deliveries into gold sales contracts in a low tax-rate jurisdiction at prices below the prevailing spot market gold price than in 2004. A shift in the geographic mix of gold production, and therefore income before taxes, towards jurisdictions with lower tax rates also contributed to a reduction in the underlying tax rate.

As gold prices increase, our underlying tax rate also increases, reaching about 29% with market prices at or above $475 per ounce. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, and any release of deferred tax valuation allowances.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2005, we released valuation allowances totaling $32 million, of which $31 million related to Argentina, in anticipation of higher levels of future taxable income after production began at Veladero, and also due to the impact of higher market gold prices. In 2004, we recorded a tax credit of $141

BARRICK YEAR-END 2005            25         MANAGEMENT'S DISCUSSION AND ANALYSIS
million on final resolution of a Peruvian tax assessment in our favor, as well as the reversal of other accrued costs totaling $21 million ($15 million post-tax). We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; and also an election to file tax returns in US dollars, rather than Australian dollars. In 2005, we revised our estimate of the revaluation of assets for tax purposes due to the change in status, and recorded a further deferred tax credit of $5 million.

The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 40.


 Quarterly Information ($ millions, except where indicated)
-----------------------------------------------------------------------------------------------------------------------------
                                                       2005                                           2004
                                   ---------------------------------------------  -------------------------------------------
                                           Q4         Q3         Q2         Q1         Q4           Q3         Q2        Q1
 Gold sales                             $ 776      $ 627      $ 463      $ 484      $ 501        $ 500      $ 454     $ 477
 Net income                               175        113         53         60        156           32         34        26
 Net income per share - basic (dollars)  0.33       0.21       0.10       0.11       0.30         0.06       0.06      0.05
 Net income per share - diluted (dollars)0.32       0.21       0.10       0.11       0.29         0.06       0.06      0.05
-----------------------------------------------------------------------------------------------------------------------------


Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising gold production and sales volumes as our new mines began production in 2005. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 26.

Fourth Quarter Results
In fourth quarter 2005, we produced 1.65 million ounces at total cash costs of $221 per ounce(1) compared to 1.17 million ounces at total cash costs of $223 per ounce in the prior-year quarter. Revenue for fourth quarter 2005 was $776 million on gold sales of 1.65 million ounces, compared to $501 million in revenue on gold sales of 1.2 million ounces for the prior-year quarter. Sales volumes increased due to the contribution from new mines that began production in 2005. During the quarter, spot gold prices averaged $486 per ounce. We realized an average price of $467 per ounce during the quarter compared to $417 per ounce in the prior-year quarter mainly due to higher spot gold prices. Earnings for fourth quarter 2005 were $175 million ($0.32 per share on a diluted basis), $19 million ($0.03 per share on a diluted basis) higher than the prior-year quarter. The increase in earnings over the prior-year quarter reflects higher gold sales volumes and realized gold prices, partly offset by the impact of special items.

1  Total cash costs per ounce excludes amortization - see page 17.

Effect on Earnings Increase (Decrease)
--------------------------------------------------------------------------------
                                       Three months ended December 31
($ millions)                           2005                       2004
--------------------------------------------------------------------------------
                                Pre-tax    Post-tax        Pre-tax   Post-tax
--------------------------------------------------------------------------------
Non-hedge derivative gains
 (losses)                          $(1)        $(1)            $ 6        $ 6
Gains on sales of investments
 and mining properties               8           8              35         25
Impairment charges on long-
 lived assets and investments      (13)        (13)           (135)       (93)
Change in asset retirement
 obligation estimates               (2)         (3)            (19)       (15)
Deferred stripping accounting
 changes
  Impact on the period compared
   to previous policy               35          24               -          -
Resolution of Peruvian tax
 assessment                          -           -              21        156
Deferred tax credits
 Change in Australian tax status     -           5               -         48
 Other                               -          32               -          -
Total                              $27         $52            $(92)      $127
--------------------------------------------------------------------------------

In fourth quarter 2005, we generated operating cash flow of $269 million compared to operating cash flow of $123 million in the prior-year quarter. Higher operating cash flow primarily relates to the combined effect of higher gold sales volumes and higher realized gold prices.

BARRICK YEAR-END 2005           26      MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Cash Flow

[BAR CHART OMITTED]

Operating Activities

Operating cash flow increased by $217 million in 2005 to $726 million. The key factors that contributed to the year over year decrease are summarized in the table below.


Key Factors Affecting Operating Cash Flow
---------------------------------------------------------------------------------------------------------------------------
  ($ millions)                             Impact on comparative
                                           operating cash flows
  For the years ended                         2005 vs   2004 vs
  December 31              2005   2004   2003    2004      2003   Comments on significant trends and variances
---------------------------------------------------------------------------------------------------------------------------
  Gold sales volumes      5,320  4,936  5,554    $ 68    $(109)   See page 17.

   ('000s oz)
  Realized gold           $439   $391   $366      255      123    See page 17.
  prices
   ($/oz)

  Total cash costs         227    214    189     (69)    (123)    See page 17.
  ($/oz)
  Sub-total                                       254    (109)
  Other inflows
  (outflows)
Income tax payments       (80)   (45)  (111)     (35)       66    2005 vs 2004 - Increased payments in 2005 relate to higher gold prices and the start of Lagunas Norte production.
                                                                  2004 vs 2003 - Large payment in 2003 paid to Canadian
                                                                  tax authorities in relation to 2002 final payment.
  Increase in             (151)  (51)    (1)    (100)     (50)    Due to build-up of both ore and supplies inventory at
   inventories                                                    operating mines, particularly for
                                                                  mines that went into production in 2005.
  Other non-cash            68   (65)   (45)      133     (20)    2005 vs 2004 - Increase in accounts payable in 2005 mainly
   working                                                        due to timing of payments and for mines that began
   capital                                                        production in 2005. 2004 vs 2003 - Increase in taxes
                                                                  recoverable in 2004 relating to input taxes on mine
                                                                  construction costs.
  Interest expense           7     19     44       12       25    See page 24.
  Cost of Inmet              -      -     86        -       86
   settlement
   in 2003
  Effect of other                                (47)      (8)
   factors
  Total                                         $ 217    $(10)
---------------------------------------------------------------------------------------------------------------------------

BARRICK YEAR-END 2005           27          MANAGEMENT'S DISCUSSION AND ANALYSIS


  Investing Activities
----------------------------------------------------------------------------------------------------------------------
  ($ millions)
  For the years ended December 31    2005     2004   2003                       Comments
----------------------------------------------------------------------------------------------------------------------
  Growth capital expenditures(1)
  Veladero                           $213     $284   $ 68 Costs mainly relate to construction activity. Production start-up in fourth quarter 2005.
  Lagunas Norte                       100    182       4  Construction activity started in second quarter 2004.
                                                          Production start-up in second quarter 2005.
  Cowal                               258     73      24  Construction activity started in second quarter 2004.
                                                          Higher levels of activity in 2005,
                                                          leading up to production start-up expected in first
                                                          quarter 2006.
  Tulawaka                              5     48       1  Costs mainly relate to construction activity. Production start-up in first quarter 2005.
  Pascua-Lama                          98     35       9  Higher levels of activity since decision in mid-2004 to proceed with the project, as well
                                                          as capitalized interest since mid-2004.
  Western 102 Power Plant              80     18       -  Construction activity started in first quarter 2004.
                                                          Higher levels of activity in 2005 in lead-up to production start-up in the fourth quarter.
  East Archimedes                      35      -       -  Construction activity started in first quarter 2005.
  Sub-total                         $ 789   $640   $ 106

  Sustaining capital expenditures
  North America                     $ 103   $ 86    $ 80  Higher sustaining capital expenditures at Goldstrike in
                                                          2005, in particular, a 100-ton shovel purchase and higher
                                                          budgeted expenditures in general.
  Australia/Africa                     90     83     115  2003 was higher due to a transition to owner-mining at
                                                          Plutonic that resulted in equipment purchases.
  South America                       114      8      17  Purchases of equipment at newly operational mines.
  Other                                 8      7       4
  Sub-total                        $  315   $184     216
  Total                            $1,104   $824   $ 322

----------------------------------------------------------------------------------------------------------------------
1 Includes both construction costs and capitalized interest.



We plan to fund the expected capital expenditures for 2006 from a combination of our $1 billion cash position at the end of 2005, and operating cash flow that we expect to generate in 2006. We are considering putting in place project financing for a portion of the mine construction costs at Pascua-Lama.

On February 14, 2006, we entered into an agreement with Antofagasta plc ("Antofagasta") to acquire 50% of Tethyan Copper Company's ("Tethyan") Reko Diq project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. If Antofagasta's bid is successfully completed, we will reimburse Antofagasta approximately $100 million in cash for 50% of the acquisition, including the claw-back right to be acquired or extinguished from BHP Billiton who has a right to claw-back a material interest in certain Tethyan's mineral interests.

Financing Activities
The most significant financing cash flows in 2005 were $179 million on issue of new long-term debt obligations, $92 million received on the exercise of employee stock options partly offset by dividend payments made totaling $118 million. We also made scheduled payments under our long-term debt obligations totaling $59 million in 2005.

Liquidity
Liquidity Management
Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include gold production levels, realized gold sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.

Through the combination of a strong balance sheet and positive operating cash flows, we have been able to secure financing, as required, to fund our capital projects. We had three new mines start in 2005, with a fourth scheduled to start production in first quarter 2006. The costs of construction for these projects were

BARRICK YEAR-END 2005        28             MANAGEMENT'S DISCUSSION AND ANALYSIS
financed through a combination of operating cash flows and the issuance of long-term debt financing. While we consider our liquidity profile to be sound with no reasonably foreseeable trends, demands, commitments, events or circumstances expected to prevent us from funding the capital needed to complete our projects and implement our strategy, no assurance can be given that additional capital investments will not be required to be made at these or other projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and we are unable or choose not to issue common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations.

Capital Resources
Adequate funding is in place or available for all our development projects. We plan to put in place project financing for a portion of the expected construction cost of Pascua-Lama; however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flows. We may also invest capital in Russia and Central Asia in 2006 to acquire interests in mineral properties as we develop our business unit there. We expect that any capital required will be funded from a combination of our existing cash position and operating cash flow in 2006.

The total estimated acquisition cost of Placer Dome is $10.1 billion of which approximately $1.3 billion is the cash portion that is funded by drawing upon our $1 billion credit facility, with the balance from our cash position. We expect to close the sale of certain Placer Dome operations to Goldcorp in the first half of 2006 and receive cash consideration of about $1.5 billion from Goldcorp that will be used to repay amounts borrowed, with respect to the Placer Dome acquisition, on our $1 billion credit facility.

Capital Resources
-------------------------------------------------------------------
($ millions)
For the years ended December 31           2005    2004     2003
-------------------------------------------------------------------
Opening capital resources               $2,476  $1,970   $2,044
New sources
 Operating cash flow                       726     509      519

 New and increases to
 financing facilities(2)                   134   1,056        -
                                         3,336   3,535    2,563
Allocations
 Growth capital(3)                       (789)   (640)    (106)
 Sustaining capital(3)                   (315)   (184)    (216)
 Dividends                               (118)   (118)    (118)
 Share buyback                              -     (95)    (154)
 Other                                    (30)    (22)        1
Closing capital resources               $2,084  $2,476   $1,970
Components of closing capital
  resources
Cash and equivalents(5)                 $1,037  $1,398   $  970
Unutilized credit
facilities(4)(5)                         1,047   1,078    1,000
Total                                   $2,084  $2,476  $ 1,970
-------------------------------------------------------------------

1 Capital resources include cash balances and sources of financing that have been arranged but not utilized.
2 In 2005, includes the $50 million Peruvian bond offering and $84 million lease facility for Lagunas Norte. In 2004, includes the $250 million Veladero project financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.
3 Growth capital represents capital invested in new projects to bring new mines into production. Sustaining capital represents ongoing capital required at existing mining operations. Sum of growth and sustaining capital equals capital expenditures for the year.
4 Subsequent to December 31, 2005, we drew upon our $1 billion credit facility to fund the Placer Dome acquisition. Amounts drawn will be repaid upon closure of sales of specific Placer Dome operations to Goldcorp.
5 Excludes Placer Dome capital resources. At December 31, 2005, Placer Dome had $880 million of cash and equivalents and $873 million of undrawn bank lines of credit available of which $300 million was drawn subsequent to year end.

Credit Rating
At February 10, 2006 from major rating agencies:
------------------------------------------------------
Standard and Poor's ("S&P")                         A-
Moody's                                           Baal
DBRS                                                 A
------------------------------------------------------

In 2006, following the acquisition of Placer Dome, our ratings were reviewed and confirmed by Moody's and DBRS. S&P lowered our rating from 'A' to 'A-', reflecting Placer Dome's lower rating. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and

BARRICK YEAR-END 2005        29             MANAGEMENT'S DISCUSSION AND ANALYSIS
our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geo-political risk profile.


  Financial Position

  Key Balance Sheet Ratios
----------------------------------------------------------------
  As at December 31                               2005      2004
----------------------------------------------------------------
  Non-cash working capital ($ millions)(1)     $   151    $ 141
  Net debt ($ millions)(2)                     $   764    $ 288
  Net debt:equity ratio (3)                     0.20:1   0.08:1
  Current ratio(4)                              3.12:1   4.66:1
----------------------------------------------------------------

1 Represents current assets, excluding cash and equivalents, less current liabilities.
2 Represents long-term debt less cash and equivalents.
3 Represents net debt divided by shareholders' equity.
4 Represents current assets divided by current liabilities.

Non-cash working capital increased in 2005 mainly due to increases in inventory levels to support new mines that began production. Capital expenditures exceeded operating cash flow in 2005, resulting in a higher net debt position at the end of 2005. Lower cash balances, partly offset by higher inventory balances, caused our current ratio to decrease at the end of 2005.

Shareholders' Equity
Outstanding Share Data
As at February 10, 2006, 827.7 million of our common shares, one special voting share and 1.4 million exchangeable shares (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at February 10, 2006, options to purchase 20.2 million common shares were outstanding under our option plans, as well as options to purchase 0.3 million common shares under certain option plans inherited by us in connection with prior acquisitions. We intend to acquire the remaining 6% interest in Placer Dome through a compulsory acquisition procedure that would involve the issuance of additional common shares. For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2005 Management Information Circular and Proxy Statement.

Dividend Policy
In each of the last four years, we paid a total cash dividend of $0.22 per share
- $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income" or "OCI", and excluded from the income statement.

In 2005, the other comprehensive loss of $100 million mainly included gains of $23 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; offset by reclassification adjustments totaling $134 million for gains on hedge contracts designated for 2005 that were transferred to earnings in 2005; and a $8 million unrealized decrease in the fair value of investments.

Included in other comprehensive income at December 31, 2005 were unrealized pre-tax gains on currency hedge contracts totaling $171 million, based on December 31, 2005 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

BARRICK YEAR-END 2005         30            MANAGEMENT'S DISCUSSION AND ANALYSIS

 Contractual Obligations and Commitments(1)
-------------------------------------------------------------------------------------------------------------------------
  ($ millions)                                                            Payments due
                                                                                                    2011 and
  At December 31, 2005                   2006         2007        2008        2009        2010    thereafter      Total
-------------------------------------------------------------------------------------------------------------------------
  Long-term debt (1)
   Repayment of principal                $ 62        $ 589        $ 79        $ 67        $ 28         $ 894    $ 1,719
   Interest (1)                           102           79          56          51          49           696      1,033
  Asset retirement obligations (2)         37           30          24          48          33           498        670
  Capital leases                           19           23          19          19          16             1         97
  Operating leases                         13           13          13          14          14             9         76
  Royalty arrangements and other
   long-term liabilities (3)               79           70          67          71          65           579        931
  Purchase obligations for supplies and
   consumables                            109           89          53          24          17            20        312
  Capital commitments (4)                  85            -           -           -           -             -         85
  Total                                 $ 506        $ 893        $311        $294        $222        $2,697     $4,923
-------------------------------------------------------------------------------------------------------------------------
1  Excludes any Placer Dome obligations and commitments.

Contractual Obligations and Commitments
(1) Long-term Debt and Interest
Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by a deterioration in our credit rating. Projected interest payments on variable rate debt was based on interest rates in effect at December 31, 2005. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

(2) Asset Retirement Obligations
Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

(3) Royalties and Other Long-term Liabilities
Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a gold price range assumption of $450-$475 per ounce. The most significant royalty agreements are disclosed in note 6 to our Financial Statements. Based on 2005 production levels, an increase in market gold prices by $25 per ounce would result in an annual increase in royalty payments by approximately $8 million.

Other long-term liabilities includes pension and post-retirement benefits funding in 2006. Funding beyond 2006 is not included in this table as it cannot be reasonably estimated given variable market conditions and actuarial assumptions. In 2006, we expect to make contributions to pension and post-retirement benefits plans totaling $6 million. Other long-term liabilities include derivative liabilities. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions. Refer to note 16C to the Financial Statements.

(4) Capital Commitments
Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2005 mainly related to construction at our development projects.

Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for Barrick projects, Placer Dome acquired projects and producing mines. The primary Barrick project is Pascua-Lama (refer to page 20 for further details) and the significant Placer Dome projects include Pueblo Viejo, Cortez Hills and Donlin Creek. We are currently in the process of reviewing the capital requirements for the acquired Placer Dome projects and producing mines.

Payments to Maintain Land Tenure and Mineral Property Rights
In the normal course of business, we are required to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining

BARRICK YEAR-END 2005        31             MANAGEMENT'S DISCUSSION AND ANALYSIS
claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Contingencies - Litigation
We are currently subject to various litigation as disclosed in note 24 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Financial Instruments
We use a mixture of cash and long-term debt to maintain an efficient capital structure and ensure adequate liquidity exists to meet the cash needs of our business. A discussion of our liquidity and capital structure can be found on page 27. We use interest rate contracts to mitigate interest rate risk that is implicit in our cash balances and outstanding long-term debt. In the normal course of business, we are inherently exposed to currency and commodity price risk. We use currency and commodity hedging instruments to mitigate these inherent business risks. We also hold certain derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are described in note 16 to our Financial Statements. For a discussion of certain risks and assumptions that relate to the use of derivatives, including market risk, market liquidity risk and credit risk, refer to notes 16E and 16F to our Financial Statements. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to note 16D to our Financial Statements.

Summary of Financial Instruments(1)

As at and for the year ended December 31, 2005
----------------------------------------------


Financial Instrument   Principal/Notional           Associated Risks            Amounts Recorded in Earnings    Amounts Not
                            Amount                                                                              Recorded in
                                                                                                                  Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents    $1,037 million               o   Interest rate          Interest income less hedge      Nil
                                                     o   Credit                 gains on cash hedging
                                                                                instruments - 2005 - $32
                                                                                million; 2004 - $6 million;
                                                                                2003 - $13 million

Investments in          $62 million                  o   Market                 Other income/expense - 2005     $12 million gain in
available-for-sale                                                              $1 million gain; 2004 $1        OCI
securities                                                                      million gain; 2003 $7 million
                                                                                loss

Long-term debt          $1,721 million               o   Interest rate          Interest costs - 2005 - $7      Fair value greater
                                                                                million expensed ($118          than carrying value
                                                                                million capitalized); 2004      by $26 million
                                                                                - $19 million expensed
                                                                                ($41 million capitalized);
                                                                                2003 - $44 million expensed
                                                                               (5 million capitalized)

Hedging instruments     C$788 million                o   Market/Liquidity       Hedge gains in cost of sales,   $171 million gain
- currency contracts    A$2,213 million              o   Credit                 corporate administration and    in OCI
                        ARS 36 million                                          amortization - 2005 - $120
                                                                                million; 2004 - $112 million;
                                                                                2003 - $65 million

Cash hedging            $425 million                 o   Market/Liquidity       Hedge gains/losses in interest  $2 million loss in
instruments -                                        o   Credit                 income - 2005 - $6 million      OCI
interest rate contracts                                                         gain; 2004 - $19 million gain;
                                                                                2003 - $18 million gain

Debt hedging            $500 million                 o   Market/Liquidity       Change in fair value recorded   Nil
instruments -                                        o   Credit                 in earnings - 2005 - $13 million
interest rate contracts                                                         loss; 2004 - $2 million gain;
                                                                                2003 - $9 million gain

Hedging instruments -   Fuel - 2 million barrels     o   Market/liquidity       Hedge gains in cost of sales -   $38 million gain
fuel and propane        Propane -17 million          o   Credit                 2005 - $10 million; 2004 -      in OCI
contracts               gallons                                                 - $4 million; 2003 - $nil

Non-hedge derivatives   Various                      o  Market/Liquidity        Gains in other income/expense   Nil
                                                     o  Credit                  - 2005 - $6 million; 2004 -
                                                                                $5 million; 2003 - $71 million
----------------------------------------------------------------------------------------------------------------------------------
1 Refer to pages 33 to 35 for information on gold and silver sales contracts.



BARRICK YEAR-END 2005        32             MANAGEMENT'S DISCUSSION AND ANALYSIS

OFF BALANCE SHEET ARRANGEMENTS
Gold and Silver Sales Contracts
We have historically used gold and silver sales contracts as a means of selling a portion of our annual gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold and silver sales contracts. The terms of our fixed-price gold and silver sales contracts enable us to deliver gold and silver whenever we choose over the primarily ten-year term of the contracts. In 2005, we reduced our fixed-price gold sales contracts position by 1.0 million ounces through delivery of 0.8 million ounces of our gold production and the conversion of 0.2 million ounces to floating spot price contracts.

Project Gold Sales Contracts
In July 2004, we announced a decision to proceed with the Pascua-Lama project ("Pascua-Lama") subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile.

In anticipation of building Pascua-Lama and in support of any related financing, we have 6.5 million ounces of existing fixed-price gold sales contracts specifically allocated to Pascua-Lama (the "Project Gold Sales Contracts"). The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama. The forward sales prices on our Project Gold Sales Contracts have not been fully fixed, and thus remain sensitive to long-term interest rates. For these contracts, increasing long-term interest rates in the fourth quarter resulted in a higher expected realizable sales price for these contracts. If long-term interest rates continue to rise, we anticipate the expected realizable sales price to increase.

As part of our Master Trading Agreements ("MTAs"), Project Gold Sales Contracts are not subject to any provisions regarding any financial go-ahead decisions with construction, or any possible delay or change in the project.

Key Aspects of Pascua-Lama Gold Sales Contracts
(as of December 31, 2005)
--------------------------------------------------------------------------------
Expected delivery dates.(1)      2009-2018, the term of the expected financing.
Future estimated average         $378/oz.(2)
realizable selling price.
Mark-to-market value at          ($1,453) million.(3)
December 31, 2005.
--------------------------------------------------------------------------------

1 The contract termination dates are in 2016-2019 in most cases, but we currently expect to deliver Pascua-Lama production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control. Refer to page 20 for further details.

2 Upon delivery of production from 2009-2018, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.

3 At a spot gold price of $513 per ounce and market interest rates.

The allocation of 6.5 million ounces of gold sales contracts to Pascua-Lama involves: i) the identification of contracts in quantities and for terms that mitigate gold price risk for the project during the term of the expected financing (contracts were chosen where the existing termination dates are spread between the targeted first year of production and the expected retirement of financing for the project); ii) the segregation of these contracts from the remaining non-project gold sales contracts (the "Corporate Gold Sales Contracts"); and iii) the eventual settlement of proceeds from these contracts for the benefit of production.

Through allocation of these gold sales contracts to Pascua-Lama, we significantly reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices. The contracts represent just over 35% of the 18.3 million ounces of gold reserves at Pascua-Lama. These contracts do not impact any of the
684.7 million ounces of silver contained in gold reserves at Pascua-Lama.

Corporate Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts Fixed-price Corporate Gold Sales Contracts, which at December 31, 2005 totaled
6.0 million ounces, represent approximately one year of Barrick's expected future gold production (excluding Placer Dome) and approximately 8.5% of our proven and probable reserves, in each case excluding Pascua-Lama and Placer Dome. At December 31, 2005, we had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $127 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms

BARRICK YEAR-END 2005        33             MANAGEMENT'S DISCUSSION AND ANALYSIS
of the MTAs, we elected to receive a price based on the market gold spot price at the time of delivery adjusted based on the difference between the spot price and the contract price at the time of such election.

Key Aspects of Corporate Gold Sales Contracts
(as of December 31, 2005)
--------------------------------------------------------------------------------
Current termination date of contracts.                    2015 in most cases.
Average estimated realizable selling price in 2015.       $458/oz.(1)
Mark-to-market value at December 31,
2005.
  Corporate Gold Sales Contracts.                         ($1,277) million.(2)
  Floating Spot-Price Gold Sales                          ($89) million.(2)
  Contracts.
--------------------------------------------------------------------------------

1 Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 0.75%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.
2    At a spot gold price of $513 per ounce, and market interest rates.

In January 2006, we acquired the Pueblo Viejo development project ("Pueblo Viejo") as part of the Placer Dome acquisition. Once the sale of certain Placer Dome operations to Goldcorp closes, we will have a 60% interest in the project. In anticipation of financing our share of this project, subsequent to year end we allocated 3.0 million ounces of our Corporate Gold Sales Contracts to this project. This allocation does not impact any of the 40% interest in Pueblo Viejo to be owned by Goldcorp.

We have an obligation to deliver gold by the termination date (currently 2015 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the "interim price-setting date"), the actual realized price on the contract termination date depends upon the actual gold market forward premium ("contango") between the interim price-setting date and the termination date. Therefore, the $458/oz price estimate could change over time due to a number of factors, including but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Corporate Gold Sales Contract position, is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular, if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we choose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. "backwardation"). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

As a result of the Placer Dome acquisition, Barrick's gold sales contracts increased to 20 million ounces on a pro forma basis as at December 31, 2005. Since year end, Placer Dome's gold hedge program has been reduced and simplified with all outstanding sold call options eliminated. As of February 22, 2006, the combined gold sales contracts totaled 18.5 million ounces, a reduction of 1.5 million ounces since year-end 2005. Of this total, 9.5 million ounces are allocated as Project Gold Sales Contracts in support of the Pascua-Lama and Pueblo Viejo development projects. The remaining 9.0 million ounces of Corporate Gold Sales Contracts represent 8% of total reserves excluding Pascua-Lama and Pueblo Viejo. Further reductions may be expected as we remain committed to reducing our gold sales contracts in this favorable gold price environment.

Fixed-Price Silver Sales Contracts
(as of December 31, 2005)
--------------------------------------------------------------------------------
Millions of silver ounces     15
Current termination date of   2015 in most cases.
silver sales contracts
Average estimated realizable  $7.40/oz.(1)
selling price at 2015
termination date
Mark-to-market value at       ($43) million.(2)
December 31, 2005
--------------------------------------------------------------------------------

1 Approximate estimated value based on current market contango of 2.5%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its

BARRICK YEAR-END 2005        34             MANAGEMENT'S DISCUSSION AND ANALYSIS
     discretion. Historically, delivery has occurred in advance of the contractual termination date.
2    At a spot silver price of $8.83 per ounce.


We also have floating spot-price silver sales contracts under which we are committed to deliver 7.5 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $1.25 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

Key Terms of Gold and Silver Sales Contracts
In all of our MTAs, which govern the terms of gold and silver sales contracts with our 19 counterparties, the following applies:
o The counterparties do not have unilateral and discretionary "right to break" provisions.
o    There are no credit downgrade provisions.
o We are not subject to any margin calls - regardless of the price of gold or silver.
o We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.
o At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2015 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or our principal hedging subsidiary's ability to perform our or its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:
o We must maintain a minimum consolidated net worth of at least $2 billion; it was $3.9 billion at year end. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.
o We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; it was 0.5:1 at year end.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept "evergreen", regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2015 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

 Fair Value of Derivative Positions
--------------------------------------------------------
 As at December 31, 2005                     Unrealized
 ($ millions)                                Gain/(Loss)
--------------------------------------------------------
 Corporate Gold Sales Contracts                $ (1,277)
 Pascua-Lama Gold Sales Contracts                (1,453)
 Floating Spot-Price Gold Sales Contracts           (89)
 Silver Sales Contracts                             (43)
 Floating Spot-Price Silver Sales Contracts          (9)
 Foreign currency contracts                          128
 Interest rate contracts                              30
 Fuel contracts                                       42
                                               $ (2,671)
--------------------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially

BARRICK YEAR-END 2005        35             MANAGEMENT'S DISCUSSION AND ANALYSIS
different amounts. We exercise judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes in 2005
This section includes a discussion of accounting changes that were adopted in our 2005 Financial Statements.

Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry ("EITF 04-6")
In 2005, we adopted EITF 04-6, which relates to the accounting for stripping costs in the production stage at a mine. The new accounting rules require the actual stripping costs incurred each period be reflected in the cost of ore mined for the same period, and will likely lead to greater period-to-period volatility in total cash costs. Previously, stripping costs were deferred and amortized based on a life-of-mine stripping ratio that smoothed the costs over time. Results for periods prior to 2005 were not restated in accordance with the transition rules of EITF 04-6. Cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated, and are therefore not comparable to current-year amounts. The impact of this change in comparison to 2004 was to increase net income for 2005 by $44 million ($0.08 per share) and decrease cost of sales for 2005 by $64 million ($12 per ounce lower total cash costs). Results for 2005 also include a $6-million post-tax credit ($0.01 per share) to reflect the cumulative effect of the policy for periods prior to January 1, 2005.

 Impact of EITF 04-6 on Total Cash Costs Per Ounce Statistics
-----------------------------------------------------------------
                         Three months ended            Year ended
                          December 31, 2005     December 31, 2005
 (dollars per ounce)    Increase (decrease)   Increase (decrease)
-----------------------------------------------------------------
 Goldstrike open pit                 $ (12)                $ (12)
 Round Mountain                          1                    16
 Hemlo                                  19                    11
 Pierina                               (45)                  (37)
 Lagunas Norte                         (96)                  (66)
 Kalgoorlie                             67                     9
 Plutonic                                                   (17)
 Lawlers                                 9                     8
 Tulawaka                               11                    48
 Total cash costs per ounce          $ (22)                $ (12)
-----------------------------------------------------------------

Future Accounting Policy Changes
This section includes a discussion of future accounting changes that may have a significant impact on our Financial Statements. On January 1, 2006, we adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47") and FASB No. 151, Inventory Costs ("FAS 151"). We do not expect that the adoption of FIN 47 or FAS 151 will have a material effect on our Financial Statements, and therefore a detailed discussion of these accounting changes has not been included.

FAS 123R, Share-Based Payment, a Revision to FAS 123 and a Replacement of APB 25 and FAS 148
FAS 123R includes in its scope our stock options, Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The adoption of FAS 123R will not significantly change how we account for RSUs and DSUs. Historically we accounted for stock options granted to employees using an intrinsic value method. We recorded compensation cost for stock options based on the excess of the market price of the stock option at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost. FAS 123R requires the cost of all share-based payment transactions with employees be recognized as an expense starting in our 2006 fiscal year.

FAS 123R permits two possible transition methods: modified prospective or modified retrospective. Under both methods the cost of share-based payments will be recorded in 2006, but the modified retrospective method requires restatement of prior year comparative amounts, whereas the modified prospective method does not. Under either method, we expect to record an expense of about $25 million in 2006 for unvested stock options granted through December 31, 2005. Under the modified retrospective method we would restate our income statement for prior periods to reflect a compensation expense of $29 million in 2004 and $26 million in 2005 and an adjustment to opening 2004 retained earnings of $183 million for years prior to 2004.

Exposure Draft, Accounting for Uncertain Tax Positions
On July 14, 2005, the Financial Accounting Standards Board ("FASB") issued an exposure draft and later issued some amendments of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No.
109. The proposed Interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is more likely than not of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the more likely than not

BARRICK YEAR-END 2005        36             MANAGEMENT'S DISCUSSION AND ANALYSIS
threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed interpretation would be effective starting in 2007 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the more likely than not threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as a cumulative-effect adjustment in the 2007 income statement (restatement is not permitted). The comment period ended on September 12, 2005. Subsequent to this date FASB has issued and continues to issue redeliberations of certain aspects of the exposure draft. We are presently evaluating the impact of this exposure draft on our Financial Statements.

Critical Accounting Estimates and Judgments Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; where there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. The estimation of quantities of gold reserves, in accordance with the principles in Industry Guide No. 7, issued by the US Securities and Exchange Commission ("SEC") is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Actual gold production could differ from expected gold production based on reserves, and an adverse change in gold or silver prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grade and gold and silver recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market gold prices, because the gold price assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Following the recent trend in market gold prices over the last three years, the gold price assumption used to measure reserves has also been rising. The gold price assumption was $400 per ounce in 2005 (2004: $375 per ounce; 2003: $325 per ounce).

The impact of a change in reserve estimates is generally more significant for mines near the end of the mine life because the overall impact on amortization is spread over a shorter time period. Also, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:
o Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and
o Reserves at underground mines are often more sensitive to gold price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

Impact of Historic Changes in Reserve Estimates on Amortization
------------------------------------------------------------------------------------------------------
For the years ended Dec.31                       2005                            2004
------------------------------------------------------------------------------------------------------
($ millions, except                    Reserves     Amortization         Reserves      Amortization
reserves in millions of                increase         increase         increase          increase
contained oz)                     (decrease)(1)       (decrease)    (decrease)(1)        (decrease)
------------------------------------------------------------------------------------------------------
Goldstrike Open Pit                        2.1            $ (5)              1.5              $ (3)
Goldstrike Underground                     0.1              (4)              0.2                (4)
Round Mountain                             0.4              (1)              0.2                (1)
Lawlers                                    0.1              (2)                -                 -
Eskay Creek                               (0.1)              6              (0.1)                5
Pierina                                    0.3             (22)              0.3               (10)
Hemlo                                     (0.2)              2              (0.1)                1
Plutonic                                   0.2              (1)              0.5                (2)
Kalgoorlie                                (0.2)              -               0.9                (1)
Darlot                                     0.1               -                 -                 -
Marigold                                   0.1              (1)              0.1                (1)
Bulyanhulu                                 0.1               -              (0.4)                1
Total                                      3.0             (28)              3.1                (15)
------------------------------------------------------------------------------------------------------

1 Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

BARRICK YEAR-END 2005        37             MANAGEMENT'S DISCUSSION AND ANALYSIS

Impairment Assessments of Investments
Each reporting period we review all available-for-sale securities whose fair value at the end of period is below cost to determine whether an other-than-temporary impairment has occurred. We consider all relevant facts or circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. Changes in the values of these investments are caused by market factors beyond our control and could be significant, and the amount of any impairment charges could materially impact earnings. In 2005, we reviewed two investments that were impaired, and after concluding that the impairments were other-than-temporary, we recorded an impairment charge of $16 million (2004: $5 million, 2003: $11 million).

Impairment Assessments of Operating Mines,
Development Projects and Exploration Stage Properties
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. We review each mine and development project for recoverability by comparing the total carrying value of the assets of that mine or project to the expected future cash flows associated with that mine or project. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes. Estimates of expected future cash flow reflect:
o Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;
o Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);
o Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;
o Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and
o Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if the discounted expected future cash flows are less than the carrying amount. We generally estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold and silver prices, other commodity and consumables costs and currency exchange rates, estimates of costs to produce reserves and future sustaining capital. If a significant adverse change in the market gold price occurred that caused us to revise the price assumptions downwards, the conclusions on the impairment tests could change, subject to the effect of changes in other factors and assumptions. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. We make this determination using available evidence taking into account current expectations for each mining property.

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration-stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. We monitor the results of exploration activity over time to assess whether an impairment may have occurred. The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use

BARRICK YEAR-END 2005        38             MANAGEMENT'S DISCUSSION AND ANALYSIS
discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration-stage property, it would probably have minimal value and most of the acquisition cost may have to be written down. Impairment charges are recorded in other income/expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset.

In 2004, we completed impairment tests for the Cowal project, the Eskay Creek mine and various Peruvian exploration-stage properties. For Cowal, an impairment test was completed, incorporating upward revisions to estimated capital and operating costs for the project and the impact of the US dollar exchange rate on Australian dollar expenditures, measured at market prices. On completion of this test in 2004, we concluded that the project was not impaired. On completion of the impairment test for Eskay Creek, we concluded that the mine was impaired, and we recorded a pre-tax impairment charge of $58 million. On completion of the exploration program for 2005 and updating assessments of future plans, we concluded that a group of Peruvian exploration-stage properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million. Throughout 2005, we updated our impairment assessments for the Eskay Creek mine and Cowal project and we concluded that they were not impaired at the end of 2005.

Production Start Date
We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. Some of the criteria considered would include, but, are not limited to, the following:
o    The level of capital expenditures compared to construction cost estimates
o    Completion of a reasonable period of testing of mine plant and equipment
o    Ability to produce gold in saleable form (within specifications)
o    Ability to sustain ongoing production of gold

In 2005, we determined the production start dates for three new mines: Tulawaka, Lagunas Norte and Veladero. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, underground mine development or reserve development.

Fair Value of Asset Retirement Obligations (AROs)
AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment and public safety on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in an ARO is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in amortization expense. At closed mines, any adjustment to an ARO is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of noncompliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are

BARRICK YEAR-END 2005        39             MANAGEMENT'S DISCUSSION AND ANALYSIS
made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of AROs can materially change over time.

At our operating mines, we continued to record AROs based on disturbance of the environment over time. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for our mines, following which it may be necessary to adjust the fair value of AROs. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

At one closed mine, the principal uncertainty that could impact the fair value of the ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method until such time that the less costly method can be proven as technically feasible and approved.

In 2005, we recorded increases in ARO estimates of $91 million (2004: $68 million; 2003: $10 million) of which $47 million of this increase (2004: $14 million; 2003: nil) related to new AROs at development projects and mines that commenced production during 2005. A further $29 million (2004: $32 million; 2003: nil) relates to updates of the assessment of the extent of water treatment and other assumptions at our operating mines. We recorded increases in AROs of $15 million at our closed mines, which were charged to earnings (2004: $22 million; 2003: $10 million).

-------------------------------------------------------------------
 AROs at December 31, 2005 ($ millions)
 Operating mines                                  $ 280
 Closed mines                                       154
 Development projects                                12
 Total                                            $ 446
-------------------------------------------------------------------

Deferred Tax Assets and Liabilities
Measurement of Temporary Differences
We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office ("ATO") and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.

Valuation Allowances
Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable and valuation allowances has been rising gold prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

In 2005, we released valuation allowances totaling $32 million, which mainly included amounts totaling $31 million in Argentina, relating to the effect of the higher

BARRICK YEAR-END 2005        40             MANAGEMENT'S DISCUSSION AND ANALYSIS
gold price environment and start-up of production at Veladero in 2005. We released valuation allowances totaling $5 million in 2004 and $62 million in 2003. In 2004, the release was as a consequence of an election to consolidate our Australian operations into one tax group. Valuation allowances released in 2003 mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.

The Placer Dome acquisition may cause us to reconsider that some of our deferred tax assets, to which valuation allowances have been applied, are now more likely than not to be realized. If we determine that, as a direct result of the Placer Dome acquisition, some or all of the valuation allowances can be released, any amounts that we release may be reflected as an adjustment to goodwill in the purchase price allocation.

-------------------------------------------------------------------
  Valuation allowances at December 31 ($ millions)     2005    2004
-------------------------------------------------------------------
  United States                                       $ 209   $ 195
  Chile                                                 124     129
  Argentina                                              46      75
  Canada                                                 63      73
  Tanzania                                              204     146
  Australia                                               2       3
  Other                                                   8       8
                                                      $ 656   $ 629
-------------------------------------------------------------------

United States: most of the valuation allowances relate to the full amount of Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in our becoming a regular taxpayer under the US regime, which may cause us to release some, or all, of the valuation allowance on the Alternative Minimum Tax credits.

Chile and Argentina: the valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may release some or all of the allowances.

Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains are realized.

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu and Tulawaka mines, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu and Tulawaka will be higher, we may release some or all of the valuation allowance.

Stock-Based Compensation
We calculate and disclose in our Financial Statements pro-forma compensation expense for employee stock options. Commencing in first quarter 2006, we will record compensation expense in earnings for employee stock options, based on the estimated fair market value of employee stock options on their grant date. The most significant assumptions involving judgment that affect a stock option's fair value include, but are not limited to: expected volatility, expected term and expected exercise behavior of option holders.

We determine expected future volatility by taking into consideration both historical volatility of our US dollar share price and the implied volatility of our US dollar market traded stock options. Under the Black-Scholes valuation model, the term assumption takes into consideration expected rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on expected exercise behavior of option holders based on multiple share price paths. When reviewing the historical behavior of option holders, we segregate the population into groups with similar characteristics.

Stock option expense is impacted by estimated forfeiture rates for stock options. We estimate forfeiture rates by considering trends in historical forfeiture rates. If actual forfeiture rates differ from estimated rates, we adjust our stock option expense to reflect revised expectations. For assumptions used in stock option valuation, we apply any updated assumptions to the valuation of future grants. Our option fair value has changed at each grant date as we update our historical data used to calculate specific assumptions, namely; the expected volatility and expected term of the option. With each grant date, we incorporate the current market stock price and interest rates into our valuation model, both of these assumptions change on an ongoing basis.

BARRICK YEAR-END 2005        41             MANAGEMENT'S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this Year End Report 2005, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Year End Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK YEAR-END 2005         42            MANAGEMENT'S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORE: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).
Mill-head grade: metal content of mined ore going into a mill for processing. Recovered grade: actual metal content of ore determined after processing. Reserve grade: estimated metal content of an orebody, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

LIBOR: The London Inter-Bank Offered Rate for deposits.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See page 89 -- "Summary Gold Mineral Reserves and Mineral Resources."

MINERAL RESOURCE: See page 89 -- "Summary Gold Mineral Reserves and Mineral Resources."

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

ROASTING: The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR-END 2005        43             MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

 Barrick Gold Corporation
 For the years ended December 31,
 (in millions of United States dollars, except per share data) (Unaudited)
-------------------------------------------------------------------------------------------------
                                                                  2005         2004         2003
-------------------------------------------------------------------------------------------------
Gold sales (notes 4 and 5)                                     $ 2,350      $ 1,932      $ 2,035
-------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales(1) (note 6)                                        1,214        1,047        1,069
Amortization (note 4)                                              427          452          522
Corporate administration                                            71           71           73
Exploration, development and business development                  141          141          137
-------------------------------------------------------------------------------------------------
                                                                 1,853        1,711        1,801
-------------------------------------------------------------------------------------------------
Other (income) expense
Interest income                                                    (38)         (25)         (31)
Equity in investees (note 11)                                        6            -            -
Interest expense (note 16B)                                          7           19           44
Impairment of long-lived assets (note 7A)                            -          139            5
Other (note 7B)                                                     67           43           (6)
-------------------------------------------------------------------------------------------------
                                                                    42          176           12
-------------------------------------------------------------------------------------------------
Income before income taxes and other items                         455           45          222
Income tax (expense) recovery (note 8)                            (60)          203           (5)
-------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting           395          248          217
principles
Cumulative effect of changes in accounting principles (note 2E)      6            -          (17)
-------------------------------------------------------------------------------------------------
Net income for the year                                       $    401   $      248       $  200
-------------------------------------------------------------------------------------------------
Earnings per share data (note 9):
Income before cumulative effect of changes in accounting
principles
   Basic                                                      $   0.74   $     0.47    $   0.40
   Diluted                                                    $   0.73   $     0.46    $   0.40
Net income
   Basic                                                      $   0.75   $     0.47    $   0.37
   Diluted                                                    $   0.75   $     0.46    $   0.37
-------------------------------------------------------------------------------------------------
1 Exclusive of amortization (note 6).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2005            44                         FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

 Barrick Gold Corporation
 For the years ended December 31,
 (in millions of United States dollars) (Unaudited)
---------------------------------------------------------------------------------------------------
                                                                     2005         2004        2003
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                       $    401   $      248    $    200
Amortization (note 4)                                                 427          452         522
Deferred income tax recovery (notes 8 and 19)                         (30)        (225)        (49)
Inmet litigation settlement (note 7B)                                   -            -         (86)
Impairment of long-lived assets (note 7A)                               -          139           5
Gains on sale of long-lived assets (note 7B)                           (5)         (36)        (36)
Other items (note 10)                                                 (67)         (69)        (37)
---------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        $    726   $      509    $    519
---------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment
   Capital expenditures (note 4)                                   (1,104)        (824)       (322)
   Sales proceeds                                                       8           43          40
Cash receipt from Kabanga transaction (note 7B)                        15            -           -
Purchase of equity method investments (note 11)                       (58)         (40)        (46)
Available-for-sale securities (note 11)
   Purchases                                                          (31)          (7)        (14)
   Sales proceeds                                                      10            9           8
Other investing activities                                            (20)          (2)          -
---------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (1,180)        (821)       (334)
---------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Capital stock
   Proceeds from shares issued on exercise of stock options            92           49          29
   Repurchased for cash (note 20A)                                      -          (95)       (154)
Long-term debt (note 16B)
   Proceeds                                                           179          973           -
   Repayments                                                         (59)         (41)        (23)
Dividends (note 20A)                                                 (118)        (118)       (118)
Other financing activities                                             (1)         (28)          -
---------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                    93          740        (266)
---------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                 -            -           7
Net (decrease) increase in cash and equivalents                      (361)         428         (81)
Cash and equivalents at beginning of year (note 16A)                1,398          970       1,044
---------------------------------------------------------------------------------------------------
Cash and equivalents at end of year (note 16A)                    $ 1,037      $ 1,398    $    970
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2005              45                       FINANCIAL STATEMENTS

Consolidated Balance Sheets

 Barrick Gold Corporation At December 31,
 (in millions of United States dollars) (Unaudited)
-----------------------------------------------------------------------------------------------------
                                                                                  2005         2004
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets
   Cash and equivalents (note 16A)                                             $ 1,037      $ 1,398
   Accounts receivable (note 12)                                                    54           58
   Inventories (note 12)                                                           402          215
   Other current assets (note 12)                                                  255          288
-----------------------------------------------------------------------------------------------------
                                                                                 1,748        1,959
   Available-for-sale securities (note 11)                                          62           61
   Equity method investments (note 11)                                             138           86
   Property, plant and equipment (note 13)                                       4,146        3,391
   Capitalized mining costs (note 2E)                                                -          226
   Non-current ore in stockpiles (note 12)                                         251           65
   Other assets (note 14)                                                          517          499
-----------------------------------------------------------------------------------------------------
Total assets                                                                   $ 6,862      $ 6,287
-----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                            $   386      $   335
   Current part of long-term debt (note 16B)                                        80           31
   Other current liabilities (note 15)                                              94           54
-----------------------------------------------------------------------------------------------------
                                                                                   560          420
   Long-term debt (note 16B)                                                     1,721        1,655
   Asset retirement obligations (note 17)                                          409          334
   Other long-term obligations (note 18)                                           208          165
   Deferred income tax liabilities (note 19)                                       114          139
-----------------------------------------------------------------------------------------------------
Total liabilities                                                                3,012        2,713
-----------------------------------------------------------------------------------------------------
Shareholders' equity
   Capital stock (note 20)                                                       4,222        4,129
   Deficit                                                                        (341)        (624)
   Accumulated other comprehensive income (loss) (note 21)                         (31)          69
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       3,850        3,574
-----------------------------------------------------------------------------------------------------
Contingencies and commitments (notes 8 and 13D)
-----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $ 6,862     $  6,287
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2005                46                     FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation
For the years ended December 31,
(in millions of United States dollars) (Unaudited)
--------------------------------------------------------------------------------------------------
                                                                   2005         2004         2003
--------------------------------------------------------------------------------------------------
Common shares (number in millions)
At January 1                                                        534          535          542
   Issued on exercise of stock options (note 22A)                     4            3            2
   Repurchased (note 20A)                                             -           (4)          (9)
--------------------------------------------------------------------------------------------------
At December 31                                                      538          534          535
--------------------------------------------------------------------------------------------------
Common shares
At January 1                                                    $ 4,129     $  4,115        4,148
   Issued on exercise of stock options (note 22A)                    93           49           34
   Repurchased (note 20A)                                             -          (35)         (67)
--------------------------------------------------------------------------------------------------
At December 31                                                  $ 4,222     $  4,129     $  4,115
--------------------------------------------------------------------------------------------------
Deficit
At January 1                                                    $  (624)    $   (694)     $  (689)
   Net income                                                       401          248          200
   Dividends (note 20A)                                            (118)        (118)        (118)
   Adjustment on repurchase of common shares (note 20A)               -          (60)         (87)
--------------------------------------------------------------------------------------------------
At December 31                                                  $  (341)    $   (624)     $  (694)
--------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss) (note 21)         $   (31)    $     69      $    60
--------------------------------------------------------------------------------------------------
Total shareholders' equity at December 31                       $ 3,850     $  3,574      $ 3,481
--------------------------------------------------------------------------------------------------

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31.
(in millions of United States dollars) (Unaudited)
--------------------------------------------------------------------------------------------------
                                                                   2005         2004         2003
--------------------------------------------------------------------------------------------------
Net income                                                      $   401   $     248      $    200
Other comprehensive income (loss), net of tax (note 21)            (100)          9           185
--------------------------------------------------------------------------------------------------
Comprehensive income                                            $   301   $     257      $    385
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


BARRICK YEAR-END 2005              47                       FINANCIAL STATEMENTS

 NOTES TO CONSOLIDATED
 FINANCIAL STATEMENTS (UNAUDITED)

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, (euro) and ARS are to Canadian dollars, Australian dollars, Euros, and Argentinean pesos, respectively.

1 > NATURE OF OPERATIONS
Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia, Africa and Russia/Central Asia. Our gold is sold into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles ("US GAAP"). To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.

B Consolidation
These financial statements reflect consolidation of entities in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. A controlling financial interest may also exist through arrangements that do not involve voting interests, where an entity is a variable interest entity ("VIE"). Intercompany balances and transactions are eliminated on consolidation.

A VIE is an entity that either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. VIES can arise from a variety of contractual arrangements or other legal structures.

Where a VIE exists, the variable interest holder who is the primary beneficiary consolidates the VIE. The primary beneficiary is the entity that, after evaluating all expected transactions between the VIE and the variable interest holders, expects to absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both.

We hold a 70% interest in an unincorporated joint venture that owns the Tulawaka mine. This joint venture was originally formed to share in the risks and rewards of exploring for gold and developing any mines on a significant land position in Tanzania. Until June 2004, we used the proportionate consolidation method for our 70% joint venture interest. In June 2004, upon entering into an agreement to finance the other joint venture partner's share of mine construction costs, we concluded that the joint venture had become a VIE and that we are the primary beneficiary. From June 2004 onwards, we began consolidating 100% of the joint venture, recording a non-controlling interest for the interest held by the other joint venture partner. The carrying value of assets that are collateral for the VIES obligations are property, plant and equipment of $63 million and working capital of $24 million. The creditors of the joint venture have recourse only to the assets of the joint venture and not to any other assets of Barrick.

We hold our interests in the Round Mountain, Hemlo, Marigold and Kalgoorlie mines through unincorporated joint ventures under which we share joint control of operating, investing and financing decisions with the other joint venture partners. We use the proportionate consolidation method to account for our interests in these unincorporated joint ventures. For further information refer to note 25.

C Foreign Currency Translation
The functional currency of all our operations is the US dollar. We translate non-US dollar balances into US dollars as follows:
>>   non-monetary assets and liabilities using historical rates;
>> monetary assets and liabilities using closing rates with translation gains and losses recorded in earnings; and
>> income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates.

D Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future

BARRICK YEAR-END 2005         48       NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; the amounts of contingencies; and assumptions used in the accounting for employee stock options such as volatility, expected term and forfeiture rates for unvested options. Using these estimates and assumptions, we make various decisions in preparing the financial statements including:

>>   the treatment of mine development costs as either an asset or an expense;
>> whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;
>>   our ability to realize deferred income tax assets;
>>   the useful lives of long-lived assets and the measurement of amortization;
>>   the fair value of asset retirement obligations;
>> the likelihood of loss contingencies occurring and the amount of any potential loss;
>>   whether investments are impaired; and
>> the amount of stock option expense included in pro forma stock option disclosures.

  As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.

  E Accounting Changes
  Cumulative Effect of Accounting Changes on Earnings
-----------------------------------------------------------
  Earnings increase (decrease)
-----------------------------------------------------------
  For the years ended Dec.31          2005    2004    2003
-----------------------------------------------------------
  Adoption of FAS 143(1)               $ -     $ -    $  4
  Underground mine development costs(2)  -       -     (21)
  Adoption of EITF 04-6(3)             $ 6     $ -    $  -
-----------------------------------------------------------
  Total                                $ 6     $ -    $(17)
-----------------------------------------------------------

1 On adoption of FAS 143 on January 1, 2003, we recorded an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million; as well as a $4 million credit in earnings for the cumulative effect of this change.
2 On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. On January 1, 2003, we recorded a decrease in property, plant and equipment of $19 million; an increase in deferred income tax liabilities of $2 million; and a $21 million charge to earnings for the cumulative effect of this change.
3 In second quarter 2005, we adopted EITF 04-6 and changed our accounting policy for stripping costs incurred in the production phase. Prior to adopting EITF 04-6, we capitalized stripping costs incurred in the production phase, and we recorded amortization of the capitalized costs as a component of the cost of inventory produced each period. Under EITF 04-6, stripping costs are recorded directly as a component of the cost of inventory produced each period. Using an effective date of adoption of January 1, 2005, we recorded a decrease in capitalized mining costs of $226 million; an increase in the cost of inventory of $232 million; and a $6 million credit to earnings for the cumulative effect of this change. For the year ended December 31, 2005, the effect of adopting EITF 04-6 compared to the prior policy was an increase in net income of $44 million ($0.08 per share), excluding the cumulative effect on prior periods.

FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
FSP FAS 115-1 and FAS 124-1 was issued in November 2005 to provide further guidance to determine when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. We prospectively adopted this FSP in fourth quarter 2005. Our accounting policy for assessing the impairment of investments is described in note 11. The adoption of FSP FAS 115-1 and FAS 124-1 in 2005 had no effect on our financial statements.

FIN 47, Accounting for Conditional Asset Retirement Obligations (AROs)
FIN 47 was issued in March 2005 and is effective for our 2005 fiscal year. It relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement is conditional on a future event, which may not be within our control. Under FIN 47, a liability for the fair value of a conditional ARO is recorded if the fair value can be reasonably estimated. FIN 47 was issued because of diversity in practice in applying FAS
143. Some entities recorded AROs prior to the retirement of an asset, while other entities recorded the ARO only when it was either probable that the asset would be retired or when the asset was actually retired. The adoption of FIN 47 in 2005 had no significant effect on the amount of AROs recorded in our financial statements.

F Accounting Developments
FAS 123R, Accounting for Stock-Based Compensation
FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. The principal reason for issuing FAS 123R was to address concerns of users of financial statements, including institutional and individual investors that using an intrinsic value method results in financial statements that do not faithfully represent the economic effect of the receipt and consumption of employee services in exchange for equity instruments. FAS 123R addresses these concerns by requiring an entity to recognize the cost of employee services received in share-based payment transactions, thereby reflecting the economic consequences of those transactions in the financial statements. A further reason was to improve the comparability of reported financial information by eliminating alternative accounting methods. By requiring the fair-value-based method for all public entities, FAS 123R eliminates an alternative accounting method; consequently, similar economic transactions will

BARRICK YEAR-END 2005         49       NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
be accounted for similarly. FAS 123R requires that the fair value of such equity instruments be recorded as an expense as services are performed. Equity instruments included under the scope of FAS 123R are our stock options, restricted share units (RSUs) and deferred share units (DSUs). Prior to FAS 123R, a company could elect to account for the cost of employee stock options using an intrinsic value approach based on the excess of the market price at the date of grant over the exercise price, and provide pro forma disclosures of the effect of accounting for employee stock options using a fair value approach. The adoption of FAS 123R will not have a significant impact on how we account for RSUs and DSUs. We intend to adopt FAS 123R for our first quarter 2006 financial statements. FAS 123R permits different transition methods including retroactive adjustment of prior periods as far back as 1995 to give effect to the fair-value-based method of accounting for awards granted in those prior periods; or a modified prospective application beginning in 2006. For further information see note 22.

FAS 151, Inventory Costs
FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. FAS 151 is the result of a broader effort by the Financial Accounting Standards Board (FASB) to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing FAS 151. As currently worded in ARB 43, Chapter 4, the term "abnormal" was not defined and its application could lead to unnecessary noncomparability of financial reporting. FAS 151 eliminates that term. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective beginning in first quarter 2006.

FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3
FAS 154 relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to authoritative pronouncements in the event they do not include specific transition provisions. When an authoritative pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless the period-specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for accounting changes and corrections of errors occurring in 2006 onwards. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.

Exposure Draft, Accounting for Uncertain Tax Positions
In July 2005, the FASB issued an exposure draft on Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109. The interpretation has been developed because of diversity in practice for accounting for uncertain tax positions. Some entities record tax benefits for uncertain tax positions as they are filed on the income tax return, while others use either gain contingency accounting or a probability threshold.

The exposure draft requires companies to record the best estimate of the benefits of an uncertain tax position only if it is probable of being sustained on audit by the taxing authority based solely on the technical merits of the position. Under the draft Interpretation, benefits from tax positions that previously failed to meet the recognition threshold would be recognized in any subsequent period in which that threshold is met. Previously recognized tax benefits from positions that no longer meet the more-likely-than-not recognition threshold would be de-recognized by recording an income tax liability or eliminating a deferred tax asset in the period in which it is more likely than not that the tax position will not be sustained. The requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income would be unchanged by the final Interpretation. The final Interpretation will also provide guidance on

BARRICK YEAR-END 2005          50      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

disclosure, accrual of interest and penalties, and accounting in interim periods and transition. In November 2005, the FASB decided to change the initial recognition threshold proposed in the exposure draft from "probable" to "more-likely-than-not". The FASB expects to issue a final Interpretation in 2006 that would be effective for our fiscal 2007 financial statements. After the final Interpretation is issued, we intend to complete our assessment of the impact on our financial statements.

G Changes in Estimates
Gold Mineral Reserves
At the end of each fiscal year we update estimates of proven and probable gold mineral reserves at each mineral property. Following the update, we prospectively revise calculations of amortization of property, plant and equipment beginning in the first quarter of the next fiscal year. The effect of changes in reserve estimates at the end of 2004 on amortization expense for the fiscal year ended December 31, 2005 was a decrease of $28 million (2004: $15 million decrease; 2003: $14 million decrease).

Asset Retirement Obligations (AROs)
Each period we update cost estimates for AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. The changes in these cost estimates generally have a corresponding impact on the fair value of the ARO. For closed mines any change in the fair value of AROs is included as a charge or credit within environmental remediation costs in other expense. An expense of $15 million was recorded in 2005 for changes in cost estimates for AROs at closed mines (2004: $22 million expense; 2003: $10 million expense).

Tax Valuation Allowances
For a description of changes in valuation allowances, refer to note 8.

H Other Significant Accounting Policies

--------------------------------------------------------------------------------
                                                                Note      Page
================================================================================
 Business combinations.............................................3 .......49
 Segment information ..............................................4 .......55
 Revenue and gold sales contracts .................................5 .......57
 Cost of sales ....................................................6 .......58
 Other (income) expense ...........................................7 .......59
 Income tax (recovery) expense ....................................8 .......60
 Earnings per share ...............................................9 .......61
 Supplemental cash flow information ..............................10 .......62
 Investments......................................................11 .......62
 Accounts receivable, inventories and other current assets........12 .......64
 Property, plant and equipment ...................................13 .......65
 Other assets ....................................................14 .......67
 Other current liabilities .......................................15 .......67
 Financial instruments ...........................................16 .......67
 Asset retirement obligations ....................................17 .......74
 Other long-term obligations .....................................18 .......74
 Deferred income taxes ...........................................19 .......74
 Capital stock ...................................................20 .......75
 Other comprehensive income (loss) ...............................21 .......76
 Stock-based compensation ........................................22 .......77
 Post-retirement benefits ........................................23 .......79
 Litigation and claims ...........................................24 .......81
 Joint ventures ..................................................25 .......82
--------------------------------------------------------------------------------

3 BUSINESS COMBINATIONS
A Acquisition of Placer Dome Inc. ("Placer Dome") Placer Dome Offer and
Acceptance
On October 31, 2005 we announced a proposed acquisition of Placer Dome. In early 2006, we offered to acquire all of the outstanding common shares of Placer Dome for either US$22.50 in cash, or 0.8269 of a Barrick common share plus US$0.05 in cash per Placer Dome common share, subject in each case to pro ration of a maximum cash amount of $1,344 million. Funding for the maximum cash amount will be from our $1 billion credit and guarantee agreement, with any excess from our existing cash position. By February 3, 2006, 419 million common shares of Placer Dome had been validly deposited to our offer. We took up and accepted for payment all of such shares, which represented about 94% of the common shares of Placer Dome. For the common shares tendered by February 3, 2006, the aggregate cash consideration was US$1,161 million and the aggregate number of Barrick common shares issued was 304 million shares.


Placer Dome is one of the world's largest gold mining companies, and produced
3.6 million ounces of gold and 359 million pounds of copper in 2005 (unaudited). It has 12 producing mines based in North America, South America, Africa and Australia/New Guinea, and four projects that are in various stages of exploration/development. Its most significant mines are


BARRICK YEAR-END 2005          51      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cortez in the United States, Zaldivar in Chile, Porgera in New Guinea, North Mara in Tanzania and South Deep in South Africa. The most significant projects are Cortez Hills and Donlin Creek in the United States, Pueblo Viejo in the Dominican Republic and Cerro Casale in Chile. We plan to sell Placer Dome's Canadian mines to Goldcorp Inc. ("Goldcorp"), as well as certain other interests in mineral properties. Placer Dome had a gold hedge position totaling 7.2 million ounces at the date of acquisition. Furthermore, Placer Dome has gold lease rate swaps where the obligation was expressed in ounces. We plan to focus on reducing this acquired hedge position over time, consistent with the plans for our existing gold hedge position.

We believe that the business combination between ourselves and Placer Dome is a unique opportunity to create a Canadian-based leader in the global gold mining industry. This business combination strengthens our position, including in respect of reserves, production, growth opportunities, and balance sheet strength.

Accounting for the Placer Dome Acquisition
The Placer Dome acquisition will be accounted for as a purchase business combination, with Barrick as the accounting acquirer. We secured control of Placer Dome on January 19, 2006, which is the accounting acquisition date with the results of operations of Placer Dome consolidated from January 20, 2006. Assuming 100% of the outstanding common shares of Placer Dome are acquired, the purchase cost is estimated at $10.1 billion, including all the consideration issued in the form of cash, Barrick common shares, and direct costs related to the acquisition.


--------------------------------------------------------------------------------
 Value of 322.8 million Barrick common shares at $27.14 per
   share                                                                $ 8,761
 Cash                                                                     1,344
 Transaction costs                                                           25
--------------------------------------------------------------------------------
                                                                       $ 10,130
--------------------------------------------------------------------------------

The measurement of the purchase consideration will be based on a Barrick common share price of $27.14, representing the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of our final offer for Placer Dome.

The purchase cost will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We will determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. To the extent that the purchase cost exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill. The following table summarizes the current allocation of the Placer Dome purchase cost to assets and liabilities. It reflects only certain limited fair value adjustments for identifiable assets and liabilities acquired, including an adjustment for the fair value of derivatives at acquisition. The purchase price allocation is preliminary and subject to adjustment following completion of the valuation process and analysis of tax effects. The difference between the cost of acquisition and the values of net assets acquired has been presented as "unallocated purchase price".

Condensed Balance Sheet at Acquisition(1)
--------------------------------------------------------------------------------
Cash                                                                    $   880
Other current assets                                                        738
Property, plant and equipment                                             2,371
Goldcorp assets                                                             298
Other assets                                                                696
Unallocated purchase price                                                8,652
--------------------------------------------------------------------------------
Total assets                                                             13,635
--------------------------------------------------------------------------------
Current liabilities                                                         522
Goldcorp liabilities                                                         77
Long-term debt                                                            1,107
Other long-term obligations                                               1,799
--------------------------------------------------------------------------------
Total liabilities                                                         3,505
--------------------------------------------------------------------------------
Net assets acquired                                                     $10,130
--------------------------------------------------------------------------------

1 For the purposes of presenting a summary of assets and liabilities acquired, the balance sheet of Placer Dome at December 31, 2005 has been used as a proxy for the balance sheet on January 19, 2006. We do not expect any material differences between the balance sheet at January 19, 2006 and the balance sheet at December 31, 2005.


B Sale of Operations to Goldcorp
Goldcorp has agreed, subject to conditions to acquire from us, all of Placer Dome's Canadian properties and operations (other than Placer Dome's offices in Vancouver and Toronto), including all mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, 40% of Placer Dome's interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, our share in Agua de la Falda S.A., which includes our interest in the Jeronimo project (collectively, the "Goldcorp Assets"). Goldcorp will be responsible for all liabilities relating solely to the Goldcorp Assets, including employment commitments and environmental, closure and reclamation liabilities (collectively, the "Goldcorp Liabilities").

The estimated sales proceeds from Goldcorp are about $1,500 million, subject to certain adjustments on closing that are defined in the sale agreement. The results of operations will be consolidated into Barrick until the

BARRICK YEAR-END 2005          52      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
closing of the sale of operations to Goldcorp. On closing of the sale, the assets and liabilities relating to those operations, as well as a portion of the unallocated purchase price, will be removed from our balance sheet. We do not expect to record a significant gain or loss on closing of the sale. At December 31, 2005, the carrying amount of assets was about $298 million and liabilities was about $77 million relating to the operations that will be sold to Goldcorp.

C Pro Forma Information (Unaudited)
Pro Forma Consolidated Statement of Income

------------------------------------------------------------------------------------------------------------------------------------
                                                                        For year ended December 31, 2005
($ millions of US dollars, except per share data in dollars)

                                                                                         Pro forma
                                                                                      consolidated         Pro forma
                                                                                    Barrick before   adjustments for
                                               As reported            Pro forma    sale of certain   sale of certain       Pro forma
                                           --------------------        purchase      operations to     operations to    consolidated
                                           Barrick  Placer Dome  adjustments(1)           Goldcorp       Goldcorp(2)         Barrick
------------------------------------------------------------------------------------------------------------------------------------
Sales                                       $2,350       $1,978                             $4,328            $(251) (e)      $4,077
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
Cost of sales(3)
                                             1,214        1,271                              2,485             (177) (e)       2,308
Amortization                                   427          264                                691              (35) (e)         656
Corporate administration                        71           68                                139                               139
Exploration, development and business
 development                                   141          178                                319              (28) (e)         291
------------------------------------------------------------------------------------------------------------------------------------
                                             1,853        1,781                              3,634             (240)           3,394
------------------------------------------------------------------------------------------------------------------------------------
Other (income) expense
Interest income                               (38)         (44)             (5) (a)           (87)                              (87)
Equity in investees                              6          (4)                                  2                 4 (e)           6
Interest expense                                 7           92              48 (b)            147              (49) (b)          98
Impairment of long-lived assets                  -            -
Other                                           67           40            (21) (c)             86                                86
------------------------------------------------------------------------------------------------------------------------------------
                                                42           84              22                148              (45)             103
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and other items     455          113            (22)                546                34             580
Income tax expense                            (60)         (21)              10 (d)           (71)              (14) (f)        (85)
Minority interest                                -            2                                  2                                 2
------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes
 in accounting principles                      395           94            (12)                477                20             497
Cumulative effect of changes in accounting
 principles, net of tax                          6         (14)                                (8)                               (8)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                  $  401       $   80         $  (12)             $  469             $  20          $  489
------------------------------------------------------------------------------------------------------------------------------------
Earnings per share data:
Net income
  Basic and diluted                         $ 0.75       $ 0.18                                                                 0.57
------------------------------------------------------------------------------------------------------------------------------------

1  Adjustments to reflect certain estimated effects of purchase accounting.
2 Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.
3  Exclusive of amortization.


BARRICK YEAR-END 2005          53      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Pro Forma Consolidated Balance Sheet

------------------------------------------------------------------------------------------------------------------------------------
                                                                             As at December 31, 2005
($ millions of US dollars)
                                                                                         Pro forma
                                                                                      consolidated         Pro forma
                                                                                    Barrick before   adjustments for
                                               As reported            Pro forma    sale of certain   sale of certain       Pro forma
                                           --------------------        purchase      operations to     operations to    consolidated
                                           Barrick  Placer Dome  adjustments(1)           Goldcorp       Goldcorp(2)         Barrick
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
 Cash and equivalents                       $1,037       $  880             152 (g)       $  2,069          $  1,500 (t)
                                                                                                             (1,344) (u)     $ 2,225
 Restricted cash                                            150                                150                               150
 Accounts receivable                            54          152                                206               (6) (v)         200
 Inventories                                   402          310                                712              (25) (v)         687
 Other current assets                          255          157                                412                               412
------------------------------------------------------------------------------------------------------------------------------------
                                             1,748        1,649             152              3,549               125           3,674
 Available-for-sale securities                  62           22                                 84                                84
 Equity method investments                     138           33                                171              (33) (v)         138
 Property, plant and equipment               4,146        2,592                              6,738             (221) (v)       6,517
 Capitalized mining costs                        -          240           (240) (h)              -                                 -
 Non-current ore in stockpiles                 251           63                                314              (11) (v)         303
 Other assets                                  517          641            (17) (i)          1,141               (2) (v)       1,139
 Goodwill                                        -          454           (454) (j)              -
 Unallocated purchase price                      -            -           8,500 (k)          8,500           (1,279) (w)       7,221
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                 6,862        5,694           7,941             20,497           (1,421)          19,076
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities
 Accounts payable                              386          305              25 (l)            716              (24) (v)         692
 Short-term debt                                 -            -           1,344 (m)          1,344           (1,344) (u)           -
 Current portion of long-term debt              80          152                                232                               232
 Other current liabilities                      94           89                                183                               183
------------------------------------------------------------------------------------------------------------------------------------
                                               560          546           1,369              2,475           (1,368)           1,107
 Long-term debt                              1,721        1,107                              2,828                             2,828
 Asset retirement obligations                  409          294                                703              (21) (v)         682
 Other long-term obligations                   208          260           1,051 (n)          1,519              (32) (v)       1,487
 Deferred income tax liabilities               114          247                                361                               361
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                            3,012        2,454           2,420              7,886           (1,421)           6,465
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
 Capital stock                               4,222        2,555             152 (g)
                                                                        (2,707) (o)
                                                                          8,761 (p)         12,983                            12,983
 Retained earnings (deficit)                 (341)          624           (624) (q)          (341)                             (341)
 Accumulated other comprehensive income       (31)         (12)              12 (r)           (31)                              (31)
 Contributed surplus                             -           73            (73) (s)              -                                 -
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                   3,850        3,240           5,521             12,611                            12,611
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity  $6,862       $5,694           7,941           $ 20,497          $(1,421)         $19,076
------------------------------------------------------------------------------------------------------------------------------------

1  Adjustments to reflect certain estimated effects of purchase accounting.
2 Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

Basis of Presentation
This unaudited pro forma consolidated financial statement information has been prepared by us for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated statement information assumes that Barrick will acquire all of Placer Dome's outstanding shares and exchange any outstanding Placer Dome stock options for equivalent Barrick stock options. The unaudited pro forma consolidated financial statement information assumes that all in-the-money Placer Dome stock options will be exercised and included in the outstanding Placer Dome shares to be acquired by Barrick. Barrick has entered into an agreement with Goldcorp that will result in the sale of certain operations and projects of Placer Dome, including the Canadian operations, the La Coipa mine and a 40% interest in the Pueblo Viejo project. Barrick will receive about $1,500

BARRICK YEAR-END 2005          54      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
million in cash from Goldcorp for the sale of these operations (assuming no adjustments are required). This unaudited pro forma consolidated financial statement information assumes that there will be no tax consequences to Barrick for the sale of these operations to Goldcorp. Pro forma adjustments for the assumed effect of the sale of these operations to Goldcorp on the results of operations of Barrick have been reflected in this unaudited pro forma consolidated financial statement information.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon finalization of purchase price adjustments and subsequent sale of certain Placer Dome operations to Goldcorp will likely differ from those recorded in this unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $93 million. The information prepared is only a summary.

In preparing the unaudited pro forma consolidated financial statement information, an initial review was undertaken to identify Placer Dome accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified. In particular, we adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, effective January 1, 2005, whereas Placer Dome has not yet adopted EITF 04-6. Estimates concerning the impact of Placer Dome applying EITF 04-6 in the unaudited pro forma consolidated financial statement information have not yet been finalized and no adjustment has been recorded. The effects on the Placer Dome mines of adopting EITF 04-6 could be significant.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2005 has been prepared from the statements of income for each of Barrick and Placer Dome for the period after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on January 1, 2005 based on the assumptions below.

The unaudited pro forma consolidated balance sheet as at December 31, 2005 has been prepared from the consolidated balance sheets of Barrick and Placer Dome as at December 31, 2005, after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on December 31, 2005 based on the assumptions below.

Pro Forma Assumptions and Adjustments
The acquisition of Placer Dome will be accounted for using the purchase method of accounting. Certain adjustments have been reflected in this unaudited pro forma consolidated statement of income to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. In 2006, we will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.

On December 31, 2005, Placer Dome had certain convertible debt and stock options outstanding, which if converted/exercised would result in an increase in Placer Dome common shares outstanding by approximately 22.7 million shares. This unaudited pro forma consolidated financial statement information reflects the issuance by Placer Dome of approximately 10.1 million shares on exercise of in-the-money stock options of Placer Dome at December 31, 2005, but excludes the impact of 12.6 million potential shares that could theoretically be issued due to the conversion/exercise of Placer Dome's convertible debt and other stock options.

We have not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome's assets and liabilities has been presented as "unallocated purchase price". In 2006, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in our consolidated income statement for periods after the date of acquisition. We estimate that a $100 million adjustment to the carrying amount of property, plant and equipment of Placer Dome would result in a


BARRICK YEAR-END 2005          55      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
corresponding adjustment to amortization expense in the pro forma statement of income by approximately $6 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Placer Dome's identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Pro Forma Adjustments
The unaudited pro forma consolidated statement of income reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on January 1, 2005:

(a) An increase in interest income by $5 million for the year ended December 31, 2005 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.
(b) An increase in interest expense by $48 million for the year ended December 31, 2005 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer that will be financed through temporary credit facilities. A decrease in interest expense by $49 million for the year ended December 31, 2005 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.
(c) A decrease in other expense by $21 million to de-recognize non-recurring transaction costs recorded by Placer Dome relating to the Barrick offer.
(d) A credit to tax expense of $10 million for the year ended December 31, 2005 to reflect the tax effect of the pro forma purchase adjustments in (a) through (c).
(e) Adjustments to de-recognize the revenues and expenses for the year ended December 31, 2005 relating to the Placer Dome operations that will be sold to Goldcorp.
(f) Adjustments to de-recognize income tax expense for the operations that will be sold to Goldcorp for the year ended December 31, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on December 31, 2005:

(g) An increase in cash and equivalents by $152 million with a corresponding increase in Placer Dome's capital stock, to reflect the proceeds received by Placer Dome on exercise of 10.1 million in-the-money Placer Dome stock options.
(h) A reduction in capitalized mining costs by $240 million to de-recognize this asset of Placer Dome, which will not be recorded as a separate identifiable asset on acquisition.
(i) A reduction in other assets by $17 million to de-recognize deferred debt issue costs of Placer Dome that will not be recorded as a separate identifiable asset on acquisition.
(j) The de-recognition of goodwill of $454 million that was recorded by Placer Dome for previous business combinations.
(k)  An adjustment of $8,500 million to reflect the unallocated purchase price.
(l) An increase in accounts payable by $25 million to record estimated transaction costs relating to the acquisition of Placer Dome.
(m) An increase in short-term debt by $1,344 million to reflect temporary financing by Barrick for the cash component of the Offer.
(n) An increase in other long-term obligations by $1,051 million to record the estimated fair value of Placer Dome's metal sales contracts at December 31, 2005.
(o) A reduction in capital stock of $2,707 million to de-recognize Placer Dome's historic capital stock (including the adjustment for the assumed exercise of in-the-money stock options).
(p) An increase in capital stock by $8,761 million to record the value of common shares of Barrick issued in respect of the assumed share component of the Offer.
(q) An adjustment of $624 million to de-recognize Placer Dome's historic retained earnings.
(r) An adjustment of $12 million to de-recognize Placer Dome's historic accumulated other comprehensive income.
(s) An adjustment of $73 million to de-recognize Placer Dome's historic contributed surplus.
(t) An increase in cash and equivalents by $1,500 million to record the assumed cash receipts by Barrick for the sale of the Placer Dome operations to Goldcorp.
(u) A decrease in cash and equivalents by $1,344 million and a corresponding decrease in short-term debt to reflect the assumed repayment of the temporary financing used to fund the cash component of the Offer upon the receipt of the cash proceeds from Goldcorp relating to the sale of certain Placer Dome operations.
(v) Adjustments to de-recognize the estimated carrying amount of the Placer Dome assets and liabilities

BARRICK YEAR-END 2005          56      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
     included in the Placer Dome operations that will be sold to Goldcorp.
(w) A reduction in the unallocated purchase price by $1,279 million to adjust for the unallocated purchase price relating to the sale of Placer Dome operations to Goldcorp.


Pro Forma Earnings Per Share

--------------------------------------------------------------------------------
For the year ended December 31, 2005
(millions of shares or US dollars, except per share data in dollars)
--------------------------------------------------------------------------------
Actual weighted average number of Barrick
 common shares outstanding                                                  536
Assumed number of Barrick common shares
 issued to Placer Dome shareholders                                         323
--------------------------------------------------------------------------------
Pro forma weighted average number of
 Barrick common shares outstanding                                          859
--------------------------------------------------------------------------------
Pro forma net income                                                      $ 489
--------------------------------------------------------------------------------
Pro forma earnings per share - basic                                      $0.57
--------------------------------------------------------------------------------
Pro forma weighted average number of
 Barrick common shares outstanding                                          859
Dilutive effect of stock options                                              2
--------------------------------------------------------------------------------
Pro forma weighted average number of
 Barrick common shares outstanding - diluted                                861
--------------------------------------------------------------------------------
Pro forma earnings per share - diluted                                    $0.57
--------------------------------------------------------------------------------


D Summary Historical Placer Dome Financial Information (Unaudited)
While there are publicly-traded shares of Placer Dome outstanding, we are required to present certain summary consolidated financial information relating to Placer Dome. This information has been prepared on a historical cost basis in accordance with the US GAAP accounting policies of Placer Dome, which in certain respects differ from the accounting policies of Barrick.

--------------------------------------------------------------------------------
For the years ended December 31                           2005             2004
Income statement information
Total revenues                                          $1,978           $1,888
Net income                                              $   80           $  284

Balance sheet information
Current assets                                          $1,649           $1,636
Non-current assets                                       4,045            3,908
Current liabilities                                        546              453
Non-current liabilities                                  1,908            1,927
--------------------------------------------------------------------------------
Net assets                                              $3,240           $3,164
--------------------------------------------------------------------------------


E Acquisition of Mineral Interest in Pakistan
On February 14, 2006, we entered into an agreement with Antofagasta plc ("Antofagasta") to acquire 50% of Tethyan Copper Company's ("Tethyan") Reko Diq project and associated mineral interests in Pakistan in the event that Antofagasta is successful in its bid to acquire Tethyan. Upon successful completion of the bid, we will reimburse Antofagasta approximately $100 million in cash for 50% of the acquisition, including the claw-back right to be acquired/extinguished from BHP Billiton who have a right to claw back a material interest in certain Tethyan's mineral interests.


4 > SEGMENT INFORMATION
Our operations are managed on a regional basis. Our four regional business units are North America, Australia/Africa, South America and Russia/Central Asia. Financial information for each of our mines and our exploration group is reviewed regularly by our chief operating decision maker.

Segment income for operating segments comprises segment revenues less segment operating costs and segment amortization in the format that internal management reporting is presented to the chief operating decision maker. For internal management reporting purposes, we measure segment revenues and income using the average consolidated realized gold selling price for each period. Segment expenses represent our internal presentation of costs incurred to produce gold at each operating mine, and exclude the following costs that we do not allocate to operating segments: environmental remediation costs at closed mines; regional business unit overhead; amortization of corporate assets; business development costs; administration costs; impairments of long-lived assets; other income/expense; and the costs of financing their activities. Segment expenses for development projects and the exploration group represent expensed exploration, mine development and mine start-up costs.


BARRICK YEAR-END 2005          57      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Income Statement Information

--------------------------------------------------------------------------------------------------------------------------
                                          Gold sales                 Segment expenses(1)           Segment income (loss)
--------------------------------------------------------------------------------------------------------------------------
For the years ended Dec.31          2005      2004      2003      2005      2004      2003      2005       2004       2003
--------------------------------------------------------------------------------------------------------------------------
Goldstrike                        $  877    $  745    $  813    $  510    $  478    $  533    $  217     $  118     $  120
Round Mountain                       164       148       139        93        85        68        54         46         51
Eskay Creek                           72       112       130         8         9        18        38         52         65
Other producing mines                136       135       148        84        79        90        32         34         33
--------------------------------------------------------------------------------------------------------------------------
 North America                     1,249     1,140     1,230       695       651       709       341        250        269
--------------------------------------------------------------------------------------------------------------------------
Kalgoorlie                           177       183       153       101       109        88        56         54         45
Plutonic                             109       122       120        66        69        62        33         42         48
Bulyanhulu                           129       135       109       108        96        74      (13)          5        (2)
Other producing mines                165       101        91        97        60        55        37         27         24
Cowal                                  -         -         -         9         1         -       (9)        (1)          -
--------------------------------------------------------------------------------------------------------------------------
 Australia/Africa                    580       541       473       381       335       279       104        127        115
--------------------------------------------------------------------------------------------------------------------------
Pierina                              273       251       332        87        72        79       114         72         87
Lagunas Norte                        248         -         -        62        12        29       157       (12)       (29)
Veladero                               -         -         -         5         5        18       (5)        (5)       (18)
Pascua-Lama                            -         -         -         6         4         -       (6)        (4)          -
Other                                  -         -         -         -         3         -         -        (3)          -
--------------------------------------------------------------------------------------------------------------------------
 South America                       521       251       332       160        96       126       260         48         40
--------------------------------------------------------------------------------------------------------------------------
Exploration group                      -         -         -       109        96        67     (109)       (96)       (67)
--------------------------------------------------------------------------------------------------------------------------
Segment total                     $2,350    $1,932    $2,035    $1,345    $1,178    $1,181    $  596     $  329     $  357
--------------------------------------------------------------------------------------------------------------------------

1 In 2005, we revised our internal definition of segment expenses to include accretion expense. Segment information for all the years presented reflects this change in the measurement of segment expenses.


Geographic Information

--------------------------------------------------------------------------------
                                    Assets                   Gold sales
--------------------------------------------------------------------------------
For the years
ended Dec.31                    2005       2004       2005       2004       2003
--------------------------------------------------------------------------------
United States                 $1,991     $1,976     $1,073     $  911     $  970
Canada                           531        406        176        229        260
--------------------------------------------------------------------------------
North America                  2,522      2,382      1,249      1,140      1,230
--------------------------------------------------------------------------------
Australia                      1,010        838        401        406        364
--------------------------------------------------------------------------------
Tanzania                         787        774        179        135        109
--------------------------------------------------------------------------------
Australia/Africa               1,797      1,612        580        541        473
--------------------------------------------------------------------------------
Peru                             675        811        521        251        332
Argentina                      1,001        645          -          -          -
Chile                            222        120          -          -          -
--------------------------------------------------------------------------------
South America                  1,898      1,576        521        251        332
--------------------------------------------------------------------------------
Other                            645        717          -          -          -
--------------------------------------------------------------------------------
                              $6,862     $6,287     $2,350     $1,932     $2,035
--------------------------------------------------------------------------------


Reconciliation of Segment Income

--------------------------------------------------------------------------------
For the years ended Dec.31                              2005      2004      2003
--------------------------------------------------------------------------------
Segment income                                         $ 596     $ 329     $ 357
Other expenses at producing mines                          -         8       (8)
Amortization of corporate assets                        (18)      (27)      (25)
Business development costs                              (10)      (18)      (17)
Corporate administration                                (71)      (71)      (73)
Equity in investees                                      (6)         -         -
Interest income                                           38        25        31
Interest expense                                         (7)      (19)      (44)
Impairment of long-lived assets                            -     (139)       (5)
Other income (expense)                                  (67)      (43)         6
--------------------------------------------------------------------------------
Income before income taxes and other items             $ 455     $  45     $ 222
--------------------------------------------------------------------------------


BARRICK YEAR-END 2005          58      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

-----------------------------------------------------------------------------------------------------------------------------
                                           Segment assets             Amortization(1)            Segment capital expenditures
-----------------------------------------------------------------------------------------------------------------------------
For the years ended Dec.31                2005        2004       2005      2004       2003        2005       2004       2003
-----------------------------------------------------------------------------------------------------------------------------
 Goldstrike                           $  1,395     $ 1,290    $   150    $  149      $ 160     $   162    $    72       $ 51
 Round Mountain                             52          67         17        17         20           1          5          6
 Eskay Creek                                66          91         26        51         47           2          7          5
 East Archimedes                            36           -          -         -          -          35          -          -
 Other operating segments                   82          91         20        22         25          18         20         18
-----------------------------------------------------------------------------------------------------------------------------
  North America                          1,631       1,539        213       239        252         218        104         80
-----------------------------------------------------------------------------------------------------------------------------
 Plutonic                                  106          92         10        11         10          20         15         44
 Kalgoorlie                                354         277         20        20         20          12         10         14
 Cowal                                     412         130          -         -          -         258         73         24
 Bulyanhulu                                574         566         34        34         37          37         46         36
 Tulawaka                                   80          70         15         -          -           8         48          1
 Other operating segments                   93          89         16        14         12          18         12         21
-----------------------------------------------------------------------------------------------------------------------------
  Australia/Africa                       1,619       1,224         95        79         79         353        204        140
-----------------------------------------------------------------------------------------------------------------------------
 Pierina                                   236         269         72       107        166          20          8         17
 Lagunas Norte                             384         220         29         -          -         141        182          4
 Veladero                                  783         443          -         -          -         266        284         68
 Pascua-Lama                               389         286          -         -          -          98         35          9
-----------------------------------------------------------------------------------------------------------------------------
  South America                          1,792       1,218        101       107        166         525        509         98
-----------------------------------------------------------------------------------------------------------------------------
Segment total                            5,042       3,981        409       425        497       1,096        817        318
Cash and equivalents                     1,037       1,398          -         -          -           -          -          -
Other items not allocated to segments      783         908         18        27         25           8          7          4
-----------------------------------------------------------------------------------------------------------------------------
Enterprise total                      $  6,862     $ 6,287    $   427    $  452      $ 522     $ 1,104    $   824      $ 322
-----------------------------------------------------------------------------------------------------------------------------

1  Includes amortization on assets under capital lease.


5 > REVENUE AND GOLD SALES CONTRACTS

-----------------------------------------------------------------------------
For the years ended Dec.31                    2005        2004         2003
-----------------------------------------------------------------------------
Gold bullion sales
Spot market sales                           $1,940      $1,111       $  426
Gold sales contracts                           300         709        1,504
-----------------------------------------------------------------------------
                                             2,240       1,820        1,930
Concentrate sales                              110         112          105
-----------------------------------------------------------------------------
                                            $2,350      $1,932       $2,035
-----------------------------------------------------------------------------

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title have occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.

Bullion Sales
We record revenue from gold and silver bullion sales at the time of physical delivery, which is also the date that title to the gold or silver passes. The sales price is fixed at the delivery date based on either the terms of gold sales contracts or the gold spot price. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.

At December 31, 2005, we had fixed-price gold sales contracts with various customers for a total of 12.5 million ounces of future gold production and floating-price gold sales contracts for 0.7 million ounces. In 2005, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we have 6 million ounces of Corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The terms of the contracts are governed by master trading agreements (MTAs) that we have in place with the customers. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold adjusted based on the difference between the previously fixed price and the market gold

BARRICK YEAR-END 2005          59      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The mark-to-market value of the fixed-price gold sales contracts (at December 31, 2005) was negative $1,453 million for the Pascua-Lama gold sales contracts and negative $1,277 million for the Corporate gold sales contracts.

The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 16C) and had a fair value of $66 million at December 31, 2005 (2004: $74 million).

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted based on the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market value of these contracts (at December 31, 2005) was negative $89 million, which equates to an average reduction to the future spot sales price of approximately $127 per ounce, when we deliver gold at spot prices against these contracts.

At December 31, 2005, one customer made up 11% of the ounces committed under gold bullion sales contracts.

Concentrate Sales
Our Eskay Creek and Bulyanhulu mines produce gold in concentrate form. Our Pascua-Lama mine will also produce gold in concentrate form. Under the terms of concentrate sales contracts with independent smelting companies, gold sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when title passes to the smelting companies, using forward market gold prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. The notional amount typically outstanding is between ten and fifteen thousand ounces.


6 > COST OF SALES

--------------------------------------------------------------------------------
For the years ended Dec.31                   2005           2004           2003
--------------------------------------------------------------------------------
Cost of goods sold(1)                     $ 1,265        $ 1,128        $ 1,118
By-product revenues(2)                      (132)          (146)          (114)
Royalty expense                                63             53             50
Mining taxes                                   18             12             15
--------------------------------------------------------------------------------
                                          $ 1,214        $ 1,047        $ 1,069
--------------------------------------------------------------------------------

1 Cost of goods sold includes accretion expense at producing mines of $11 million (2004: $11 million; 2003: $10 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales was $409 million in 2005; $425 million in 2004 and $497 million in 2003. In 2004, cost of goods sold includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 8).
2 We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2005, we had fixed-price commitments to deliver 14.8 million ounces of silver at an average price of $5.92 per ounce and floating spot price silver sales contracts for 7.5 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts (at December 31, 2005) was negative $52 million.

Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5%


BARRICK YEAR-END 2005          60      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other minerals. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other minerals. Production at Lagunas Norte is subject to a 2.51% NSR on extraction of all gold and other minerals.

Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.

7 > OTHER (INCOME) EXPENSE

A   Impairment of Long-lived Assets

--------------------------------------------------------------------------------
For the years ended Dec.31                                2005     2004    2003
--------------------------------------------------------------------------------
Eskay Creek(1)                                            $  -    $  58    $  -
Peruvian exploration properties(2)                           -       67       -
Other                                                        -       14       5
--------------------------------------------------------------------------------
                                                          $  -    $ 139    $  5
--------------------------------------------------------------------------------

1 The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 13C.
2 At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work on the properties.

B   Other

--------------------------------------------------------------------------------
For the years ended Dec.31                           2005       2004       2003
--------------------------------------------------------------------------------
Non-hedge derivative gains (note 16C)               $ (6)      $ (5)      $(71)
Gains on sale of mining property, plant
 and equipment(1)                                     (5)       (36)       (36)
Gains on sale of investments (note 11)               (17)        (6)        (4)
Gain on Kabanga transaction                          (15)          -          -
Environmental remediation costs(2)                     28         36         48
Accretion expense at closed mines
 (note 17)                                             10          7          7
Impairment charges on investments
 (note 11)                                             16          5         11
World Gold Council fees                                10          9         10
Inmet settlement                                        -          -         16
Legal costs for major litigation                        8          5          3
Currency translation (gains) losses                   (3)          1         (2)
Pension expense (note 23B)                              1          -          4
Peruvian tax assessment                                 -         (6)         -
Severance at closed mines                               -          4          -
Other items(3)                                         40         29          8
--------------------------------------------------------------------------------
                                                     $ 67       $ 43      $ (6)
--------------------------------------------------------------------------------

1 In 2005, we sold some land positions in Australia. In 2004 we sold various mining properties, including the Holt-McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. In 2003 we sold various mining properties, including several land positions around inactive mine sites in the United States, as well as the East Malartic Mill and Bousquet mine in Canada. The majority of these land positions were fully amortized in prior years and therefore any proceeds generate gains on sale, before selling costs and taxes.
2 Includes costs at development projects and closed mines and changes in the expected costs of AROs at closed mines.
3 Includes certain costs incurred at regional business units that are not direct or indirect production costs.

Kabanga Transaction
In April 2005, we finalized a joint-venture agreement with Falconbridge Limited ("Falconbridge") for the Kabanga nickel deposit and related concessions located in Tanzania. Under the terms of the agreement, Falconbridge acquired a 50% indirect joint venture interest for $15 million cash and a funding commitment and has agreed to be the operator of the joint venture. On closing of the transaction with Falconbridge we recorded a gain of $15 million.

Over the next several years, Falconbridge will fund and conduct a further $50 million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. Falconbridge has initiated the establishment of a dedicated team in Tanzania to coordinate and advance the work plan. After expenditures of $50 million, Falconbridge will decide on whether to proceed with the project. If Falconbridge proceeds with the project, they will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues

BARRICK YEAR-END 2005          61      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
and expenditures. Until Falconbridge has fully funded its commitment under the agreement, we are not obligated to share in any revenues and expenditures and none of the expenditures on the project will be recorded in our financial statements.

Environmental Remediation Costs
During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

Inmet Settlement
In November 2003, we paid Inmet C$111 million (US$86 million), in full settlement of the Inmet litigation. The settlement resulted in an expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

8 > INCOME TAX EXPENSE (RECOVERY)

--------------------------------------------------------------------------------
For the years ended Dec.31                          2005       2004        2003
--------------------------------------------------------------------------------
Current
   Canada                                         $  (3)      $  19       $  40
   International                                     93          24          14
--------------------------------------------------------------------------------
                                                  $  90       $  43       $  54
--------------------------------------------------------------------------------
Deferred
   Canada                                         $ (15)      $ (26)      $ (32)
   International                                     22           7          45
--------------------------------------------------------------------------------
                                                  $   7       $ (19)      $  13
--------------------------------------------------------------------------------
Income tax expense before elements
   below(1)                                       $  97       $  24       $  67
Outcome of tax uncertainties                          -        (141)          -
Change in tax status in Australia                    (5)        (81)          -
Net release of beginning of year
   valuation allowances                             (32)         (5)        (62)
--------------------------------------------------------------------------------
Total expense (recovery)                          $  60       $(203)      $   5
--------------------------------------------------------------------------------

1 All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.


Outcome of Tax Uncertainties
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The 2002 income tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by the Peruvian tax agency, SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million, was fully recorded at December 31, 2002, as well as other related costs of about $21 million ($15 million post-tax).

In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick`s favor. In 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004, $15 million of which is classified in cost of sales and $6 million of which is classified in other (income) expense. Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on audit, SUNAT has reassessed us on the same issue for 2001 to 2003. We and our advisors believe that the audit reassessment has no merit, that we will prevail, and accordingly no provision has been booked.


Changes in Tax Status in Australia
A tax law was enacted in Australia in 2002 that allows wholly owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. Our election, which was effective for our 2004 fiscal year, resulted in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes. In 2005, based on additional facts and refinements, the adjustment was increased by $5 million.


BARRICK YEAR-END 2005          62      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Also in 2004, we filed an election to use the US dollar as the functional currency for Australian tax calculations and tax returns, whereas previously the Australian dollar was used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.

Also in 2004, we filed an election to use the U S dollar as the functional currency for Australian tax calculations and tax returns, whereas previously the Australian dollar was used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the U S$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $48 million.

Release of Beginning of Year Valuation Allowances
In 2005, we released valuation allowances totaling $31 million in Argentina, relating to the effect of the higher gold price environment and the anticipated commencement of sales in 2006. We released valuation allowances of $2 million in Canada reflecting utilization of capital losses.

In 2004, we released valuation allowances totaling $5 million relating to the consolidated tax return election in Australia. Valuation allowances released in 2003 mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.

Reconciliation to Canadian Federal Rate

--------------------------------------------------------------------------------
For the years ended Dec.31                      2005         2004         2003
--------------------------------------------------------------------------------
At 38% statutory federal rate                   $173       $   17        $  84
Increase (decrease) due to:
   Allowances and special tax
     deductions(1)                              (92)         (70)         (47)
   Impact of foreign tax rates(2)               (51)          (5)         (42)
   Expenses not tax-deductible                     9           10           11
   Release of beginning of year
     valuation allowances                       (32)          (5)         (62)
   Impact of changes in tax status in
     Australia                                   (5)         (81)            -
   Valuation allowances set up against
     current year tax losses                      59           65           53
   Outcome of tax uncertainties                    -        (141)            -
   Mining taxes                                    1            5            9
   Other items                                   (2)            2          (1)
--------------------------------------------------------------------------------
Income tax expense (recovery)                   $ 60       $(203)        $   5
--------------------------------------------------------------------------------

1 We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2 We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian federal rate.

Income Tax Returns
Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada - 2001, United States - 2001, and Peru - 2003.


9 > EARNINGS PER SHARE

--------------------------------------------------------------------------------
For the years ended Dec.31
($ millions, except shares in millions
and per share amounts in dollars)               2005         2004          2003
--------------------------------------------------------------------------------
Income before cumulative effect of
  changes in accounting principles             $ 395        $ 248         $ 217
   Cumulative effect of changes in
     accounting principles                         6            -          (17)
--------------------------------------------------------------------------------
Income available to common stockholders        $ 401        $ 248         $ 200
--------------------------------------------------------------------------------
Weighted average shares outstanding
   Basic                                         536          533           539
   Effect of dilutive stock options                2            1             -
--------------------------------------------------------------------------------
   Diluted                                       538          534           539
--------------------------------------------------------------------------------
Earnings per share
   Income before cumulative effect of
     changes in accounting principles
     Basic                                     $0.74        $0.47         $0.40
     Diluted                                   $0.73        $0.46         $0.40
   Net income
     Basic                                     $0.75        $0.47         $0.37
     Diluted                                   $0.75        $0.46         $0.37
--------------------------------------------------------------------------------

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method, whereby stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

On January 19, 2006 and February 3, 2006, together, we issued 304 million shares to acquire a 94% interest in the outstanding common shares of Placer Dome. We


BARRICK YEAR-END 2005          63      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
intend to acquire the remaining 6% interest through a compulsory acquisition procedure.

10 > OPERATING CASH FLOW - OTHER ITEMS

--------------------------------------------------------------------------------
For the years ended Dec.31                     2005          2004          2003
--------------------------------------------------------------------------------
Income statement items:
   Currency translation (gains) losses       $  (3)        $    1        $    5
   (Gains) losses on investments
     (note 11)                                 (17)           (6)           (4)
   Gain on Kabanga transaction                 (15)             -             -
   Impairment charges on investments             16             5            11
   Accounting changes (note 2E)                 (6)             -            17
   Equity in investee                           (6)             -             -
   Accretion expense (note 17)                   21            18            17
   Non-hedge derivative gains (note 16C)        (6)           (5)          (71)
   Inmet litigation (note 7B)                     -             -            16
   ARO charges at closed mines (note 17)         15            22            10
   Amortization of debt issue costs               2             3             1
   Write-downs of inventory (note 12)            15             9             3
Changes in:
   Accounts receivable                            4           (2)             3
   Inventories                                (151)          (51)           (1)
   Capitalized mining costs                       -             9            37
   Goods and services taxes                    (16)          (68)          (14)
   Accounts payable                              80             4             4
   Other assets and liabilities                   -           (8)          (75)
Other items                                       -             -             4
--------------------------------------------------------------------------------
Other net operating activities               $ (67)        $ (69)        $ (37)
--------------------------------------------------------------------------------
Operating cash flow includes net receipts (payments) for:
   Asset retirement obligations              $ (30)        $ (33)        $ (40)
   Income taxes                                (80)          (45)         (111)
   Pension plan contributions                  (20)          (22)          (23)
   Interest                                   (112)          (57)          (48)
--------------------------------------------------------------------------------

11 > INVESTMENTS

Available-for-sale Securities
--------------------------------------------------------------------------------
At Dec.31                                      2005                 2004
--------------------------------------------------------------------------------
                                          Fair   Gains in       Fair   Gains in
                                         value        OCI      value        OCI
--------------------------------------------------------------------------------
Benefit plans:(1)
   Fixed-income securities                 $ 4         $-       $ 11        $ -
   Equity securities                        17          1         19         10
Other investments:
   Equity securities2                       38         11         29         11
Restricted cash                              3          -          2          -
--------------------------------------------------------------------------------
                                          $ 62       $ 12       $ 61       $ 21
--------------------------------------------------------------------------------

1 Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.
2 At December 31, 2005, there were no available-for-sale securities in an unrealized loss position.

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income ("OCI"). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. If the fair value of an investment declines below its carrying amount, we undertake an assessment of whether the impairment is other-than-temporary. We consider all relevant facts or circumstances in this assessment, particularly: the length of time and extent to which fair value has been less than the carrying amount; the financial condition and near-term prospects of the investee, including any specific events that have impacted its fair value; both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time; and our ability and intent to hold the investment for a reasonable period of time sufficient for an expected recovery of the fair value up to or beyond the carrying amount. We record in earnings any unrealized declines in fair value judged to be other than temporary. Total proceeds from the sale of investments were $10 million in 2005 (2004 - $9 million; 2003 - $8 million).

Gains (Losses) on Investments Recorded in Earnings

--------------------------------------------------------------------------------
For the years ended Dec.31                        2005        2004        2003
--------------------------------------------------------------------------------
Realized on sale
   Gains                                          $ 17         $ 6         $ 5
   Losses                                            -           -         (1)
--------------------------------------------------------------------------------
                                                    17           6           4
Impairment charges                                (16)         (5)        (11)
--------------------------------------------------------------------------------
                                                   $ 1         $ 1       $ (7)
--------------------------------------------------------------------------------

Investment in Celtic Resources Holdings PLC ("Celtic") On January 5, 2005, we completed a subscription for 3,688,191 units of Celtic for a price of $7.562 per unit for a total cost of $30 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We allocated $25 million to the ordinary shares and $5 million to the share purchase warrants based on their relative fair values at acquisition. At December 31, 2005, we held a 9% combined direct and indirect interest in Celtic's outstanding common shares. The investment in common shares is classified as an available-for-sale security. In the second half of 2005, the fair value of the investment in common shares declined below cost and at the end of 2005 we concluded that the impairment was "other-than-temporary" and recorded a $12 million impairment charge. We concluded that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants, which are classified as non-hedge derivatives,

BARRICK YEAR-END 2005          64      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
are recorded at their estimated fair value in the balance sheet with changes in fair value recorded in non-hedge derivative gains/losses. The fair value of the share purchase warrants was $0.5 million at December 31, 2005.

At the time of the initial subscription, Celtic granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires in the future for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property. No such rights have been exercised since the initial subscription.

Equity Method Investments

Equity Method Investments
--------------------------------------------------------------------------------
                                              2005                  2004
--------------------------------------------------------------------------------
                                          Fair   Carrying       Fair   Carrying
                                      value(1)     amount   value(1)     amount
Highland Gold Mining PLC                 $ 134      $ 131       $ 75       $ 86
Diamondex Resources Ltd.                     6          7          -          -
--------------------------------------------------------------------------------
                                         $ 140      $ 138       $ 75       $ 86
--------------------------------------------------------------------------------

1  Based on the closing market stock price.

Under the equity method we record our equity share of the income or loss of equity investees each period. On acquisition of an equity investment the underlying identifiable assets and liabilities of an equity investee are recorded at fair value and the income or loss of equity investees is based on these fair values. If the cost of any equity investment exceeds the total amount of the fair value of identifiable assets and liabilities, any excess is accounted for in a manner similar to goodwill, with the exception that an annual goodwill impairment test is not required. The carrying amount of each investment in an equity investee is evaluated for impairment using the same method as an available-for-sale security.

Highland Gold Mining PLC ("Highland")
We hold a 20% interest in Highland that was acquired for cash in three tranches:
11.1 million common shares for a cost of $46 million in 2003; 9.3 million common shares for a cost of $40 million in 2004; and 11 million common shares in 2005 for a cost of $50 million.

Following the increase in our ownership to 20% in 2005, we re-evaluated the accounting method used for this investment and concluded that the equity method is the most appropriate. Previously the investment was classified as an available-for-sale security. We have recorded our equity share of income or loss of Highland each period based on our actual ownership interest for the period from fourth quarter 2003. Under a transition to equity accounting, US GAAP requires financial statements for prior periods to be revised to reflect the equity accounting treatment.

The difference between the cost of our investment in Highland and the underlying historic cost of net assets was $108 million at April 30, 2005. After finalizing valuations for the assets and liabilities of Highland in fourth quarter 2005, the difference between the cost of our investment and the underlying fair value of assets and liabilities, representing goodwill, was $85 million. On completion of the valuations, we revised our equity pick up to reflect accounting based on the fair values of Highland's assets and liabilities.

We have participation agreements with Highland, under which we have the right to participate for up to 50% in any acquisition made by Highland in Russia, with a similar right for Highland on any acquisition made by us in certain regions in Russia, excluding Irkutsk. We have a right of first refusal with respect to any third-party investment in Highland's Mayskoye property in the Chukotka region, Russia, and we plan to pursue discussions with Highland regarding Mayskoye.

On June 29, 2005, we entered into a purchase agreement with Highland pursuant to which we purchased a 50% interest in the Taseevskoye deposit ("Taseevskoye"). The purchase price was $13 million. Highland currently holds Taseevskoye through a subsidiary that owns other assets and liabilities. Highland has agreed to restructure the ownership of Taseevskoye into a separate Russian company. In connection with the purchase, Highland issued to us a warrant which entitles us to apply the purchase price as payment for an equivalent number of Highland shares, based on a price of $3.10 per share, subject to adjustment under certain circumstances, if Highland does not restructure the ownership of Taseevskoye prior to June 1, 2006.

During the period between the signing of the Taseevskoye purchase agreement and the time that the ownership of Taseevskoye is restructured, we agreed to fund our proportionate share of any expenditures relating to Taseevskoye. Highland agreed to deliver to us a warrant that entitles us to apply the amount of interim expenditures paid by us as payment for an equivalent number of Highland shares based on a price of $3.10 per share, subject to adjustment in certain circumstances, if Highland does not complete the restructuring by June 1, 2006. By December 31, 2005, we had funded interim expenditures totaling $0.5 million, and we had received a warrant for the same amount.

Diamondex Resources Limited ("Diamondex")


BARRICK YEAR-END 2005          65      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

We completed a subscription for 11,111,111 units of Diamondex for $8 million in 2005. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. We hold a 14% interest in the outstanding common shares of Diamondex (25% assuming exercise of the share purchase warrants). We allocated the cost as follows: $7 million to the ordinary shares and $1 million to the share purchase warrants. We record our equity share of the income or loss of Diamondex each period based on our total 14% interest in outstanding common shares.

12 > ACCOUNTS RECEIVABLE, INVENTORIES AND OTHER CURRENT ASSETS

--------------------------------------------------------------------------------
At Dec.31                                                    2005          2004
--------------------------------------------------------------------------------
Accounts receivable
   Amounts due from concentrate sales                       $  18         $  29
   Other receivables                                           36            29
--------------------------------------------------------------------------------
                                                            $  54         $  58
--------------------------------------------------------------------------------
Inventories
   Ore in stockpiles(1)                                     $ 360         $ 107
   Ore on leach pads                                           34            17
   Gold in process                                             47            33
   Gold dore/bullion                                           32            20
   Gold concentrate                                            47            21
   Mine operating supplies                                    133            82
--------------------------------------------------------------------------------
                                                              653           280
   Non-current ore in stockpiles(2)                         (251)          (65)
--------------------------------------------------------------------------------
                                                            $ 402         $ 215
--------------------------------------------------------------------------------
Other current assets
   Derivative assets (note 16C)                             $ 128         $ 165
   Taxes recoverable                                          101           104
   Prepaid expenses                                            23            17
   Other                                                        3             2
--------------------------------------------------------------------------------
                                                            $ 255         $ 288
--------------------------------------------------------------------------------

1 Effective January 1, 2005, an amount of $232 million was reclassified to ore in stockpiles from capitalized mining costs in connection with our adoption of EITF 04-6. See note 2E.
2 Ore that we do not expect to process in the next 12 months is classified in non-current ore in stockpiles.

Inventories
Material extracted from our mines is classified as either ore or waste. Ore represents material that can be mined, processed into a saleable form, and sold at a profit. Ore is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold. Gold in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces or pounds (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at each stockpile's average cost per recoverable unit.

The recovery of gold from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, and Veladero mines all are using a heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover between 50% and 95% of the recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time.
Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. At December 31, 2005 and 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $164 and $153 per ounce (unaudited), respectively. Variations between actual and estimated quantities resulting from changes in assumptions and

BARRICK YEAR-END 2005          66      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates ranging from 2007 to 2021 (unaudited). Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within approximately six years (unaudited) following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold at each balance sheet date that we expect to recover during the next 12 months.


Significant Ore in Stockpiles
--------------------------------------------------------------------------------
At Dec.31                                            2005          2004
--------------------------------------------------------------------------------
Goldstrike
   Ore that requires roasting                       $ 182          $ 23
   Ore that requires autoclaving                       98            17
Kalgoorlie                                             53            46
--------------------------------------------------------------------------------

At Goldstrike, we expect to fully process the autoclave stockpile by 2008 (unaudited) and the roaster stockpile by 2023 (unaudited). At Kalgoorlie, we expect to fully process the stockpile by 2016 (unaudited).

We record gold in process, gold dore and gold in concentrate form at average cost, less provisions required to reduce inventory to market value. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; stripping costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales and amortization expense based on the average cost per ounce of gold in inventory.

Mine operating supplies are recorded at purchase cost, less provisions to reduce slow-moving and obsolete supplies to market value. We recorded provisions to reduce the cost of slow moving and obsolete supplies inventory to market value as follows: 2005 - $12 million in cost of sales and $3 million in expensed development costs; 2004 - $9 million in cost of sales; 2003 - $3 million in cost of sales.

13 > PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
At Dec.31                                            2005          2004
--------------------------------------------------------------------------------
Acquired mineral properties and capitalized
   mine development costs                         $ 4,792       $ 4,489
Buildings, plant and equipment(1)                   4,124         3,289
--------------------------------------------------------------------------------
                                                    8,916         7,778
Accumulated amortization(2)                       (4,770)       (4,387)
--------------------------------------------------------------------------------
                                                  $ 4,146       $ 3,391
--------------------------------------------------------------------------------

1 Includes $122 million (2004: $44 million) of assets under capital leases. 2 Includes $18 million (2004: $1 million) of accumulated amortization for assets under capital leases.

A Acquired Mineral Properties and Capitalized Mine Development Costs
Exploration and Development Stage Properties
We capitalize the cost of acquisition of land and mineral rights. The cost is allocated between proven and probable reserves and mineralization not considered proven and probable reserves at the date of acquisition, based on relative fair values. If we later establish that some mineralization meets the definition of proven and probable gold reserves, we classify a portion of the capitalized acquisition cost as relating to reserves.

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.

We capitalize costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable gold reserves, costs incurred at development projects are considered exploration costs and are expensed as incurred. Effective May 1, 2004, we determined that mineralization at Lagunas Norte met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Lagunas Norte prospectively for future periods. At new mines, the cost of start-up activities such as recruiting and training is expensed as incurred.

At December 31, 2005 the following assets were in an exploration, development or construction stage and amortization of the capitalized costs had not yet begun.


BARRICK YEAR-END 2005          67      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

--------------------------------------------------------------------------------
                                                             Targeted timing of
                                      Carrying amount at    production start-up
                                            Dec.31, 2005            (unaudited)
--------------------------------------------------------------------------------
Development projects
   Cowal                                           $ 406                   2006
   East Archimedes                                    35                   2007
   Pascua-Lama                                       340                   2009
Buzwagi exploration project                          102                      -
--------------------------------------------------------------------------------
Total                                              $ 883
--------------------------------------------------------------------------------

In 2005, amortization of property, plant and equipment at our Tulawaka, Lagunas Norte, and our Veladero mines began after the mines moved from construction into the production phase. Amortization also began in 2005 at the Nevada Power Plant that was built to supply power for the Goldstrike mine as it moved from construction into the production phase.

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use. We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Producing Mines
We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is calculated using the "units-of-production" method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. Costs incurred and capitalized to enable access to specific ore blocks or areas of the mine, and which only provide an economic benefit over the period of mining that ore block or area, are attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

B Buildings, Plant and Equipment
We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance and expensed as incurred. We amortize the capitalized cost of assets less any estimated residual value, using the straight-line method over the estimated useful economic life of the asset based on their expected use in our business. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.

In the normal course of our business, we have entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, we record an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to us at the end of the lease term and therefore we amortize these assets on a basis consistent with our other owned assets.

C Impairment Evaluations - Operating Mines and Development Projects
We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.

Estimates of expected future cash flow reflect:
> Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;
> Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors);
> Expected future operating costs and capital expenditures to produce proven and probable gold


BARRICK YEAR-END 2005          68      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
     reserves based on mine plans that assume current plant capacity, and exclude the impact of inflation;
> Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and
> Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

D Capital Commitments
At December 31, 2005, we had capital commitments of $85 million that principally relate to construction activities at our development projects.


14 > OTHER ASSETS

--------------------------------------------------------------------------------
At Dec.31                                                    2005          2004
--------------------------------------------------------------------------------
Derivative assets (note 16C)                                $ 177         $ 257
Goods and services taxes recoverable                           46            50
Deferred income tax assets (note 19)                          141            97
Debt issue costs                                               35            38
Deferred share-based compensation (note 22B)                   13             5
Other                                                         105            52
--------------------------------------------------------------------------------
                                                            $ 517         $ 499
--------------------------------------------------------------------------------



Debt Issue Costs
Additions to debt issue costs in 2005 of $4 million principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation, and classified as a component of interest cost.


15 > OTHER CURRENT LIABILITIES

--------------------------------------------------------------------------------
At Dec.31                                                    2005          2004
--------------------------------------------------------------------------------
Asset retirement obligations (note 17)                       $ 37          $ 33
Derivative liabilities (note 16C)                              42            11
Post-retirement benefits (note 23)                              6             2
Deferred revenue                                                8             5
Other                                                           1             3
--------------------------------------------------------------------------------
                                                             $ 94          $ 54
--------------------------------------------------------------------------------

16 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these financial statements as follows: accounts receivable - note 12; investments - note 11; restricted share units - note 22B.

A Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days.

B Long-Term Debt

-------------------------------------------------------------------------------------------------------------------------------
                                      2005                                2004                               2003

                       At Dec. 31   Proceeds  Repayments   At Dec. 31   Proceeds  Repayments   At Dec. 31  Proceeds  Repayments
-------------------------------------------------------------------------------------------------------------------------------
7 1/2% debentures(1)      $   490    $     -     $     -      $   495    $     -     $     -      $   501       $ -     $     -
5 4/5% notes(2)               397          -           -          397        397           -            -         -           -
4 7/8% notes(3)               348          -           -          348        348           -            -         -           -
Veladero financing(4)         237         39           -          198        198           -            -         -           -
Bulyanhulu financing(5)       119          -          31          150          -          24          174         -          23
Variable-rate bonds(6)         63          -           -           63          -          17           80         -           -
Capital leases                  4          -           1            5          -           -            5         -           -
Peru lease facilities
   First facility(7)           76         73          27           30         30           -            -         -           -
   Second facility(8)          17         17           -            -          -           -            -         -           -
Peruvian bonds(9)              50         50                        -          -           -            -         -           -
-------------------------------------------------------------------------------------------------------------------------------
                            1,801        179          59        1,686        973          41          760         -          23
Less: current part           (80)          -           -         (31)          -           -         (41)         -           -
-------------------------------------------------------------------------------------------------------------------------------
                          $ 1,721    $   179     $    59      $ 1,655    $   973     $    41      $   719       $ -     $    23
-------------------------------------------------------------------------------------------------------------------------------

1 The 7 1/2% debentures have a principal amount of $500 million and mature on May 1, 2007. The debentures have been designated in a fair value hedge relationship and consequently the carrying amount at December 31, 2005 represents the estimated fair value at each balance sheet date.

BARRICK YEAR-END 2005          69      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

2 On November 12, 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034.
3 On November 12, 2004, we issued $350 million of debentures at a $2 million discount that mature on November 15, 2014.
4 One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina has a variable-rate limited recourse amortizing loan facility for $250 million. We have guaranteed the loan until completion occurs, after which it will become non-recourse. The loan is insured for political risks by branches of the Canadian and German governments.
5 One of our wholly owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a variable-rate recourse amortizing loan for $119 million. The loan is insured for political risks equally by branches of the Canadian government and the World Bank. In second quarter 2005, the terms of the financing were amended, with the lender having recourse in return for a reduction in the spread over Libor on the financing, and the loan convenants were also simplified.
6 Certain of our wholly owned subsidiaries have issued variable-rate, tax-exempt bonds of $25 million (due 2029) and $38 million (due 2032) for a total of $63 million.
7 By December 31, 2005, a total of $103 million had been drawn down under a $110 million build to suit facility held by one of our wholly owned subsidiaries, Minera Barrick Misquichilca (MBM). We repaid $23 million on September 30, 2005, with the remaining $80 million repayable in 20 equal quarterly installments of $4 million commencing in fourth quarter 2005. The lease facility has an implied interest rate of Libor plus 2.5% for the first 12 installments and Libor plus 2.6% for the last 8 installments.
8 In 2005, MBM finalized a second build to suit lease facility for $30 million, which is being used to finance the extension of the leach pad at the Lagunas Norte mine.
9 In second quarter 2005, MBM issued $50 million of public debt securities in the Peruvian capital markets. The net proceeds were used to partially fund the construction of the Lagunas Norte mine. The securities bear interest at Libor plus 1.72%, and mature in 2013.
10 We have a credit and guarantee agreement with a group of banks (the
   "Lenders"), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, matures in April 2010 and has an interest rate of Libor plus 0.27% to 0.35% when used, and an annual fee of 0.08%. As at December 31, 2005, we had not drawn any amounts under the credit facility. In first quarter 2006, we drew down $1 billion under this credit facility to fund a portion of the cash consideration for the acquisition of Placer Dome - see note 3A.

-----------------------------------------------------------------------------------------------------------------------
                                                                    For the years ended Dec.31
                                               ------------------------------------------------------------------------
                                                        2005                    2004                     2003
-----------------------------------------------------------------------------------------------------------------------
                                                Interest   Effective    Interest    Effective    Interest    Effective
                                                    cost     rate(1)        cost      rate(1)        cost       rate(1)
-----------------------------------------------------------------------------------------------------------------------
7 1/2% debentures                                  $  41        8.2%       $  31         6.1%        $ 31          6.1%
5 4/5% notes                                          24        6.0%           3         6.0%           -             -
4 7/8% notes                                          18        5.0%           2         5.0%           -             -
Veladero financing                                    20        8.6%           4         7.5%           -             -
Bulyanhulu financing                                  10        7.5%          14         8.0%          15          7.7%
Variable-rate bonds                                    1        2.3%           1         1.2%           1          1.1%
Peruvian bonds                                         2        5.0%           -            -           -             -
Peru lease facilities                                  5        6.0%           -            -           -             -
Australia capital leases                               1        7.1%           -            -           -             -
Other interest                                         3                       5                        2
-----------------------------------------------------------------------------------------------------------------------
                                                     125        6.9%          60         6.0%          49           62%
Less: interest capitalized                         (118)                    (41)                      (5)
-----------------------------------------------------------------------------------------------------------------------
                                                   $   7                   $  19                     $ 44
-----------------------------------------------------------------------------------------------------------------------
Cash interest paid                                 $ 112                   $  57                     $ 48
Amortization of debt issue costs                       2                       3                        1
Hedge (gains) losses                                   5                     (2)                      (1)
Increase (decrease) in interest accruals               6                       2                        1
-----------------------------------------------------------------------------------------------------------------------
Interest cost                                      $ 125                   $  60                     $ 49
-----------------------------------------------------------------------------------------------------------------------

1 The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs, and the impact of interest rate contracts designated in a hedging relationship with long-term debt.


BARRICK YEAR-END 2005          70      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Scheduled Debt Repayments

--------------------------------------------------------------------------------
                                                                       2010 and
                                     2006    2007    2008    2009    thereafter
--------------------------------------------------------------------------------
7 1/2% debentures                    $  -    $500    $  -    $  -          $  -
5 4/5% notes                            -       -       -       -           400
4 7/8% notes                            -       -       -       -           350
Veladero financing                     28      55      45      50            59
Bulyanhulu financing                   34      34      34      17             -
Variable-rate bonds                     -       -       -       -            63
Peruvian bonds                          -       -       -       -            50
--------------------------------------------------------------------------------
                                     $ 62    $589    $ 79    $ 67          $922
--------------------------------------------------------------------------------
Minimum payments under capital
   leases                            $ 19    $ 23    $ 19    $ 19          $ 17
--------------------------------------------------------------------------------

C Use of Derivative Instruments ("Derivatives") in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

--------------------------------------------------------------------------------
Item                                    Impacted by
--------------------------------------------------------------------------------
o Cost of sales
--------------------------------------------------------------------------------
  o Consumption of diesel fuel          o Prices of diesel fuel and
    and propane                           propane
--------------------------------------------------------------------------------
  o Local currency                      o Currency exchange rates - US
    denominated expenditures              dollar versus A$, C$, and ARS
--------------------------------------------------------------------------------
o Administration costs in local         o Currency exchange rates - US
  currencies                              dollar versus A$ and C$
--------------------------------------------------------------------------------
o Capital expenditures in local         o Currency exchange rates - US
  currencies                              dollar versus A$, C$, ARS, and (euro)
--------------------------------------------------------------------------------
o Interest earned on cash               o US dollar interest rates
--------------------------------------------------------------------------------
o Fair value of fixed-rate debt         o US dollar interest rates
--------------------------------------------------------------------------------

Under our risk management policy we seek to mitigate the impact of these market risks to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.

The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as "non-hedge derivatives".

Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A Compliance Function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.

Accounting Policy for Derivatives
We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as "normal sales contracts" with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 5.

On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative. A hedging instrument is designated in either:
>   a fair value hedge relationship with a recognized asset or liability; or
> a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.

At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses

BARRICK YEAR-END 2005          71      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
remain in OCI until the hedged item affects earnings. We also stop hedge accounting prospectively if:
>    a derivative is settled;
>    it is no longer highly probable that a forecasted transaction will occur;
     or
>    we de-designate a hedging relationship.

If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivative transactions are included under operating activities, except for derivatives designated as a cash flow hedge of forecasted capital expenditures, which are included under investing activities.

Changes in the fair value of derivatives each period are recorded as follows:
> Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.
> Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.
>    Non-hedge derivatives: recorded in earnings.


Summary of Derivatives at Dec.31, 2005(1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Accounting classification by       Fair value
                                             Notional amount by term to maturity            notional amount            (US$millions)
                                            -------------------------------------  ----------------------------------  -------------
                                                Within 1       2 to 5               Cash flow   Fair value       Non-
                                                    year        years      Total        hedge        hedge      Hedge
---------------------------------------------------------------------------------  ----------------------------------  -------------
US dollar Interest rate contracts
Receive-fixed swaps (millions)                       $ -        $ 975      $ 975        $ 425        $ 500     $   50     $ (21)
Pay-fixed swaps (millions)                             -          125        125            -            -        125       (13)
---------------------------------------------------------------------------------  ----------------------------------  -------------
Net notional position                                $ -        $ 850      $ 850        $ 425        $ 500     $ (75)     $ (34)
---------------------------------------------------------------------------------  ----------------------------------  -------------
Currency contracts
C$:US$ contracts (C$ millions)                    C$ 297     C$   491   C$   788      C$  788         C$ -    C$ -(2)     $   68
A$:US$ contracts (A$ millions)                    A$ 537     A$ 1,676   A$ 2,213      A$2,212         A$ -    A$    1         61
ARS: US$ contracts (ARS millions)                     36            -         36           36            -          -        (1)
------------------------------------------------------------------------------------------------------------------------------------
Commodity contracts
WTI contracts (thousands of barrels)                 476        1,417      1,893        1,502            -        391     $   40
MOPS contracts (thousands of barrels)                121            -        121          121            -          -        (1)
Propane contracts (millions of gallons)               17            -         17           17            -          -          4
------------------------------------------------------------------------------------------------------------------------------------

1  Excludes gold sales contracts (see note 5), gold lease rate swaps (see note
   5) and Celtic Resources share purchase warrants (see note 11).
2 $62 million of non-hedge currency contracts were economically closed out by entering into offsetting positions, albeit with differing counterparties.

US Dollar Interest Rate Contracts
Cash Flow Hedges - Cash Balances
Receive-fixed swaps have been designated against the first $425 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Each period the effective portion of changes in the fair value of the swaps, which relates to future interest receipts, is recorded in OCI. Also, as interest is received and recorded in earnings, an amount equal to the difference between the fixed-rate interest earned on the swaps and the variable-rate interest earned on cash is recorded in earnings as a component of interest income.

Fair Value Hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate -- i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under

BARRICK YEAR-END 2005          72      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
the swap is recorded in earnings as a component of interest costs.

Non-hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$788 million, A$2,213 million, and ARS$36 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$547 million and A$2,065 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$241 million and A$147 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.

If it is probable that a hedged item will no longer occur in the originally specified time frame or within a further two-month period, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out ("LIFO") approach, based on the order in which currency contracts were originally designated in a hedging relationship.


Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 2,014 thousand barrels of diesel fuel and 17 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.

If it is probable that a hedged item will no longer occur in the originally specified time frame, or within a further two-month period, the accumulated gains or losses in OCI for the associated commodity contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.

Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

BARRICK YEAR-END 2005          73      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Derivative Assets and Liabilities
--------------------------------------------------------------------------------
                                                       2005               2004
--------------------------------------------------------------------------------
At Jan.(1)                                           $  359             $  337
Derivatives settled                                   (183)              (120)
Change in fair value of:
   Non-hedge derivatives                                  4                  3
   Cash flow hedges
     Effective portion                                   23                147
     Ineffective portion                                  1                  -
   Share purchase warrants                                5                  -
   Fair value hedges                                    (5)                (8)
--------------------------------------------------------------------------------
At Dec.31                                            $ 204(1)           $ 359(1)
--------------------------------------------------------------------------------
Classification:
Other current assets                                 $  128             $  165
Other assets                                            177                257
Other current liabilities                              (42)               (11)
Other long-term obligations                            (59)               (52)
--------------------------------------------------------------------------------
                                                     $  204             $  359
--------------------------------------------------------------------------------

1 Derivative assets and liabilities are presented net by offsetting related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $9 million at December 31, 2005.

Non-hedge Derivative Gains (Losses) (l)
--------------------------------------------------------------------------------
For the years ended Dec.31                      2005         2004         2003
--------------------------------------------------------------------------------
Non-hedge derivatives
   Commodity contracts                          $  4        $ (9)         $  3
   Currency contracts                              3          (4)           17
   Interest rate contracts                         2           16           32
   Share purchase warrants                       (5)            -            -
--------------------------------------------------------------------------------
                                                   4            3           52
Hedge ineffectiveness
   Ongoing hedge inefficiency                      1            -            1
   Due to changes in timing of
     hedged items                                  1            2           18
--------------------------------------------------------------------------------
                                                $  6        $   5         $ 71
--------------------------------------------------------------------------------

1 Non-hedge derivative gains (losses) are classified as a component of other (income) expense.

Cash Flow Hedge Gains (Losses) in OCI

------------------------------------------------------------------------------------------------------------------------------------
                                     Commodity price
                                          hedges                    Currency hedges                 Interest rate hedges
                                   -------------------  ------------------------------------------ ----------------------
                                                         Operating  Administration        Capital       Cash   Long-term
                                   Gold/Silver    Fuel       costs           costs   expenditures   balances        debt      Total
------------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2002                          $   9     $ -       $  26           $   -          $   -      $  26      $ (12)     $   49
Effective portion of change
   in fair value of hedging
   instruments                               4     (1)         251              32             54          9         (1)        348
Transfers to earnings:
   On recording hedged
     items in earnings                     (13)      -        (58)             (7)              -       (18)           5       (91)
   Hedge ineffectiveness
     due to changes in
     timing of hedged items                  -       -           -               -           (18)(1)       -           -       (18)
------------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2003                              -     (1)         219              25             36         17         (8)       288
Effective portion of change
   in fair value of hedging
   instruments                               -       7         117              19             19          5        (20)        147
Transfers to earnings:
   On recording hedged
     items in earnings                       -     (4)        (96)            (11)            (5)       (19)           3      (132)
   Hedge ineffectiveness
     due to changes in
     timing of hedged items                  -       -           -               -            (2)(1)       -           -        (2)
------------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2004                              -       2         240              33             48          3        (25)      301(2)
Effective portion of change
   in fair value of hedging
   instruments                               -      46        (38)             13             (4)          1           5         23
Transfers to earnings:
   On recording hedged
     items in earnings                       -    (10)       (100)            (16)            (4)        (6)           2      (134)
   Hedge ineffectiveness
     due to changes in
     timing of hedged items                  -       -           -               -            (1)(1)       -           -        (1)
------------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2005                            $ -   $  38       $ 102           $  30          $  39     $  (2)      $ (18)    $ 189(2)
------------------------------------------------------------------------------------------------------------------------------------
                                          Gold Cost of     Cost of                                  Interest    Interest
Hedge gains/losses classified within     Sales   sales       sales  Administration   Amortization    expense        cost
------------------------------------------------------------------------------------------------------------------------------------
Portion of hedge gain
   (loss) expected to
   affect 2006 earnings(2)                 $ -   $  11       $  64           $  11          $   2     $  (3)      $  (1)      $  84
------------------------------------------------------------------------------------------------------------------------------------

1 On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.
2  Based on the fair value of hedge contracts at December 31, 20O5.

BARRICK YEAR-END 2005          74      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Fair Value of Financial Instruments
Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

Fair Value Information

-----------------------------------------------------------------------------------------------
At Dec.31                                        2005                           2004
-----------------------------------------------------------------------------------------------
                                        Carrying       Estimated       Carrying       Estimated
                                          amount      fair value         amount      fair value
-----------------------------------------------------------------------------------------------
Financial assets
Cash and equivalents(1)                  $ 1,037         $ 1,037        $ 1,398         $ 1,398
Accounts receivable(1)                        54              54             58              58
Available-for-sale securities(2)              62              62             61              61
Equity-method investments                    138             140             86              75
Derivative assets(4)                         305             305            422             422
-----------------------------------------------------------------------------------------------
                                         $ 1,596         $ 1,598        $ 2,025         $ 2,014
-----------------------------------------------------------------------------------------------
Financial liabilities
   Accounts payabl(1)e                   $   386         $   386        $   335         $   335
   Long-term debt(5)                       1,801           1,827          1,686           1,731
   Derivative liabilities(4)                 101             101             63              63
   Restricted share units(6)                  17              17              6               6
   Deferred share units(6)                     1               1              1               1
-----------------------------------------------------------------------------------------------
                                         $ 2,306         $ 2,332        $ 2,091         $ 2,136
-----------------------------------------------------------------------------------------------

1 Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.
2 Recorded at fair value. Quoted market prices are used to determine fair value.
3 Recorded at cost, adjusted for our share of income/loss and dividends of equity investees.
4 Recorded at fair value based on internal valuation models that reflect forward market commodity prices, currency exchange rates and interest rates, and a discount factor that is based on market US dollar interest rates. If a forward market does not exist, we obtain broker-dealer quotations. Valuations assume all counterparties have an AA credit rating.
5 Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is calculated by discounting the future cash flows under a debt obligation by a discount factor that is based on US dollar market interest rates adjusted for our credit quality.
6  Recorded at fair value based on our period end closing market stock price.

E Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:
>    entering into derivatives with high credit-quality counterparties;
>    limiting the amount of exposure to each counterparty; and
>    monitoring the financial condition of counterparties.

Credit Quality of Financial Assets
--------------------------------------------------------------------------------
At Dec.31, 2005                                  S&P Credit rating
--------------------------------------------------------------------------------
                                     AA- or      A- or
                                     higher     higher     B to BBB       Total
--------------------------------------------------------------------------------
Cash and equivalents                  $ 962       $ 54         $ 21      $1,037
Derivatives(1)                          161         82            -         243
Accounts receivable                       -          -           54          54
--------------------------------------------------------------------------------
                                     $1,123       $136         $ 75     $ 1,334
--------------------------------------------------------------------------------
Number of counterparties(2)              15         10            -
--------------------------------------------------------------------------------
Largest counterparty (%)                47%        49%            -
--------------------------------------------------------------------------------

Concentrations of Credit Risk
--------------------------------------------------------------------------------
                                     United                     Other
At Dec.31, 2005                      States     Canada  International     Total
--------------------------------------------------------------------------------
Cash and equivalents                  $ 879       $ 34          $ 124   $ 1,037
Derivatives(1)                          140         78             25       243
Accounts receivable                       6         15             33        54
--------------------------------------------------------------------------------
                                     $1,025      $ 127          $ 182   $ 1,334
--------------------------------------------------------------------------------

1 The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.
2  For cash and equivalents and derivatives combined.




F  Risks Relating to the Use of Derivatives
By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require

BARRICK YEAR-END 2005          75      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

17 ASSET RETIREMENT OBLIGATIONS
Asset Retirement Obligations (AROs)
---------------------------------------------------------
                                         2005     2004
---------------------------------------------------------
At Jan.1                               $ 367    $ 318
AROs incurred in the period               47       14
Impact of revisions to expected cash
flows
 Adjustments to carrying amount of        29       32
 assets
 Charged to earnings                      15       22
Settlements
 Cash payments                           (30)     (33)
 Settlement gains                         (3)      (4)
Accretion
 Operating mines                          11       11
Closed mines                              10        7
-------------------------------------------------------
At Dec.31                                446      367
Current part                             (37)     (33)
-------------------------------------------------------
                                       $ 409    $ 334
-------------------------------------------------------


AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. We prepare estimates of the timing and amount of expected cash flows when an ARO is incurred. We update expected cash flows to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the additional cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. We record the fair value of an ARO when it is incurred. At producing mines AROs incurred and changes in the fair value of AROs are recorded as an adjustment to the corresponding asset carrying amounts. At closed mines, any adjustment to the fair value of an ARO is charged directly to earnings. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the AROs. For producing mines accretion is recorded in the cost of goods sold each period. For development projects and closed mines, accretion is recorded as part of environmental remediation costs in other (income) expense. Upon settlement of an ARO, we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified as environmental remediation costs in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 7).

18 > OTHER LONG-TERM OBLIGATIONS
---------------------------------------------------------
At Dec.31                                2005     2004
---------------------------------------------------------
Pension benefits (note 23)              $  54     $ 49
Other post-retirement benefits (note 23)   28       26
Derivative liabilities (note 16C)          59       52
Restricted share units (note 22B)          16        6
Other                                      51       32
---------------------------------------------------------
                                        $ 208     $165
---------------------------------------------------------

19 > DEFERRED INCOME TAXES
Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

BARRICK YEAR-END 2005          76      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

  Sources of Deferred Income Tax Assets and Liabilities
----------------------------------------------------------
At Dec.31                               2005     2004(1)
----------------------------------------------------------
Deferred tax assets
 Tax loss carry forwards               $ 252   $   290
 Capital tax loss carry forwards          42        48
 Alternative minimum tax ("AMT")         135       121
 credits
 Asset retirement obligations            175       106
 Property, plant and equipment           297       206
 Inventory                                57        14
 Post-retirement benefit obligations       5        18
 Other                                    11         6
----------------------------------------------------------
 Gross deferred tax assets               974       809
 Valuation allowances                   (656)     (629)
----------------------------------------------------------
Net deferred tax assets                  318       180
Deferred tax liabilities
 Property, plant and equipment          (230)     (127)
 Derivatives                             (61)      (95)
----------------------------------------------------------
                                      $   27   $   (42)
----------------------------------------------------------
Classification:
 Non-current assets (note 14)         $  141   $    97
 Non-current liabilities                (114)     (139)
----------------------------------------------------------
                                      $   27   $   (42)
----------------------------------------------------------

1 2004 deferred tax asset balances for tax loss carry forwards, for property, plant and equipment and other have been restated with a corresponding restatement of valuation allowances.


Expiry Dates of Tax Losses and AMT Credits
-----------------------------------------------------------
                                                No
                                            expiry
              '06    '07   '08   '09   '10+   date    Total
-----------------------------------------------------------
Tax losses(1)
 Chile       $ -    $ -    $ -   $ -  $   -  $ 700   $ 700
 Tanzania      -      -      -     -      -    142     142
 U.S.          -      -      -     1    185      -     186
 Other        19      4      2     8     15     26      74
----------------------------------------------------------
            $ 19    $ 4    $ 2   $ 9  $ 200  $ 868  $1,102
----------------------------------------------------------
AMT            -      -      -     -      -  $ 135  $  135
credits(2)
----------------------------------------------------------

1 Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2005.
2 Represents the amounts deductible against future taxes payable in years when taxes payable exceed "minimum tax" as defined by United States tax legislation.

Valuation Allowances
We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:
>>  historic and expected future levels of future taxable income;
>> opportunities to implement tax plans that affect whether tax assets can be realized; and
>> the nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A valuation allowance of $209 million has been set up against certain deferred tax assets in the United States. A majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. Increasing levels of future taxable income due to higher gold selling prices and other factors and circumstances may result in an adjustment to this valuation allowance.

Source of Changes in Deferred Tax Balances

--------------------------------------------------------
For the years ended Dec.31       2005    2004     2003
--------------------------------------------------------
Temporary differences
Property, plant and equipment   $ 30    $ (86)   $  26
Asset retirement obligations     (69)     (21)      (2)
Tax loss carry forwards           38       93      (10)
Derivatives                      (34)      (4)      82
Other                              8       (5)       4
--------------------------------------------------------
                               $ (27)   $ (23)   $ 100
Adjustment to deferred tax
 balances due to change in
 tax status(1)                    (5)     (81)       -
Release of beginning-of-year
 valuation allowances            (32)      (5)     (62)
Outcome of tax uncertainties       -     (120)       -
--------------------------------------------------------
                               $ (64)   $(229)   $  38
--------------------------------------------------------
Intraperiod allocation to:
 Income before income taxes    $ (30)   $(225)   $ (49)
 Cumulative accounting changes     -        -        5
 OCI                             (34)      (4)      82
Balance sheet reclassifications   (5)      13       23
--------------------------------------------------------
                               $ (69)   $(216)   $  61
--------------------------------------------------------

1  Relates to changes in tax status in Australia (note 8).

20 > CAPITAL STOCK
A  Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 538,081,875 common shares); 9,764,929 First preferred shares; Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).


BARRICK YEAR-END 2005          77      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

We repurchased 4.47 million common shares in 2004 (2003: 8.75 million common shares) for $95 million, at an average cost of $21.20 per share (2003: $17.56 per share). This resulted in a reduction of common share capital by $35 million (2003: $67 million) and a $60 million (2003: $87 million) charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

In 2005, we declared and paid dividends in US dollars totaling $0.22 per share ($118 million) (2004: $0.22 per share, $118 million; 2003: $0.22 per share, $118 million).

B  Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI"), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2005, 1.4 million (2004 - 1.4 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2004 - 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized Financial Information for BGI
---------------------------------------------------------
For the years ended Dec.31       2005     2004     2003
---------------------------------------------------------

Total revenues and other income  $ 181    $ 216   $ 226
Less: costs and expenses           186      287     238
---------------------------------------------------------
Income (loss) before taxes       $  (5)   $ (71)  $ (12)
---------------------------------------------------------
Net income (loss)                $  21    $ (41)  $ (31)
---------------------------------------------------------

---------------------------------------------------------
At Dec.31                                 2005     2004
---------------------------------------------------------
Assets
 Current assets                           $ 119   $  67
 Non-current assets                          88     119
---------------------------------------------------------
                                          $ 207   $ 186
---------------------------------------------------------
Liabilities and shareholders' equity
 Current liabilities                        25       24
 Intercompany notes payable                390      395
 Other long-term liabilities                55       56
 Shareholders' equity                     (263)    (289)
---------------------------------------------------------
                                         $ 207    $ 186
---------------------------------------------------------

21 > OTHER COMPREHENSIVE INCOME (LOSS) ("OCI")
---------------------------------------------------------
                                    2005    2004   2003
---------------------------------------------------------
Accumulated OCI at Jan.1
 Cash flow hedge gains,
  net of tax of $95, $99, $17      $ 206   $ 189  $   32
 Investments, net of tax of
  $nil, $nil, $nil                    21      25      (6)
 Currency translation adjustments,
  net of tax of $nil, $nil, $nil,   (146)   (147)   (144)
 Additional minimum pension
  liability, net of tax of
  $nil, $nil, $nil                   (12)     (7)     (7)
---------------------------------------------------------
                                   $  69   $  60  $ (125)
---------------------------------------------------------
OCI for the year:
 Changes in fair value of cash
  flow hedges                         23     147     348
 Changes in fair value of
  investments                         (8)     (3)     24
 Currency translation adjustments      3       1      (3)
 Adjustments to minimum pension
  liability                          (16)     (5)      -
Less: reclassification adjustments
  for gains/losses recorded in earnings:
  Transfers of cash flow hedge gains
   to earnings:
  On recording hedged items in
   earnings                         (134)   (132)    (91)
   Hedge ineffectiveness due to
    changes in timing
     of hedged items                  (1)     (2)    (18)
  Investments:
   (Gains) losses realized on sale    16      (6)     11
   Other than temporary impairment
     charges                         (17)      5      (4)
---------------------------------------------------------
OCI, before tax                     (134)      5     267
Income tax recovery (expense)
related to OCI                        34       4     (82)
---------------------------------------------------------
OCI, net of tax                    $(100)  $   9  $  185
---------------------------------------------------------
Accumulated OCI at Dec.31
 Cash flow hedge gains, net of tax
   of $61, $95, $99                  128     206     189
 Investments, net of tax of $nil,
   $nil, $nil                         12      21      25
 Currency translation adjustments,
   net of tax of $nil, $nil, $nil   (143)   (146)   (147)
 Additional minimum pension
 liability, net of tax of
  $nil, $nil, nil                    (28)    (12)     (7)
---------------------------------------------------------
                                   $ (31)  $  69  $   60
-----------------------------------------------------------


BARRICK YEAR-END 2005          78      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

22 > STOCK-BASED COMPENSATION

In 2005, following a review of various types of stock-based compensation arrangements, we introduced a new stock-based compensation plan for employees. Under the new plan, selected employees are granted restricted share units (RSUs) each year that vest on the third anniversary of the date of grant. Certain employees have the ability to elect for 50% of each annual RSU grant to be exchanged for stock options using a predetermined exchange ratio. We expect that the volume of options granted each year will decline compared to historical volumes, with a greater number of RSUs issued instead.

A  Stock Options
Employee Stock Option Activity (Number of Shares in Millions)

                                                        2005                      2004                  2003
----------------------------------------------------------------------------------------------------------------------
                                                              Average                 Average                Average
                                                    Shares      price       Shares      price       Shares     price
----------------------------------------------------------------------------------------------------------------------
  C$ options
  At Jan.1                                          19.4        $ 28         21.5       $ 27         18.9      $ 27
   Granted                                             -        $  -          0.8       $ 28          4.8      $ 29
   Exercised(1)                                     (3.8)       $ 25         (1.7)      $ 25         (1.0)     $ 24
   Forfeited                                        (0.8)       $ 27         (0.7)      $ 26         (0.6)     $ 24
   Cancelled/expired                                (0.1)       $ 40         (0.5)      $ 31         (0.6)     $ 32
----------------------------------------------------------------------------------------------------------------------
  At Dec.31                                         14.7        $ 28         19.4       $ 28         21.5      $ 27
----------------------------------------------------------------------------------------------------------------------
  US$ options
  At Jan.1                                           5.9        $ 22          2.2       $ 19          3.0      $ 17
   Granted                                           2.1        $ 25          4.9       $ 24            -         -
   Exercised(1)                                     (0.3)       $ 15         (1.0)      $ 15         (0.7)     $ 13
   Forfeited                                        (0.4)       $ 28            -          -            -         -
   Cancelled/expired                                (0.4)       $ 26         (0.2)      $ 32         (0.1)     $ 22
----------------------------------------------------------------------------------------------------------------------
  At Dec.31                                          6.9        $ 24          5.9       $ 22          2.2      $ 19
----------------------------------------------------------------------------------------------------------------------

1 The exercise price of the options is the closing share price on the day before the grant date. They vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over 7 years. At December 31, 2005, 12 million (2004 - 13 million; 2003 - 1 million) common shares, in addition to those currently outstanding, were available for granting options.


Stock Options Outstanding (Number of Shares in Millions)
-----------------------------------------------------------
                    Outstanding            Exercisable
-----------------------------------------------------------
 Range of                        Average
 exercise              Average      life            Average
 prices       Shares     price    (years)   Shares   price
-----------------------------------------------------------
 C$ options
 $ 22 - $27      6.2    $ 24        6         4.9   $ 25
 $ 28 - $31      6.5    $ 29        6         4.2   $ 29
 $ 32 - $43      2.0    $ 39        1         2.0   $ 39
----------------------------------------------------------
                14.7    $ 28        5        11.1   $ 29
----------------------------------------------------------
 US$ options
 $ 9 - $18       0.2    $ 13        4         0.2   $ 13
 $ 22 - $27      6.5    $ 24        6         1.1   $ 24
 $ 28 - $37      0.2    $ 29        5         0.1   $ 31
----------------------------------------------------------
                 6.9    $ 24        6         1.4   $ 23
----------------------------------------------------------

We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of the stock at the grant date, resulting in no compensation cost.


BARRICK YEAR-END 2005          79     NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

  Option Information
-----------------------------------------------------------------------------------------------------------------------
  For the years ended Dec.31
  (per share and per option amounts in dollars)
                                                                 2005                           2004            2003
-----------------------------------------------------------------------------------------------------------------------
  Valuation assumptions                             Black-Scholes        Lattice(2)      Black-Scholes     Black-Scholes
   Expected term (years)                                     5                 5                 5                  6
   Expected volatility(1)(2)                         23% - 30%         31% - 38%               30%                40%
   Weighted average expected volatility(2)                 n/a             33.3%               30%                40%
   Expected dividend yield(1)                        0.8% - 1%              0.9%              1.0%               1.0%
   Risk-free interest rate(1)(2)                   3.8% - 4.0%        4.3%- 4.5%              3.8%               4.5%

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Options granted (in millions)                            1.1               1.0               5.7                4.8
  Weighted average fair value per option                $ 7.30            $ 8.13           $  6.87             $ 8.50
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
  Pro forma effects
  Net income, as reported                                                 $  401           $  248              $  200
  Stock-option expense                                                      (26)             (29)                (24)
-----------------------------------------------------------------------------------------------------------------------
  Pro forma net income                                                    $  375           $  219              $  176
-----------------------------------------------------------------------------------------------------------------------
  Net income per share:
  As reported - Basic                                                     $ 0.75           $ 0.47              $  0.37
  As reported - Diluted                                                   $ 0.75           $ 0.46              $  0.37
  Pro forma(3)                                                            $ 0.70           $ 0.41              $  0.33
-----------------------------------------------------------------------------------------------------------------------

1 Different assumptions were used for the multiple stock option grants valued under the Black-Scholes method.
2 Stock option grants issued after September 30, 2005 were valued using the Lattice valuation model. The volatility and risk-free interest rate assumption varied over the expected term of that stock option grant.
3  Basic and diluted.


We changed the method used to value stock option grants from the Black-Scholes method to the Lattice valuation model for stock options granted after September 30, 2005. We believe the Lattice valuation model provides a more representative fair value because it incorporates more attributes of stock options such as employee turnover and voluntary exercise patterns of option holders. For options granted before September 30, 2005, fair value was determined using the Black-Scholes method. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

We use the straight-line method for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Under the Black-Scholes model the expected term assumption takes into consideration assumed rates of employee turnover and represents the estimated average length of time stock options remain outstanding before they are either exercised or forfeited. Under the Lattice valuation model, the expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2005, there was $56 million of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted-average period of 2 years.

B  Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Under our RSU Plan, selected employees are granted RSUs, where each RSU has a value equal to one Barrick common share. RSUs vest and will be settled in cash on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2005 was $2 million (2004: $4 million; 2003 - $4

BARRICK YEAR-END 2005          80      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
million). At December 31, 2005, the weighted-average remaining contractual life of RSUs was 2.5 years.

Under our DSU plan, Directors receive 50% of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

--------------------------------------------------------------------------------
                       DSUs    Fair value        RSUs      Fair value
                  (thousands)  (millions)    (thousands)    (millions)
--------------------------------------------------------------------------------
  At Dec.31, 2002         -       $   -             489       $  7.3
   Granted                8         0.2             130          2.9
   Forfeited              -           -            (171)        (2.9)
   Credits for dividends  -           -               4          0.1
   Change in value                    -                          3.0
--------------------------------------------------------------------------------
  At Dec.31, 2003         8       $ 0.2             452       $ 10.4
   Settled                -           -            (293)        (7.3)
   Forfeited              -           -             (58)        (1.3)
   Granted               23         0.5             131          3.1
   Credits for dividends  -           -               3          0.1
   Change in value                    -                          0.6
--------------------------------------------------------------------------------
  At Dec.31, 2004        31      $ 0.7              235       $ 5.6
   Settled               (3)      (0.1)               -           -
   Forfeited              -          -              (38)       (0.9)
   Granted(1)            19        0.5              415        11.1
   Converted to stock
     options              -          -               (3)       (0.1)
   Credits for dividends  -          -                2         0.1
   Change in value                 0.3                          0.6
--------------------------------------------------------------------------------
  At Dec.31, 2005        47      $ 1.4              611      $ 16.4
--------------------------------------------------------------------------------

1 In January 2006, under our RSU plan, 18,112 restricted share units were converted to 72,448 stock options, and 9,395 units were forfeited.

23 > POST-RETIREMENT BENEFITS
A Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer's annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $20 million in 2005, $19 million in 2004 and $16 million in 2003.

B  Defined Benefit Pension Plans
We have one qualified defined benefit pension plan that covers certain of our United States employees and provides benefits based on employees' years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On December 31, 2004, the qualified defined benefit plan was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million.

As well as the qualified plan, we have non-qualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust ("rabbi trust") was set up to fund these plans. The fair value of assets held in this trust was $22 million in 2005 (2004: $31 million), and is recorded in our consolidated balance sheet under available-for-sale securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

  Pension Expense
---------------------------------------------------------
  For the years ended Dec.31        2005     2004    2003
---------------------------------------------------------
  Return on plan assets           $ (11)   $ (11)  $ (11)
  Interest cost                      12       12      14
  Actuarial gains                     -        1       -
  Loss on curtailment                 -       (2)      -
  Gain on settlement                  -        -       1
---------------------------------------------------------
                                  $   1    $   -   $   4
---------------------------------------------------------


C  Pension Plan Information
  Fair Value of Plan Assets
---------------------------------------------------------
  For the years ended Dec.31       2005   2004      2003
---------------------------------------------------------
  Balance at Jan.1                 $170   $ 166    $ 170
  Actual return on plan assets       10      14       19
  Company contributions              10       6        8
  Benefits paid                     (24)    (16)     (31)
---------------------------------------------------------
  Balance at Dec.31                $166   $ 170    $ 166
---------------------------------------------------------

---------------------------------------------------------
  At Dec.31                       2005              2004
---------------------------------------------------------
                        Target    Actual  Actual   Actual
---------------------------------------------------------
  Composition of plan assets:
   Equity securities      50%      49%    $ 81     $ 78
   Debt securities        50%      51%      85       92
---------------------------------------------------------
                         100%     100%    $166     $170
---------------------------------------------------------


BARRICK YEAR-END 2005          81      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

  Projected Benefit Obligation (PBO)
---------------------------------------------------------
  For the years ended Dec.31               2005    2004
---------------------------------------------------------
  Balance at Jan.1                         $218    $221
   Interest cost                             13      12
   Actuarial losses                          17       3
   Benefits paid                            (24)    (16)
   Curtailments/settlements                   -      (2)
---------------------------------------------------------
  Balance at Dec.31                        $224    $218
---------------------------------------------------------
  Funded status(1)                         $(58)   $(48)
  Unrecognized actuarial losses              29      11
---------------------------------------------------------
  Net benefit liability recorded           $(29)   $(37)
---------------------------------------------------------
  ABO(2)(3)                                $222    $217
---------------------------------------------------------

1 Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $22 million at December 31, 2005). In the year ending December 31, 2006, we do not expect to make any further contributions.
2 For 2005 we used a measurement date of December 31, 2005 to calculate accumulated benefit obligations.
3 Represents the ABO for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $222 million (2004: $49 million).


 Expected Future Benefit Payments
---------------------------------------------------------
 For the years ending Dec.31
---------------------------------------------------------
  2006                                              $16
  2007                                               16
  2008                                               16
  2009                                               16
  2010                                               17
  2011-2015                                         $90
---------------------------------------------------------


 Total Recorded Benefit Liability
---------------------------------------------------------
 At Dec.31                               2005      2004
---------------------------------------------------------
 Current                                 $  3     $   -
  Non-current                               26       37
---------------------------------------------------------
  Benefit plan liability                 $  29    $  37
  Additional minimum liability(1)
    (note 20)                               28       12
---------------------------------------------------------
                                         $  57    $  49
---------------------------------------------------------

1 A minimum pension liability is recognized if the Accumulated Benefit Obligation (ABO), exceeds the fair value of the pension plan assets. The liability that is recorded is calculated by subtracting the fair value of plan assets from the ABO, adjusting this amount by the accrued/prepaid pension cost that has already been recorded on the balance sheet.

D  Actuarial Assumptions
------------------------------------------------------------------------
For the years ended Dec.31          2005         2004        2003
------------------------------------------------------------------------
Discount rate(1)
    Benefit obligation             5.50%         5.50%        6.25%
    Pension cost                   5.50%         6.25%        6.50%
Return on plan assets(1)           7.00%         7.00%        7.00%
Wage increases                     5.00%         5.00%        5.00%
------------------------------------------------------------------------

1 Effect of a one-percent change: Discount rate: $26 million change in ABO and $1 million change in pension cost; Return on plan assets: $2 million change in pension cost.

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody's Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest 25 basis points. The procedure was applied separately for pension and post-retirement welfare plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and the interest rates are evaluated before long-term capital market assumptions are finalized.



BARRICK YEAR-END 2005         82       NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

E  Other Post-retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation.

Other Post-retirement Benefits Expense

----------------------------------------------------------
  For the years ended Dec.31       2005     2004    2003
----------------------------------------------------------
  Interest cost                    $  2     $  2    $  1
  Other                               5        -       -
  Curtailments/settlements            -        -      (1)
----------------------------------------------------------
                                   $  7     $  2    $  -
----------------------------------------------------------

  Fair Value of Plan Assets
----------------------------------------------------------
  For the years ended Dec.31      2005     2004     2003
----------------------------------------------------------
  Balance at Jan. 1                $  -     $  -    $  -
  Contributions                       4        2       2
  Benefits paid                      (4)      (2)     (2)
----------------------------------------------------------
  Balance at Dec. 31               $  -     $  -    $  -
----------------------------------------------------------

  Accumulated Post-retirement Benefit Obligation (APBO)
----------------------------------------------------------
  For the years ended Dec.31      2005     2004     2003
----------------------------------------------------------
  Balance at Jan. 1                $ 29     $ 24    $ 28
  Interest cost                       2        2       1
  Actuarial losses                   11        5      (3)
  Benefits paid                      (3)      (2)     (2)
----------------------------------------------------------
  Balance at Dec. 31              $  39     $ 29    $ 24
----------------------------------------------------------
  Funded status                     (38)     (29)    (24)
  Unrecognized net transition
  obligation                          1        -       -
  Unrecognized actuarial losses       6        1      (4)
----------------------------------------------------------
  Net benefit liability recorded  $ (31)    $(28)   $(28)
----------------------------------------------------------

We have assumed a health care cost trend of 10% in 2006, decreasing ratability to 5% in 2011 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2005 would have increased the post-retirement obligation by $4 million or decreased the post-retirement benefit obligation by $4 million and would have had no significant effect on the benefit expense for 2005.

  Expected Future Benefit Payments
---------------------------------------------------------
  For the years ending Dec.31
---------------------------------------------------------
  2006                                              $ 3
  2007                                                3
  2008                                                3
  2009                                                3
  2010                                                3
  2011-2015                                         $13
---------------------------------------------------------

24 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The Court granted the

BARRICK YEAR-END 2005          83      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick's motion to dismiss. We intend to defend the action vigorously.

Wilcox complaint
On September 8, 2004, two of our US subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the US District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs' claims based on strict and absolute liability and ruled that plaintiffs' state law claims are pre-empted by the Price-Anderson Act. An Initial Scheduling Order has been issued by the Court. We intend to defend the action vigorously.


25 > JOINT VENTURES
Our major interests in joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; a 50% interest in the Hemlo Mine in Canada; and a 33% interest in the Marigold Mine in the United States.

SUMMARY FINANCIAL INFORMATION (100%)
Income Statement and Cash Flow Information

------------------------------------------------------------
 For the years ended Dec.31     2005     2004      2003
------------------------------------------------------------
   Revenues                    $1,009    $  946    $  827
   Costs and expenses            (796)     (702)     (671)
------------------------------------------------------------
  Net income                   $  213    $  244    $  156
------------------------------------------------------------
   Operating activities(1)     $  318    $  316    $  151
   Investing activities(1)     $  (75)   $  (81)   $  (85)
   Financing activities(1)(2)  $ (237)   $ (236)   $  (55)
------------------------------------------------------------
1  Net cash inflow (outflow).
2  Includes cash flows between the joint ventures and joint venture partners.

Balance Sheet Information
---------------------------------------------------------
At December 31                         2005      2004
---------------------------------------------------------
Assets
  Inventories                         $  176     $  110
  Property, plant and equipment          504        579
  Other assets                            87         93
---------------------------------------------------------
                                      $  767     $  782
---------------------------------------------------------
Liabilities
  Current liabilities                 $  123     $   93
   Long-term obligations                 105        114
---------------------------------------------------------
                                      $  228     $  207
---------------------------------------------------------


BARRICK YEAR-END 2005          84      NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Mine Statistics

                                                                   UNITED STATES
                                ----------------------------------------------------------------------------------------------------
                                     Open Pit       Underground     Goldstrike Total     Round Mountain         Marigold

Three months ended December 31,     2005     2004     2005   2004      2005     2004       2005     2004      2005    2004
------------------------------------------------------------------------------------------------------------------------------------
Tons mined (thousands)            31,199   29,946      382    373    31,581   30,319      3,582    4,736     3,651   3,856
Tons processed (thousands)         2,513    2,670      382    345     2,895    3,015      8,645    8,905       914     770
Average grade (ounces per ton)     0.226    0.161    0.369  0.427     0.245    0.192      0.014    0.015     0.033   0.030
Recovery rate (percent)            87.2%    86.6%    89.5%  90.8%     87.7%    87.7%        n/a      n/a       n/a     n/a
------------------------------------------------------------------------------------------------------------------------------------
Production (thousands of ounces)     495      373      127    134       622      507         78       84        19      15
Production costs per ounce
   Cash operating costs          $   194  $   214   $  313 $  212   $   218  $   213    $   245   $  211    $  200  $  168
   Royalties and production
     taxes                            22       14       32     21        23       17         42       52        12      25
   Accretion expense                   1        2        -      -         1        1          4        4         1       1
------------------------------------------------------------------------------------------------------------------------------------
   Total cash costs(1)               217      230      345    233       242      231        291      267       213     194
   Amortization                       56       62      120     97        68       72         47       18        90      68
------------------------------------------------------------------------------------------------------------------------------------
Total production costs           $   273  $   292   $  465 $  330   $   310  $   303    $   338   $  285    $  303  $  262
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures
  (US$ millions)                 $    40  $    23   $    5 $   10   $    45  $   33     $     -   $    1    $    2  $   12
------------------------------------------------------------------------------------------------------------------------------------


Year ended December 31,             2005     2004     2005   2004      2005     2004       2005     2004      2005    2004
------------------------------------------------------------------------------------------------------------------------------------
Tons mined (thousands)           129,833  134,212    1,463  1,573   131,296  135,785     15,985   19,743    15,610  14,956
Tons processed (thousands)        10,097   10,779    1,488  1,566    11,585   12,345     34,004   36,963     3,016   3,286
Average grade (ounces per ton)     0.175    0.151    0.381  0.400     0.202    0.183      0.014    0.015     0.027   0.025
Recovery rate (percent)            85.6%    85.1%    89.9%  89.7%     86.7%    86.2%        n/a      n/a       n/a     n/a
------------------------------------------------------------------------------------------------------------------------------------
Production (thousands of ounces)   1,514    1,381      510    562     2,024    1,943        368      381        69      47
Production costs per ounce
  Cash operating costs           $   215  $   231  $   289 $  234   $  234   $   231    $   205   $  187    $  191  $   171
  Royalties and production taxes      18       16       25     21       20        18         37       34        27       25
  Accretion expense                    2        2        -      -        1         1          4        4         1        2
------------------------------------------------------------------------------------------------------------------------------------
  Total cash costs(1)                235      249      314    255      255       250        246      225       219      198
  Amortization                        60       61      120    120       75        79         45       46        93       76
------------------------------------------------------------------------------------------------------------------------------------
Total production costs           $   295  $   310  $   434 $  375   $  330   $   329    $   291   $  271    $  312  $   274
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures (USS
millions)                        $   135  $    42  $   27  $   30   $  162   $    72    $     1   $    5    $   12  $    12
------------------------------------------------------------------------------------------------------------------------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.


BARRICK YEAR-END 2005                   85                       MINE STATISTICS

Mine Statistics

                                                                      AUSTRALIA
                                   ------------------------------------------------------------------------------------
                                          Plutonic              Darlot               Lawlers            Kalgoorlie
Three months ended December 31,        2005     2004        2005     2004         2005     2004        2005     2004
------------------------------------------------------  --------------------  -------------------  --------------------
Tons mined (thousands)                  348    3,567         238      217        1,762      250      11,903   11,431
Tons processed (thousands)              409      644         231      215          235      217       1,769    1,870
Average grade (ounces per ton)        0.151    0.127       0.174    0.137        0.170    0.138       0.057    0.069
Recovery rate (percent)               91.2%    90.4%       96.1%    95.0%        96.1%    95.8%       81.5%    85.5%
------------------------------------------------------  --------------------  -------------------  --------------------
Production (thousands of ounces)         57       74          39       28           38       29          81      110

Production costs per ounce
  Cash operating costs               $  282   $  243      $  226   $  247      $   219   $  240     $   323  $   232
  Royalties and production taxes         11        8          11        8           11        9           6        8
  Accretion expense                       -        -           -        -            1        -           2        1
------------------------------------------------------  --------------------  -------------------  --------------------
  Total cash costs(1)                   293      251         237      255          231      249         331      241
  Amortization                           49       42          61       63           56       68          51       41
------------------------------------------------------  --------------------  -------------------  --------------------
Total production costs               $  342   $  293      $  298   $  318      $   287   $  317     $   382  $   282
------------------------------------------------------  --------------------  -------------------  --------------------
Capital expenditures (US$ millions)  $    7   $    4      $    1   $    1      $     4   $    3     $     3  $     3
------------------------------------------------------  --------------------  -------------------  --------------------


Year ended December 31,                2005     2004        2005     2004         2005     2004        2005     2004
------------------------------------------------------  --------------------  -------------------  --------------------
Tons mined (thousands)                3,644   13,722         808      896        2,327    3,365      43,532   45,459
Tons processed (thousands)            2,004    2,662         859      861          888      866       7,314    7,142
Average grade (ounces per ton)        0.140    0.127       0.164    0.170        0.154    0.133       0.067    0.072
Recovery rate (percent)               90.2%    90.0%       96.0%    95.8%        96.4%    96.1%       85.4%    86.6%
------------------------------------------------------  --------------------  -------------------  --------------------
Production (thousands of ounces)        251      305         135      140          131      110         417      444

Production costs per ounce
  Cash operating costs               $ 252    $  214      $  250   $  203      $   261   $  238     $   237  $   223
  Royalties and production taxes        11         9           9        7            9        7           9        8
  Accretion expense                      -         -           -        -            1        1           2        3
------------------------------------------------------  --------------------  -------------------  --------------------
  Total cash costs(1)                  263       223         259      210          271      246         248      234
  Amortization                          39        34          66       53           53       53          49       44
------------------------------------------------------  --------------------  -------------------  --------------------
Total production costs               $ 302    $  257      $  325   $  263      $   324   $  299     $   297  $   278
------------------------------------------------------  --------------------  -------------------  --------------------
Capital expenditures (US$ millions)  $  20    $   15      $    9   $    7      $     9   $    5     $    12  $    10
------------------------------------------------------  --------------------  -------------------  --------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.


BARRICK YEAR-END 2005                   86                       MINE STATISTICS

Mine Statistics

                                                                CANADA                                    ARGENTINA
                                        -----------------------------------------------------------  -------------------
                                                Hemlo             Eskay Creek      Holt-McDermott          Veladero
Three months ended December 31,            2005      2004        2005     2004     2005      2004       2005      2004
-----------------------------------------------------------  ------------------  ------------------  -------------------
Tons mined (thousands)                    1,003     1,182          41       68        -         -     19,434         -
Tons processed (thousands)                  484       507          37       70        -         -      1,556         -
Average grade (ounces per ton)            0.105     0.140       0.812    1.138        -         -      0.025         -
Recovery rate (percent)                   92.8%     93.5%       83.2%    93.3%        -         -        n/a         -
-----------------------------------------------------------  ------------------  ------------------  -------------------
Production (thousands of ounces)             51        66          25       73        -         -         51         -

Production costs per ounce
  Cash operating costs                   $  304    $  222      $   (2)  $    1     $  -      $  -        n/a     $  -
  Royalties and production taxes             12         9          10        5        -         -        n/a        -
  Accretion expense                           1         1           7        1        -         -        n/a        -
-----------------------------------------------------------  ------------------  ------------------  -------------------
  Total cash costs(1)                       317       232          15        7                           n/a
  Amortization                               58        56         238      191                           n/a
-----------------------------------------------------------  ------------------  ------------------  -------------------
Total production costs                  $   375    $  288      $  253   $  198     $  -      $  -        n/a    $   -
-----------------------------------------------------------  ------------------  ------------------  -------------------
Capital expenditures (US$ millions)     $     2    $    3      $    1   $    2     $  -      $  -    $    55    $  77
-----------------------------------------------------------  ------------------  ------------------  -------------------


Year ended December 31,                    2005      2004        2005     2004     2005      2004       2005      2004
-----------------------------------------------------------  ------------------  ------------------  -------------------
Tons mined (thousands)                    4,409     4,715         200      269        -       380     63,514         -
Tons processed (thousands)                1,931     2,019         199      263        -       394      4,513         -
Average grade (ounces per ton)            0.119     0.130       0.964    1.178        -     0.149      0.021         -
Recovery rate (percent)                   93.6%     94.0%       89.7%    93.1%        -     93.1%      57.1%         -
-----------------------------------------------------------  ------------------  ------------------  -------------------
Production (thousands of ounces)            230       247         172      290        -        55         56         -
Production costs per ounce
  Cash operating costs                  $   277   $   231      $   38   $   26     $  -     $ 197        n/a      $  -
  Royalties and production taxes             10         9           7        5        -         -        n/a         -
  Accretion expense                           1         1           4        1        -         -        n/a         -
-----------------------------------------------------------  ------------------  ------------------  -------------------
  Total cash costs(1)                       288       241          49       32        -       197        n/a         -
  Amortization                               58        50         153      176        -       114        n/a         -
-----------------------------------------------------------  ------------------  ------------------  -------------------
Total production costs                  $   346   $   291      $  202   $  208     $  -     $ 311        n/a      $  -
-----------------------------------------------------------  ------------------  ------------------  -------------------
Capital expenditures (US$ millions)     $     6   $     8      $    2   $    7     $  -     $   -     $  266      $284
-----------------------------------------------------------  ------------------  ------------------  -------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.

BARRICK YEAR-END 2005                   87                       MINE STATISTICS

Mine Statistics

                                                         PERU                                 TANZANIA
                                        ---------------------------------------  ----------------------------------------
                                             Pierina           Lagunas Norte          Bulyanhulu            Tulawaka
Three months ended December 31,            2005    2004        2005     2004        2005     2004       2005     2004
----------------------------------------------------------  -------------------  ------------------  --------------------
Tons mined (thousands)                   12,081   9,657       7,157        -         246      258      1,015        -
Tons processed (thousands)                3,638   4,248       8,367        -         262      274         97        -
Average grade (ounces per ton)            0.058   0.025       0.071        -       0.313    0.366      0.356        -
Recovery rate (percent)                     n/a       -         n/a        -       87.8%    88.3%      96.3%        -
----------------------------------------------------------  -------------------  ------------------  --------------------
Production (thousands of ounces)            174      94         298        -          72       89         33        -

Production costs per ounce
   Cash operating costs                $    161  $  146     $    88    $   -     $   380  $   307    $   201    $   -
   Royalties and production taxes             -       -          13        -          19       15         16        -
   Accretion expense                          4       9           1        -           2        1          -        -
----------------------------------------------------------  -------------------  ------------------  --------------------
  Total cash costs(1)                       165     155         102        -         401      323        217        -
   Amortization                             115     165          60                  119       70        149        -
----------------------------------------------------------  -------------------  ------------------  --------------------
Total production costs                 $    280  $  320     $   162    $   -     $   520  $   393    $   366    $   -
----------------------------------------------------------  -------------------  ------------------  --------------------
Capital expenditures (US$ millions)    $     10  $    6     $    13    $  67     $    11  $    20    $     -    $  21
----------------------------------------------------------  -------------------  ------------------  --------------------



Year ended December 31,                    2005    2004        2005     2004       2005     2004       2005    2004
----------------------------------------------------------  -------------------  ------------------  --------------------
Tons mined (thousands)                   46,884   40,225     23,653        -      1,011    1,118       6,758      -
Tons processed (thousands)               15,965   16,746     14,269        -      1,045    1,123         322      -
Average grade (ounces per ton)            0.045    0.034      0.059        -      0.336    0.352       0.271      -
Recovery rate (percent)                     n/a        -        n/a        -      88.5%    88.4%       95.8%      -
----------------------------------------------------------  -------------------  ------------------  --------------------
Production (thousands of ounces)            628      646        550        -        311      350          87      -

Production costs per ounce
  Cash operating costs                 $    134  $   106    $    95    $   -     $  342   $  270     $   233    $ -
  Royalties and production taxes              -        -         13        -         14       13          19      -
  Accretion expense                           5        5          2        -          2        1           1      -
----------------------------------------------------------  -------------------  ------------------  --------------------
  Total cash costs(1)                       139      111        110        -        358      284         253      -
  Amortization                              115      165         53        -        112      100         138      -
----------------------------------------------------------  -------------------  ------------------  --------------------
Total production costs                 $    254  $   276    $   163    $   -     $  470   $  384     $   391    $ -
----------------------------------------------------------  -------------------  ------------------  --------------------
Capital expenditures (USS millions)    $     20  $     8    $   141    $ 182     $   37   $   46     $     8    $48
----------------------------------------------------------  -------------------  ------------------  --------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.



BARRICK YEAR-END 2005                   88                       MINE STATISTICS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES


For the year ended December 31,                                            2005                                   2004
----------------------------------------------------------------------------------   ------------------------------------
                                                       Tons    Grade     Ounces            Tons      Grade      Ounces
Based on attributable ounces                        (000's)   (oz/ton)   (000's)        (000's)     (oz/ton)   (000's)
----------------------------------------------------------------------------------   ------------------------------------
NORTH AMERICA
Goldstrike Open Pit          (proven and probable)  114,512     0.128    14,603         123,334       0.131      16,188
                             (mineral resource)      21,115     0.050     1,054          22,318       0.050       1,107
----------------------------------------------------------------------------------   ------------------------------------
Goldstrike Underground       (proven and probable)    7,319     0.379     2,773           7,575       0.392       2,970
                             (mineral resource)       3,234     0.386     1,247           6,268       0.379       2,373
----------------------------------------------------------------------------------   ------------------------------------
 Goldstrike Property Total   (proven and probable)  121,831     0.143    17,376         130,909       0.146      19,158
                             (mineral resource)      24,349     0.095     2,301          28,586       0.122       3,480
----------------------------------------------------------------------------------   ------------------------------------
 Round Mountain (50%)        (proven and probable)  137,804     0.017     2,338          86,983       0.018       1,538
                             (mineral resource)      17,706     0.017       296          45,364       0.015         666
----------------------------------------------------------------------------------   ------------------------------------
 East Archimedes             (proven and probable)   17,093     0.059     1,011          17,093       0.059       1,011
                             (mineral resource)       3,049     0.061       187           3,049       0.061         187
----------------------------------------------------------------------------------   ------------------------------------
 Hemlo (50%)                 (proven and probable)   10,382     0.091       944          13,946       0.090       1,260
                             (mineral resource)       1,980     0.151       299           5,251       0.113         594
----------------------------------------------------------------------------------   ------------------------------------
 Eskay Creek                 (proven and probable)      268     0.810       217             485       1.058         513
                             (mineral resource)         676     0.315       213             476       0.538         256
----------------------------------------------------------------------------------   ------------------------------------
 Marigold (33%)              (proven and probable)   32,546     0.021       689          32,244       0.023         744
                             (mineral resource)      19,906     0.020       389          17,768       0.022         387
----------------------------------------------------------------------------------   ------------------------------------
SOUTH AMERICA
 Pascua-Lama                 (proven and probable)  397,441     0.046    18,349         360,759       0.049      17,615
                             (mineral resource)      61,412     0.038     2,304          43,468       0.064       2,797
----------------------------------------------------------------------------------   ------------------------------------
 Veladero                    (proven and probable)  386,137     0.033    12,641         396,517       0.032      12,849
                             (mineral resource)       2,771     0.005        14          21,804       0.021         449
----------------------------------------------------------------------------------   ------------------------------------
 Lagunas Norte               (proven and probable)  227,140     0.036     8,266         229,449       0.040       9,123
                             (mineral resource)      47,964     0.035     1,699          16,153       0.024         395
----------------------------------------------------------------------------------   ------------------------------------
 Pierina                     (proven and probable)   65,440     0.029     1,916          65,026       0.039       2,508
                             (mineral resource)       3,578     0.019        67          15,363       0.022         341
----------------------------------------------------------------------------------   ------------------------------------
AUSTRALIA/AFRICA
 Kalgoorlie (50%)            (proven and probable)   84,883     0.058     4,894          87,894       0.059       5,181
                             (mineral resource)       4,265     0.062       265          12,798       0.068         866
----------------------------------------------------------------------------------   ------------------------------------
 Plutonic                    (proven and probable)   16,554     0.145     2,399          18,291       0.137       2,512
                             (mineral resource)      18,208     0.151     2,753          13,203       0.158       2,085
----------------------------------------------------------------------------------   ------------------------------------
 Cowal                       (proven and probable)   63,600     0.039     2,495          63,600       0.039       2,495
                             (mineral resource)      57,208     0.034     1,966          47,534       0.034       1,596
----------------------------------------------------------------------------------   ------------------------------------
 Lawlers                     (proven and probable)    3,760     0.126       472           3,222       0.126         405
                             (mineral resource)       6,246     0.169     1,054           4,824       0.159         765
----------------------------------------------------------------------------------   ------------------------------------
 Darlot                      (proven and probable)    6,343     0.144       914           7,142       0.147       1,048
                             (mineral resource)       3,446     0.112       385           3,984       0.119         473
----------------------------------------------------------------------------------   ------------------------------------
 Bulyanhulu                  (proven and probable)   25,916     0.414    10,732          23,913       0.443      10,596
                             (mineral resource)       3,776     0.469     1,770           4,253       0.546       2,321
----------------------------------------------------------------------------------   ------------------------------------
 Buzwagi                     (proven and probable)   39,231     0.061     2,403               -           -           -
                             (mineral resource)      18,720     0.043       809          27,127       0.074       2,016
----------------------------------------------------------------------------------   ------------------------------------
 Tulawaka (70%)              (proven and probable)      973     0.387       377           1,077       0.355         382
                             (mineral resource)                     -                       584       0.068          40
----------------------------------------------------------------------------------   ------------------------------------
OTHER                        (proven and probable)      363     0.435       158             287       0.411         118
                             (mineral resource)       6,940     0.113       783           4,702       0.158         744
----------------------------------------------------------------------------------   ------------------------------------

TOTAL                        (proven and
                               probable)          1,637,705     0.054    88,591        1,538,837      0.058       89,056
                             (mineral resource)     302,200     0.058    17,554          316,291      0.065       20,458
----------------------------------------------------------------------------------   ------------------------------------



BARRICK YEAR-END 2005           89        MINERAL RESERVES AND MINERAL RESOURCES



GOLD MINERAL RESERVES(1)

As at December 31, 2005                               PROVEN                           PROBABLE                               TOTAL
--------------------------------------------------------------  ---------------------------------  ---------------------------------
                                   Tons     Grade     Ounces          Tons     Grade     Ounces         Tons     Grade     Ounces
Based on attributable ounces    (000's)    (oz/ton)   (000's)      (000's)    (oz/ton)  (000's)      (000's)    (oz/ton)   (000's)
--------------------------------------------------------------  ---------------------------------  ---------------------------------
NORTH AMERICA
   Goldstrike Open Pit           65,522      0.119     7,773        48,990      0.139     6,830      114,512      0.128    14,603
   Goldstrike Underground         2,867      0.489     1,403         4,452      0.308     1,370        7,319      0.379     2,773
 Goldstrike Property Total       68,389      0.134     9,176        53,442      0.153     8,200      121,831      0.143    17,376
 Round Mountain (50%)            47,013      0.022     1,056        90,791      0.014     1,282      137,804      0.017     2,338
 East Archimedes                  7,363      0.061       446         9,730      0.058       565       17,093      0.059     1,011
 Hemlo (50%)                      7,070      0.103       729         3,312      0.065       215       10,382      0.091       944
 Eskay Creek                        180      0.828       149            88      0.773        68          268      0.810       217
 Marigold (33%)                  17,701      0.022       389        14,845      0.020       300       32,546      0.021       689
--------------------------------------------------------------  ---------------------------------  ---------------------------------

SOUTH AMERICA
 Pascua-Lama                     43,666      0.051     2,218       353,775      0.046    16,131      397,441      0.046    18,349
 Veladero                        22,139      0.037       812       363,998      0.032    11,829      386,137      0.033    12,641
 Lagunas Norte                   11,198      0.041       460       215,942      0.036     7,806      227,140      0.036     8,266
 Pierina                         24,974      0.038       949        40,466      0.024       967       65,440      0.029     1,916
--------------------------------------------------------------  ---------------------------------  ---------------------------------

AUSTRALIA/AFRICA
 Kalgoorlie (50%)                45,518      0.053     2,395        39,365      0.063     2,499       84,883      0.058     4,894
 Plutonic                           235      0.149        35        16,319      0.145     2,364       16,554      0.145     2,399
 Cowal                            5,191      0.046       238        58,409      0.039     2,257       63,600      0.039     2,495
 Lawlers                          1,505      0.106       159         2,255      0.139       313        3,760      0.126       472
 Darlot                           1,968      0.116       229         4,375      0.157       685        6,343      0.144       914
 Bulyanhulu                       1,809      0.412       745        24,107      0.414     9,987       25,916      0.414    10,732
 Buzwagi                            765      0.061        47        38,466      0.061     2,356       39,231      0.061     2,403
 Tulawaka (70%)                     195      0.195        38           778      0.436       339          973      0.387       377
--------------------------------------------------------------  ---------------------------------  ---------------------------------
OTHER                                 -          -         -           363      0.435       158          363      0.435       158
--------------------------------------------------------------  ---------------------------------  ---------------------------------

TOTAL                           306,879      0.066    20,270     1,330,826      0.051    68,321    1,637,705      0.054    88,591
--------------------------------------------------------------  ---------------------------------  ---------------------------------

1  See accompanying footnote on next page.





BARRICK YEAR-END 2005           90        MINERAL RESERVES AND MINERAL RESOURCES

MINERAL RESERVES AND MINERAL RESOURCES NOTE

Mineral reserves ("reserves") have been calculated as at December 31, 2005 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7, (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, Buzwagi is classified as mineralized material. Barrick is currently assessing the implications of conditions contained in the resolution issued by Chilean regulatory authorities approving the environmental impact assessment for the Pascua-Lama project. It is possible that following the completion of such assessment, up to 1 million ounces of mineralization at the Pascua-Lama project may be reclassified from reserves to mineralized material for U.S. reporting purposes. Calculations have been prepared by employees of Barrick under the supervision of Jacques McMullen, Corporate Head, Metallurgy and Process Development of Barrick, Rick Allan, Director - Engineering and Mining Support of Barrick, and Rick Sims, Manager Corporate Reserves of Barrick. Reserves have been calculated using an assumed long-term average gold price of $US400 (Aus$560), a silver price of US$6.25 and exchange rates of $1.30 $Can/$US and $0.72 $US/$Aus. Reserves at the Hemlo and Eskay properties assumed a gold price of $US425. Reserves at the Hemlo property assumed an exchange rate of $1.20 $Can/$US. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick's normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.




BARRICK YEAR-END 2005           91        MINERAL RESERVES AND MINERAL RESOURCES

GOLD MINERAL RESOURCES(1)

As at December 31, 2005                   MEASURED (M)                 INDICATED (I)   (M) + (I)                          INFERRED
--------------------------------------------------------  --------------------------  --------------  -----------------------------
                                Tons    Grade   Ounces       Tons    Grade    Ounces    Ounces          Tons     Grade     Ounces
Based on attributable ounces  (000's) (oz/ton) (000's)     (000's)  (oz/ton)  (000's)   (000's)        (000's)   (oz/ton)  (000's)
--------------------------------------------------------  --------------------------  --------------  -----------------------------
NORTH AMERICA
   Goldstrike Open Pit        12,072     0.054     650      9,043     0.045      404     1,054            417     0.089       37
   Goldstrike Underground      1,015     0.472     479      2,219     0.346      768     1,247          3,034     0.386    1,172
  Goldstrike Property Total   13,087     0.086   1,129     11,262     0.104    1,172     2,301          3,451     0.350    1,209
  Round Mountain (50%)         6,605     0.019     124     11,101     0.015      172       296         17,687     0.013      229
  East Archimedes                979     0.063      62      2,070     0.060      125       187              -         -        -
  Hemlo (50%)                    821     0.166     136      1,159     0.141      163       299          2,820     0.143      404
  Eskay Creek                    235     0.332      78        441     0.306      135       213            176     0.443       78
  Marigold (33%)              11,813     0.018     216      8,093     0.021      173       389         54,368     0.013      693
--------------------------------------------------------  --------------------------  --------------  -----------------------------
SOUTH AMERICA
  Pascua-Lama                  7,725     0.035     270     53,687     0.038    2,034     2,304         20,400     0.049    1,003
  Veladero                       663     0.005       3      2,108     0.005       11        14        125,649     0.010    1,266
  Lagunas Norte                  822     0.028      23     47,142     0.036    1,676     1,699         21,592     0.051    1,103
  Pierina                      1,057     0.020      21      2,521     0.018       46        67            265     0.023        6
--------------------------------------------------------  --------------------------  --------------  -----------------------------
AUSTRALIA/AFRICA
  Kalgoorlie (50%)             1,663     0.058      96      2,602     0.065      169       265          2,009     0.149      300
  Plutonic                       274     0.245      67     17,934     0.150    2,686     2,753          9,527     0.189    1,800
  Cowal                        2,594     0.038      98     54,614     0.034    1,868     1,966         14,534     0.034      488
  Lawlers                         11         -       -      6,235     0.169    1,054     1,054            953     0.161      153
  Darlot                         490     0.116      57      2,956     0.111      328       385            117     0.222       26
  Bulyanhulu                       -         -       -      3,776     0.469    1,770     1,770          4,601     0.567    2,608
  Buzwagi                        309     0.042      13     18,411     0.043      796       809            618     0.040       25
  Tulawaka (70%)                   -         -       -          -         -        -         -            110     0.127       14
--------------------------------------------------------  --------------------------  --------------  -----------------------------
OTHER                                                       6,940     0.113      783       783          8,529     0.112      954
--------------------------------------------------------  --------------------------  --------------  -----------------------------
TOTAL                         49,148     0.049   2,393    253,052     0.060   15,161    17,554        287,406     0.043   12,359
--------------------------------------------------------  --------------------------  --------------  -----------------------------

1  Resources which are not reserves do not have demonstrated economic viability.



BARRICK YEAR-END 2005           92        MINERAL RESERVES AND MINERAL RESOURCES

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

--------------------------------------------------------------------------------
Assumed metal prices; Gold: US$400/oz  Silver: US$6.25/oz  Copper: US$1.25/lb
--------------------------------------------------------------------------------


For the year ended Dec. 31, 2005                    PROVEN                         PROBABLE                                   TOTAL
----------------------------------------------------------  -------------------------------   --------------------------------------
                                                                                                                            Process
                                    Tons   Grade    Ounces       Tons     Grade      Ounces        Tons     Grade    Ounces Recovery
                                  (000s) (oz/ton)   (000s)     (000s)   (oz/ton)     (000s)       (000s)  (oz/ton)   (000s)        %
----------------------------------------------------------  -------------------------------   --------------------------------------
AFRICA
 Bulyanhulu                       1,809     0.26      462     24,107       0.32      7,738       25,916      0.32    8,200     65.0%
----------------------------------------------------------  -------------------------------   --------------------------------------
NORTH AMERICA
 Eskay Creek                        180    43.68    7,862         88      38.22      3,363          268     41.88   11,225     91.1%
----------------------------------------------------------  -------------------------------   --------------------------------------
SOUTH AMERICA
 Lagunas Norte                   11,198     0.09    1,011    215,942       0.10     21,294      227,140      0.10   22,305     21.7%
 Pascua-Lama                     43,666     1.79   78,357    353,775       1.71    606,303      397,441      1.72  684,660     78.5%
 Pierina                         24,974     0.22    5,455     40,467       0.17      6,712       65,441      0.19   12,167     34.8%
 Veladero                        21,514     0.53   11,435    363,998       0.50    182,608      385,512      0.50  194,043      6.6%
----------------------------------------------------------  -------------------------------   --------------------------------------
TOTAL                           103,341     1.01  104,582    998,377       0.83    828,018    1,101,718      0.85  932,600     61.7%
----------------------------------------------------------  -------------------------------   --------------------------------------

1 Silver is accounted for as a by-product credit against reported or projected gold production costs.



CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES


For the year ended Dec. 31, 2005          MEASURED (M)               INDICATED (I)            TOTAL (M) + (I)
-------------------------------------------------------  --------------------------  ------------------------
                                 Tons   Grade   Ounces      Tons   Grade   Ounces       Tons   Grade   Ounces
                               (000s)  (oz/ton) (000s)    (000s)   (oz/ton)(000s)     (000s)  (oz/ton) (000s)
-------------------------------------------------------  --------------------------  ------------------------
AFRICA
  Bulyanhulu                       -        -        -     3,776      0.44  1,661      3,776    0.44    1,661
-------------------------------------------------------  --------------------------  ------------------------
NORTH AMERICA
  Eskay Creek                   235     11.06    2,598       441      9.85  4,345        676   10.27    6,943
-------------------------------------------------------  --------------------------  ------------------------
SOUTH AMERICA
  Lagunas Norte                 822      0.15      120    27,261      0.10  2,712     28,083    0.10    2,832
  Pascua-Lama                 7,725      0.77    5,911    53,687      0.53 28,369     61,412    0.56   34,280
  Pierina                     1,057      5.06    5,349    42,988      0.17  7,107     44,045    0.28   12,456
  Veladero                      663      0.25      163     2,108      0.27    563      2,771    0.26      726
-------------------------------------------------------  --------------------------  ------------------------
TOTAL                        10,502      1.35   14,141   130,261      0.34 44,757    140,763    0.42   58,898
-------------------------------------------------------  --------------------------  ------------------------



BARRICK YEAR-END 2005          93         MINERAL RESERVES AND MINERAL RESOURCES

CORPORATE OFFICE                                                   TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation                                           CIBC Mellon Trust Company
BCE Place, TD Canada Trust Tower, Suite 3700                       P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212                                       Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1                                            Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727                            Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415          Fax: (416) 643-5660
Email: investor@barrick.com                                        Email: inquiries@cibcmellon.com
Website: www.barrick.com                                           Website: www.cibcmellon.com

SHARES LISTED                                                      Mellon Investor Services, L.L.C.
ABX - The Toronto Stock Exchange                                   480 Washington Blvd.
      The New York Stock Exchange                                  Jersey City, NJ 07310
      The Swiss Stock Exchange                                     Email: shrrelations@mellon.com
      Euronext - Paris                                             Website: www.mellon-investor.com
BGD - The London Stock Exchange


INVESTOR CONTACT                                                   MEDIA CONTACT
James Mavor                                                        Vincent Borg
Vice President, Investor Relations                                 Senior Vice President, Corporate Communications
Tel: (416) 307-7463                                                Tel: (416) 307-7477
Email: jmavor(R)barrick.com                                        Email: vborg@barrick.com


CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this Year End Report 2005, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions, including our recent acquisition of Placer Dome; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Year End Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.